Use these links to rapidly review the document

Index to Consolidated Financial Statements

As confidentially submitted to the Securities and Exchange Commission on December 6, 2013.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Paylocity Holding Corporation
 (Exact name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	46-4066644 (I.R.S. Employer Identification No.)

3850 N. Wilke Road
Arlington Heights, Illinois 60004
(847) 463-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Steven R. Beauchamp
President and Chief Executive Officer
3850 N. Wilke Road
Arlington Heights, Illinois 60004
(847) 463-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John J. Gilluly III, P.C. DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701 (512) 457-7000	Christopher J. Austin Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.001	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Preliminary prospectus, subject to completion. Dated                  , 2013

Prospectus

                           Shares

Paylocity Holding Corporation

Common Stock

        This is the initial public offering of our common stock.

        We are selling             shares of common stock. The selling stockholders identified in this prospectus are selling an additional             shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The estimated initial public offering price is between $             and $             per share. Currently no public market exists for the shares.

        We intend to apply to list our common stock on             under the symbol "PCTY."

        We are an "emerging growth company" under the federal securities laws and are eligible for reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

        The underwriters may also purchase up to an additional             shares of common stock from us, at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

        The underwriters expect to deliver the shares of common stock on or about                  , 2013.

Deutsche Bank Securities	BofA Merrill Lynch	William Blair

JMP Securities	Raymond James	Needham & Company

                      , 2013.

        We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared and filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until              (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should carefully read the entire prospectus, including the financial statements and related notes included in this prospectus and the section entitled "Risk Factors," before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to "Paylocity," "the Company," "our company," "we," "us," and "our" refer to Paylocity Holding Corporation, a Delaware corporation, and, where appropriate, its wholly-owned subsidiary. References to any year herein refer to the twelve months ended June 30 of the year indicated unless otherwise specified.

 Paylocity Holding Corporation

Overview

        We are a leading provider of cloud-based payroll and human capital management, or HCM, software solutions for medium-sized organizations, which we define as those having between 20 and 1,000 employees. Our comprehensive and easy-to-use solutions enable our clients to manage their workforces more effectively. As of June 30, 2013, we served approximately 6,850 clients across the U.S., which on average had over 100 employees. Our solutions help drive strategic human capital decision-making and improve employee engagement by enhancing the human resource, payroll and finance capabilities of our clients.

        Our multi-tenant software platform is highly configurable and includes a unified suite of payroll and HCM applications, such as time and labor tracking, benefits and talent management. Our solutions have been organically developed from our core payroll solution, which we believe is the most critical system of record for medium-sized organizations and an essential gateway to other HCM functionality. Our payroll and HCM applications use a unified database and provide robust on-demand reporting and analytics. Our platform provides intuitive self-service functionality for employees and managers combined with seamless integration across all our solutions. We supplement our comprehensive software platform with an integrated implementation and client service organization, which is designed to meet the needs of medium-sized organizations.

        We market and sell our products primarily through our direct sales force. We generate sales leads through a variety of focused marketing initiatives and by referrals from our extensive referral network of 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants. Our platform is priced on a per employee basis, and our recurring revenue model provides significant visibility into our future operating results.

        We have experienced significant growth in recent years. Our total revenues increased from $39.5 million in fiscal 2011 to $55.1 million in fiscal 2012, representing a 39% year-over-year increase, and to $77.3 million in fiscal 2013, representing a 40% year-over-year increase. Our recurring revenues increased from $37.5 million in fiscal 2011 to $52.5 million in fiscal 2012, representing a 40% year-over-year increase, and to $72.8 million in fiscal 2013, representing a 39% year-over-year increase. As of June 30, 2013, we had approximately 6,850 clients. Our annual revenue retention rate was greater than 92% in each of fiscal years 2011, 2012 and 2013.

        We have invested, and intend to continue to invest, in growing our business by expanding our sales and marketing activities, increasing research and development to expand and improve our product offerings, and scaling our technical infrastructure and operations. We incurred net losses of approximately $130,000 in fiscal 2011 and had net income of approximately $1.7 million and $617,000 in fiscal 2012 and 2013, respectively.

Industry Background

        Effective management of human capital is a core function in all organizations and requires a significant commitment of resources. Organizations are faced with complex and ever-changing requirements, including diverse federal, state and local regulations across multiple jurisdictions. In addition, the workplace operating environment is rapidly changing as employees become increasingly mobile, work remotely and expect a user experience similar to that of consumer-oriented Internet applications. Medium-sized organizations operating without the infrastructure, expertise or personnel of larger enterprises are uniquely pressured in this complex and dynamic environment.

        We believe that existing payroll and HCM solutions have limitations that cause them to underserve the unique needs of medium-sized organizations. Traditional payroll service providers are primarily focused on delivery of a variety of payroll processing services, insurance products and HR business process outsourcing solutions. Many of these solutions offer limited capabilities and lack a unified and configurable payroll and HCM suite. Enterprise-focused payroll and HCM software vendors offer solutions that are designed for the complex needs and structures of large enterprises. As a result, their solutions can be overly complex, expensive and time-consuming to implement, operate and maintain.

        The market opportunity is driven by the importance of payroll and HCM solutions to the successful management of organizations. According to International Data Corporation, or IDC, the U.S. market for HCM applications and payroll outsourcing services is estimated to be $22.5 billion in 2014. To estimate our addressable market, we focus our analysis on the number of U.S. medium-sized organizations and the number of their employees. According to the U.S. Census Bureau, there were over 565,000 firms with 20 to 999 employees in the U.S. in 2010, employing over 40 million persons. We estimate that if clients were to buy our entire suite of existing solutions at list prices, they would spend approximately $200 per employee annually. Based on this analysis, we believe our current target addressable market is approximately $8.0 billion.

Our Solution

        Our solution provides the following key benefits to our clients:

  •
  Comprehensive Platform Optimized for Medium-Sized Organizations.  Our solutions empower finance and HR professionals in medium-sized organizations to drive strategic human capital decisions by providing enterprise-grade payroll and HCM applications, including robust reporting and analytics. Our unified platform fully automates payroll and HCM processes, enabling our clients to focus on core business activities.

  •
  Modern, Intuitive User Experience.  Our intuitive, easy-to-use interface is based on current technology and automatically adapts to users' devices, including mobile platforms. Our platform's self-service functionality and performance management applications provide employees with an engaging experience.

  •
  Flexible and Configurable Platform.  We design our solutions to be flexible and configurable, allowing our clients to match their use of our software with their specific business processes and workflows. Our platform has been organically developed from a common code base, data structure and user interface, providing a consistent user experience with powerful features that are easily adaptable to our clients' needs.

  •
  Highly-Attractive SaaS Solution for Medium-Sized Organizations.  Our solutions are cloud-based and offered on a subscription basis, making them easier and more affordable to implement, operate and update.

  •
  Seamless Integration with Extensive Ecosystem of Partners.  Our platform offers our clients automated data integration with over 200 related third-party partner systems, such as 401(k), benefits and insurance provider systems. This integration reduces the complexity and risk of error of manual data transfers and saves time for our clients and their employees.

Our Strategy

        We intend to strengthen and extend our position as a leading provider of cloud-based payroll and HCM software solutions to medium-sized organizations. Key elements of our strategy include:

  •
  Grow Our Client Base.  We believe that our current client base represents only a small portion of the medium-sized organizations that could benefit from our solutions. In order to acquire new clients, we plan to continue to grow our sales organization aggressively across all U.S. geographies.

  •
  Expand Our Product Offerings.  We plan to increase investment in software development to continue to advance our platform and expand our product offerings. For example, we recently introduced new healthcare reform functionality that provides clients with the ability to forecast and model the impact of healthcare reform on their businesses.

  •
  Increase Average Revenue Per Client.  Our average revenue per client has consistently increased in each of the last three years as we have broadened our product offerings. We plan to further grow average revenue per client by selling a broader selection of products to new clients and deepening relationships with existing clients by expanding their use of our products.

  •
  Extend Technological Leadership.  We believe that our organically developed cloud-based multi-tenant software platform, combined with our unified database architecture, enhances the experience and usability of our products. We plan to continue our technology innovation, as we have done with our mobile applications, social features and analytics capabilities.

  •
  Further Develop Our Referral Network.  We have developed a strong network of referral participants, such as 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, that recommend our solutions and provide referrals. We plan to increase integration with third-party providers and expand our referral network to grow our client base and lower our client acquisition costs.

Summary Risk Factors

        Investing in our common stock involves significant risks and uncertainties. You should carefully consider the risks and uncertainties discussed under the section titled "Risk Factors" elsewhere in this prospectus before making a decision to invest in our common stock. If any of these risks and uncertainties occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock would likely decline and you may lose all or part of your investment. Below is a summary of some of the principal risks we face:

  •
  We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

  •
  Our quarterly operating results have fluctuated in the past and may continue to fluctuate.

  •
  Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

  •
  The markets in which we participate are highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

  •
  If we fail to adequately expand our direct sales force with qualified and productive sales representatives, we may not be able to grow our business effectively.

  •
  Insiders will continue to have substantial control over us after this offering, which may affect the trading price for our common stock and delay or prevent a third party from acquiring control over us.

  •
  The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Corporate Information

        We were incorporated in July 1997 as an Illinois corporation. In November 2005, we changed our name to Paylocity Corporation. In November 2013, we effected a restructuring whereby Paylocity Corporation became a wholly-owned subsidiary of Paylocity Holding Corporation, a Delaware corporation. Except as otherwise provided herein, this prospectus gives effect to this restructuring. All of our business operations are conducted by Paylocity Corporation.

        We are headquartered in Arlington Heights, Illinois. Our principal executive offices are located at 3850 N. Wilke Road, Arlington Heights, Illinois 60004. Our telephone number is (847) 463-3200. Our corporate website address is www.paylocity.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

        Paylocity and "Apple and Orange" and other trademarks or service marks of Paylocity appearing in this prospectus are our property. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

 THE OFFERING

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Over-allotment option offered by us	shares
Over-allotment option offered by the selling stockholders	shares
Use of proceeds

We intend to use approximately $1.4 million of the net proceeds from this offering to repay outstanding indebtedness under a note. We intend to use the remaining net proceeds from this offering primarily for working capital and other general corporate purposes, including to finance our growth, develop new technologies and fund capital expenditures. We may also seek to expand our existing business through investments in or acquisitions of other businesses or technologies. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See the section titled "Use of Proceeds."

Risk Factors	You should read carefully "Risk Factors" in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
Proposed symbol	PCTY

        Except as otherwise indicated, all information in this prospectus is based upon 65,882,448 shares of common stock outstanding as of September 30, 2013 and excludes:

  •
  3,563,587 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013, having a weighted average exercise price of $2.72 per share;

  •
  443,770 additional common shares reserved for future grant or issuance under our 2013 Equity Incentive Plan; and

  •
  403,800 shares of common stock subject to restricted stock award agreements.

        Unless otherwise noted the information in this prospectus assumes:

  •
  No exercise of outstanding options after September 30, 2013;

  •
  The conversion of all our outstanding shares of preferred stock into shares of common stock prior to or upon the closing of this offering;

  •
  The filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the completion of this offering;

  •
  No purchase of shares in this offering by our officers and directors;

  •
  No exercise by the underwriters of their option to purchase additional shares; and

  •
  The distribution of all 46,293,499 shares of our common stock held by Paylocity Management Holdings, LLC to its individual members prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. Our fiscal year ends on June 30. The summary consolidated financial data for each of the three fiscal years ended June 30, 2011, 2012 and 2013 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the three months ended September 30, 2012 and 2013 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of September 30, 2013 has been derived from our unaudited financial statements for such period, included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Recurring fees	$36,443	$51,211	$71,309	$14,721	$20,738
Interest income on funds held for clients	1,100	1,263	1,459	302	353

Total recurring revenues	37,543	52,474	72,768	15,023	21,091
Implementation services and other	1,941	2,622	4,526	803	1,278

Total revenues	39,484	55,096	77,294	15,826	22,369

Cost of revenues:
Recurring revenues	16,329	22,054	28,863	6,386	7,993
Implementation services and other	5,416	7,040	10,803	2,133	3,754

Total cost of revenues	21,745	29,094	39,666	8,519	11,747

Gross profit	17,739	26,002	37,628	7,307	10,622

Operating expenses:
Sales and marketing	9,293	12,828	18,693	3,878	5,189
Research and development	1,565	1,788	6,825	1,357	1,956
General and administrative	6,868	8,618	12,079	2,688	3,911

Total operating expenses	17,726	23,234	37,597	7,923	11,056

Operating income (loss)	13	2,768	31	(616)	(434)
Other income (expense)	(179)	(196)	(16)	(42)	28

Income (loss) before income taxes	(166)	2,572	15	(658)	(406)
Income tax (benefit) expense	(36)	884	(602)	(253)	(362)

Net income (loss)	$(130)	$1,688	$617	$(405)	$(44)

Net income (loss) attributable to common stockholders	$(774)	$998	$(2,291)	$(1,132)	$(825)
Net income (loss) per share attributable to common stockholders:
Basic	$(0.01)	$0.02	$(0.05)	$(0.02)	$(0.02)
Diluted	$(0.01)	$0.02	$(0.05)	$(0.02)	$(0.02)
Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	56,308	65,808	47,983	47,983	47,983
Diluted	56,308	66,475	47,983	47,983	47,983

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Other Financial Data:
Adjusted Gross Profit(1)	$19,962	$28,729	$40,695	$8,170	$11,227
Adjusted EBITDA(1)	$4,028	$7,660	$6,301	$919	$1,188

	As of September 30, 2013
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,299	$5,299	$
Working capital(4)	501	501
Funds held for clients	291,559	291,559
Total assets	313,186	313,186
Debt, current portion	625	625
Client fund obligations	291,559	291,559
Long-term debt, net of current portion	781	781
Redeemable convertible preferred stock	36,573	—
Stockholders' equity (deficit)	(26,455)	10,118

(1)
We use Adjusted Gross Profit and Adjusted EBITDA to evaluate our operating results. We prepare Adjusted Gross Profit and Adjusted EBITDA to eliminate the impact of items we do not consider indicative of our ongoing operating performance. However, Adjusted Gross Profit and Adjusted EBITDA are not measurements of financial performance under generally accepted accounting principles in the United States, or GAAP, and these metrics may not be comparable to similarly-titled measures of other companies.

We define Adjusted Gross Profit as gross profit before amortization of capitalized internal-use software and stock-based compensation expenses, if any. We define Adjusted EBITDA as net income (loss) before interest expense (income), income tax expense (benefit), depreciation and amortization and stock-based compensation expenses.

We disclose Adjusted Gross Profit and Adjusted EBITDA, which are non-GAAP measures, because we believe these metrics assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. We believe these metrics are commonly used in the financial community to aid in comparisons of similar companies, and we present them to enhance investors' understanding of our operating performance and cash flows.

Adjusted Gross Profit and Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect our income tax expense or the cash requirement to pay our taxes;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•
Other companies in our industry may calculate Adjusted Gross Profit and Adjusted EBITDA differently than we do, limiting their usefulness as a comparative measure.

Additionally, stock-based compensation will be an element of our overall compensation strategy, although we exclude it from Adjusted Gross Profit and Adjusted EBITDA as an expense when evaluating our ongoing operating performance for a particular period.

Because of these limitations, you should not consider Adjusted Gross Profit as an alternative to gross profit or Adjusted EBITDA as an alternative to net income (loss) or cash provided by operating activities, in each case as determined in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results, and we use Adjusted Gross Profit and Adjusted EBITDA only supplementally.

Directly comparable GAAP measures to Adjusted Gross Profit and Adjusted EBITDA are gross profit and net income (loss), respectively. We reconcile Adjusted Gross Profit and Adjusted EBITDA as follows:

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Reconciliation from Gross Profit to Adjusted Gross Profit
Gross profit	$17,739	$26,002	$37,628	$7,307	$10,622
Amortization of capitalized research and development costs	2,223	2,727	3,067	863	605

Adjusted Gross Profit	$19,962	$28,729	$40,695	$8,170	$11,227

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Reconciliation from Net Income (Loss) to Adjusted EBITDA
Net income (loss)	$(130)	$1,688	$617	$(405)	$(44)
Interest expense	238	261	192	57	22
Income tax (benefit) expense	(36)	884	(602)	(253)	(362)
Depreciation and amortization	3,779	4,624	5,571	1,389	1,391

EBITDA	3,851	7,457	5,778	788	1,007
Stock-based compensation expense	177	203	523	131	181

Adjusted EBITDA	$4,028	$7,660	$6,301	$919	$1,188

(2)
The pro forma balance sheet data as of September 30, 2013 reflects the conversion of all of our preferred stock outstanding to common stock in connection with this offering and the distribution of the shares of our common stock held by Paylocity Management Holdings, LLC to its individual members prior to the closing of this offering.

(3)
The pro forma as adjusted balance sheet data as of September 30, 2013 reflects the pro forma adjustments described in footnote (2) above as adjusted to give effect to receipt by us of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of our cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
Working capital is defined as current assets minus current liabilities.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider all the risk factors and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding whether to invest in our common stock. If any of the following risks were to materialize, our business, financial condition, results of operations and future prospects could be materially and adversely affected. The trading price of our common stock could decline as a result of any of these risks, and you could lose part or even all of your investment in our common stock.

We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

        We have incurred net losses from time to time. We have been growing our number of clients rapidly, and as we do so, we incur significant sales and marketing, services and other related expenses. Our profitability will depend in significant part on our obtaining sufficient scale and productivity that the cost of adding and supporting new clients does not outweigh our revenues. We intend for the foreseeable future to continue to focus predominately on adding new clients, and we cannot predict when we will achieve sustained profitability, if at all. We also expect to make other significant expenditures and investments in research and development to expand and improve our product offerings and technical infrastructure. In addition, as a public company, we will incur significant legal, accounting and other expenses that we do not incur as a private company. These increased expenditures will make it harder for us to achieve and maintain profitability. We also may incur losses in the future for a number of other unforeseen reasons. Accordingly, we may not be able to maintain profitability, and we may incur losses for the foreseeable future.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate, causing the value of our common stock to decline substantially.

        Our quarterly operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Moreover, our stock price might be based on expectations of future performance that are unrealistic or that we might not meet and, if our revenue or operating results fall below such expectations, the price of our common stock could decline substantially.

        Our number of new clients increases more during our third fiscal quarter ending March 31 than during the rest of our fiscal year, primarily because many new clients prefer to start using our payroll and HCM solutions at the beginning of a calendar year. In addition, client funds and year-end activities are traditionally higher during our third fiscal quarter. As a result of these factors, our total revenue and expenses have historically grown disproportionately during our third fiscal quarter as compared to other quarters.

        In addition to other risk factors listed in this section, some of the important factors that may cause fluctuations in our quarterly operating results include:

  •
  The extent to which our products achieve or maintain market acceptance;

  •
  Our ability to introduce new products and enhancements and updates to our existing products on a timely basis;

  •
  Competitive pressures and the introduction of enhanced products and services from competitors;

  •
  Changes in client budgets and procurement policies;

  •
  The amount and timing of our investment in research and development activities and whether such investments are capitalized or expensed as incurred;

  •
  The number of our clients' employees;

  •
  Timing of recognition of revenues and expenses;

  •
  Client renewal rates;

  •
  Seasonality in our business;

  •
  Technical difficulties with our products or interruptions in our services;

  •
  Our ability to hire and retain qualified personnel;

  •
  Changes in the regulatory requirements and environment related to the products and services which we offer; and

  •
  Unforeseen legal expenses, including litigation and settlement costs.

        We do not have long-term agreements with clients, and our standard agreements with clients are generally terminable by our clients upon 60 or fewer days' notice. If a significant number of clients elected to terminate their agreements with us, our operating results and our business would be adversely affected.

        In addition, a significant portion of our operating expenses are related to compensation and other items which are relatively fixed in the short-term, and we plan expenditures based in part on our expectations regarding future needs and opportunities. Accordingly, changes in our business or revenue shortfalls could decrease our gross and operating margins and could cause significant changes in our operating results from period to period. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

        Our operating results for previous fiscal quarters are not necessarily indicative of our operating results for the full fiscal years or for any future periods. We believe that, due to the underlying factors for quarterly fluctuations, quarter-to-quarter comparisons of our operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance.

Failure to manage our growth effectively could increase our expenses, decrease our revenue, and prevent us from implementing our business strategy.

        We have been rapidly growing our revenue and number of clients, and we will seek to do the same for the foreseeable future. However, the growth in our number of clients puts significant strain on our business, requires significant capital expenditures and increases our operating expenses. To manage this growth effectively, we must attract, train, and retain a significant number of qualified sales, implementation, client service, software development, information technology and management personnel. We also must maintain and enhance our technology infrastructure and our financial and accounting systems and controls. If we fail to effectively manage our growth or we over-invest or under-invest in our business, our business and results of operations could suffer from the resultant weaknesses in our infrastructure, systems or controls. We could also suffer operational mistakes, a loss of business opportunities and employee losses. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected, and we might be unable to implement our business strategy.

The markets in which we participate are highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

        The market for payroll and HCM solutions is fragmented, highly competitive and rapidly changing. Our competitors vary for each of our solutions, and include enterprise-focused software providers, such as Ultimate Software Group, Inc., Workday, Inc., SAP AG, Oracle Corporation and Ceridian Corporation, payroll service providers, such as Automatic Data Processing, Inc., Paychex, Inc. and other regional providers, and HCM point solutions, such as Cornerstone OnDemand, Inc.

        Several of our competitors are larger, have greater name recognition, longer operating histories and significantly greater resources than we do. Many of these competitors are able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. As a result, our competitors may be able to develop products and services better received by our markets or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or client requirements.

        In addition, current and potential competitors have established, and might in the future establish, partner or form other cooperative relationships with vendors of complementary products, technologies or services to enable them to offer new products and services, to compete more effectively or to increase the availability of their products in the marketplace. New competitors or relationships might emerge that have greater market share, a larger client base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. In light of these advantages, current or potential clients might accept competitive offerings in lieu of purchasing our offerings. We expect intense competition to continue for these reasons, and such competition could negatively impact our sales, profitability or market share.

If we do not continue to innovate and deliver high-quality, technologically advanced products and services, we will not remain competitive and our revenue and operating results could suffer.

        The market for our solutions is characterized by rapid technological advancements, changes in client requirements, frequent new product introductions and enhancements and changing industry standards. The life cycles of our products are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors could undermine our current market position.

        Our success depends in substantial part on our continuing ability to provide products and services that medium-sized organizations will find superior to our competitors' offerings and will continue to use. We intend to continue to invest significant resources in research and development in order to enhance our existing products and services and introduce new high-quality products that clients will want. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

        In addition, we may experience difficulties with software development, industry standards, design, or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

        We may not have sufficient resources to make the necessary investments in software development and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet the increasingly complex client requirements of the marketplace or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, client requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position.

If we are unable to release periodic updates on a timely basis to reflect changes in tax, benefit and other laws and regulations that our products help our clients address, the market acceptance of our products may be adversely affected and our revenues could decline.

        Our solutions are affected by changes in tax, benefit and other laws and regulations and generally must be updated regularly to maintain their accuracy and competitiveness. Although we believe our SaaS platform provides us with flexibility to release updates in response to these changes, we cannot be certain that we will be able to make the necessary changes to our solutions and release updates on a timely basis, or at all. Failure to do so could have an adverse effect on the functionality and market acceptance of our solutions. In addition, significant changes in tax, benefit and other laws and regulations could require us to make significant modifications to our products, which could result in substantial expenses.

Because of the way we recognize our revenue and our expenses over varying periods, changes in our business may not be immediately reflected in our financial statements.

        We recognize our revenue as services are performed. The amount of revenue we recognize in any particular period is derived in significant part based on the number of employees of our clients served by our solutions. As a result, our revenue is dependent in part on the success of our clients. The effect on our revenue of significant changes in sales of our solutions or in our clients' businesses may not be fully reflected in our results of operations until future periods.

        We recognize our expenses over varying periods based on the nature of the expense. In particular, we recognize implementation costs and sales commissions as they are incurred even though we recognize revenue as we perform services over extended periods. When a client terminates its relationship with us, we may not have derived enough revenue from that client to cover associated implementation costs. As a result, we may report poor operating results due to higher implementation costs and sales commissions in a period in which we experience strong sales of our solutions. Alternatively, we may report better operating results due to lower implementation costs and sales commissions in a period in which we experience a slowdown in sales. As a result, our expenses fluctuate as a percentage of revenue, and changes in our business generally may not be immediately reflected in our results of operations.

If our security measures are breached or unauthorized access to client data or funds is otherwise obtained, our solutions may be perceived as not being secure, clients may reduce the use of or stop using our solutions and we may incur significant liabilities.

        Our solutions involve the storage and transmission of our clients' and their employees' proprietary and confidential information. This information includes bank account numbers, tax return information, social security numbers, benefit information, retirement account information, payroll information and system passwords. In addition, we collect and maintain personal information on our own employees in the ordinary course of our business. Finally, our business involves the storage and transmission of funds from the accounts of our clients to their employees, taxing and regulatory authorities and others. As a result, unauthorized access or security breaches of our systems or the systems of our clients could result in the unauthorized disclosure of confidential information, theft, litigation, indemnity obligations and other significant liabilities. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are employed, we may be unable to anticipate these techniques or to implement adequate preventative measures in advance. While we have security measures and controls in place to protect confidential information, prevent data loss, theft and other security breaches, including penetration tests of our systems by independent third parties, if our security measures are breached, our business could be substantially harmed and we could incur significant liabilities. Any such breach or unauthorized access could negatively affect our ability to attract new clients, cause existing clients to terminate their agreements with us, result in reputational damage and subject us to lawsuits, regulatory fines or other actions or liabilities which could materially and adversely affect our business and operating results.

        There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim related to a breach or unauthorized access. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to adequately expand our direct sales force with qualified and productive persons, we may not be able to grow our business effectively.

        We primarily sell our products and implementation services through our direct sales force. To grow our business, we intend to focus on growing our client base for the foreseeable future. Our ability to add clients and to achieve revenue growth in the future will depend upon our ability to grow and develop our direct sales force and on their ability to productively sell our solutions. Identifying and recruiting qualified personnel and training them in the use of our software require significant time, expense and attention. The amount of time it takes for our sales representatives to be fully-trained and to become productive varies widely. In addition, if we hire sales representatives from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

        If our sales organization does not perform as expected, our revenues and revenue growth could suffer. In addition, if we are unable to hire, develop and retain talented sales personnel, if our sales force becomes less efficient as it grows or if new sales representatives are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to grow our client base and revenues and our sales and marketing expenses may increase.

If our referral network participants reduce their referrals to us, we may not be able to grow our client base or revenues in the future.

        Referrals from third-party service providers, including 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, represent a significant source of potential clients for our products and implementation services. For example, we estimate that approximately 25% of our new sales in fiscal 2013 were referred to us from our referral network participants, and our referral network may become an even more significant source of client referrals in the future. In most cases, our relationships with referral network participants are informal, although in some cases, we have formalized relationships where we are a recommended vendor for their client.

        Participants in our referral network are generally under no contractual obligation to continue to refer business to us, and we do not intend to seek contractual relationships with these participants. In addition, these participants are generally not compensated for referring potential clients to us, and may choose to instead refer potential clients to our competitors. Our ability to achieve revenue growth in the future will depend, in part, upon continued referrals from our network.

        There can be no assurance that we will be successful in maintaining, expanding or developing our referral network. If our relationships with participants in our referral network were to deteriorate or if any of our competitors enter into strategic relationships with our referral network participants, sales leads from these participants could be reduced or cease entirely. If we are not successful, we may lose sales opportunities and our revenues and profitability could suffer.

If the market for cloud-based payroll and HCM solutions among medium-sized organizations develops more slowly than we expect or declines, our business could be adversely affected.

        We believe that the market for cloud-based payroll and HCM solutions is not as mature among medium-sized organizations as the market for outsourced services or on-premise software and services. It is not certain that cloud-based solutions will achieve and sustain high levels of client demand and market acceptance. Our success will depend to a substantial extent on the widespread adoption by medium-sized organizations of cloud-based computing in general, and of payroll and other HCM applications in particular. It is difficult to predict client adoption rates and demand for our solutions, the future growth rate and size of the cloud-based market or the entry of competitive solutions. The expansion of the cloud-based market depends on a number of factors, including the cost, performance, and perceived value associated with cloud-based computing, as well as the ability of cloud-based solutions to address security and privacy concerns. If other cloud-based providers experience security incidents, loss of client data, disruptions in delivery or other problems, the market for cloud-based applications as a whole, including our solutions, may be negatively affected. If cloud-based payroll and HCM solutions do not achieve widespread adoption among medium-sized organizations, or there is a reduction in demand for cloud-based computing caused by a lack of client acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in a loss of clients, decreased revenues and an adverse impact on our business.

We typically pay employees and taxing authorities amounts due for a payroll period before a client's electronic funds transfers are finally settled to our account. If client payments are rejected by banking institutions or otherwise fail to clear into our accounts, we may require additional sources of short-term liquidity and our operating results could be adversely affected.

        Our payroll processing business involves the movement of significant funds from the account of a client to employees and relevant taxing authorities. For example, in fiscal 2013 we processed almost $30 billion in payroll transactions. Though we debit a client's account prior to any disbursement on its behalf, there is a delay between our payment of amounts due to employees and taxing and other regulatory authorities and when the incoming funds from the employer to cover these payables actually clear into our operating accounts. There is therefore a risk that the employer's funds will be insufficient to cover the amounts we have already paid on its behalf. While such shortage and accompanying financial exposure has only occurred in very limited instances in the past, should clients default on their payment obligations in the future, we might be required to advance substantial amounts of funds to cover such obligations. In such an event, we may be required to seek additional sources of short-term liquidity, which may not be available on reasonable terms, if at all, and our operating results and our liquidity could be adversely affected and our banking relationships could be harmed.

Adverse changes in economic or political conditions could adversely affect our operating results and our business.

        Our recurring revenues are based in part on the number of our clients' employees. As a result, we are subject to risks arising from adverse changes in economic and political conditions. The state of the economy and the rate of employment, which deteriorated in the recent broad recession, may deteriorate further in the future. If weakness in the economy continues or worsens, many clients may reduce their number of employees and delay or reduce technology purchases. This could also result in reductions in our revenues and sales of our products, longer sales cycles, increased price competition and clients' purchasing fewer solutions than they have in the past. Any of these events would likely harm our business, results of operations, financial condition and cash flows from operations.

        Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and volatility. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our businesses. Clients may react to worsening conditions by reducing their spending on payroll and other HCM solutions or renegotiating their contracts with us. We have agreements with various large banks to execute Automated Clearing House, or ACH, and wire transfers as part of our client payroll and tax services. While we have contingency plans in place for bank failures, a failure of one of our banking partners or a systemic shutdown of the banking industry could result in the loss of client funds or impede us from accessing and processing funds on our clients' behalf, and could have an adverse impact on our business and liquidity.

If the banks that currently provide ACH and wire transfers fail to properly transmit ACH or terminate their relationship with us or limit our ability to process funds or we are not able to increase our ACH capacity with our existing and new banks, our ability to process funds on behalf of our clients and our financial results and liquidity could be adversely affected.

        We currently have agreements with nine banks to execute ACH and wire transfers to support our client payroll and tax services. If one or more of the banks fails to process ACH transfers on a timely basis, or at all, then our relationship with our clients could be harmed and we could be subject to claims by a client with respect to the failed transfers. In addition, these banks have no obligation to renew their agreements with us on commercially reasonable terms, if at all. If these banks terminate their relationships with us or restrict the dollar amounts of funds that they will process on behalf of our clients, their doing so may impede our ability to process funds and could have an adverse impact on our financial results and liquidity.

We depend on our senior management team and other key employees, and the loss of these persons or an inability to attract and retain highly skilled employees could adversely affect our business.

        Our success depends largely upon the continued services of our key executive officers, including Steven R. Beauchamp, our President and Chief Executive Officer. We also rely on our leadership team in the areas of research and development, sales, services and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. While we have employment agreements with certain of our executive officers, including Mr. Beauchamp, these employment agreements do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have an adverse effect on our business.

If we are unable to recruit and retain highly-skilled product development and other technical persons, our ability to develop and support widely-accepted products could be impaired and our business could be harmed.

        We believe that to grow our business and be successful, we must continue to develop products that are technologically-advanced, are highly integrable with third-party services, provide significant mobility capabilities and have pleasing and intuitive user experiences. To do so, we must attract and retain highly qualified personnel, particularly employees with high levels of experience in designing and developing software and Internet-related products and services. Competition for these personnel in the greater Chicago area and elsewhere is intense. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed. We follow a practice of hiring the best available candidates wherever located, but as we grow our business, the productivity of our product development and other research and development may be adversely affected. In addition, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

The sale and support of products and the performance of related services by us entail the risk of product or service liability claims, which could significantly affect our financial results.

        Clients use our products in connection with the preparation and filing of tax returns and other regulatory reports. If any of our products contain errors that produce inaccurate results upon which users rely, or cause users to misfile or fail to file required information, we could be subject to liability claims from users. Our agreements with our clients typically contain provisions intended to limit our exposure to such claims, but such provisions may not be effective in limiting our exposure. Contractual limitations we use may not be enforceable and may not provide us with adequate protection against product liability claims in certain jurisdictions. A successful claim for product or service liability brought against us could result in substantial cost to us and divert management's attention from our operations.

Privacy concerns and laws or other domestic regulations may reduce the effectiveness of our applications and adversely affect our business.

        Our clients collect, use and store personal or identifying information regarding their employees and their family members in our solutions. Federal and state government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage and disclosure of such personal information. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to our clients' businesses may limit the use and adoption of our applications and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our solutions.

        All of these legislative and regulatory initiatives may adversely affect our clients' ability to process, handle, store, use and transmit demographic and personal information regarding their employees and family members, which could reduce demand for our solutions.

        In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of personal information were to be curtailed in this manner, our products would be less effective, which may reduce demand for our applications and adversely affect our business.

Our business could be adversely affected if we do not effectively implement our solutions or our clients are not satisfied with our implementation services.

        Our ability to deliver our payroll and HCM solutions depends on our ability to effectively implement and to transition to, and train our clients on, our solutions. We do not recognize revenue from new clients until they process their first payroll. Further, our agreements with our clients are generally terminable by the clients on 60 days' notice. If a client is not satisfied with our implementation services, the client could terminate its agreement with us before we have recovered our costs of implementation services, which would adversely affect our results of operations and cash flows. In addition, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective clients.

Our business could be affected if we are unable to accommodate increased demand for our implementation services resulting from growth in our business.

        We may be unable to respond quickly enough to accommodate increased client demand for implementation services driven by our growth. The implementation process is the first substantive interaction with a new client. As a predicate to providing knowledgeable implementation services, we must have a sufficient number of personnel dedicated to that process. In order to ensure that we have sufficient employees to implement our solutions, we must closely coordinate hiring of personnel with our projected sales for a particular period. Because our sales cycle is typically only three to four weeks long, we may not be successful in coordinating hiring of implementation personnel to meet increased demand for our implementation services. Increased demand for implementation services without a corresponding staffing increase of qualified personnel could adversely affect the quality of services provided to new clients, and our business and our reputation could be harmed.

Any failure to offer high-quality client services may adversely affect our relationships with our clients and our financial results.

        Once our applications are deployed, our clients depend on our client service organization to resolve issues relating to our solutions. Our clients are medium-sized organizations with limited personnel and resources to address payroll and other HCM related issues. These clients rely on us more so than larger companies with greater internal resources and expertise. High-quality client services are important for the successful marketing and sale of our products and for the retention of existing clients. If we do not help our clients quickly resolve issues and provide effective ongoing support, our ability to sell additional products to existing clients would suffer and our reputation with existing or potential clients would be harmed.

        In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing clients. Any failure to maintain high-quality client services, or a market perception that we do not maintain high-quality client services, could adversely affect our reputation, our ability to sell our solutions to existing and prospective clients, and our business, operating results and financial position.

If we fail to manage our technical operations infrastructure, our existing clients may experience service outages and our new clients may experience delays in the deployment of our applications.

        We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our data center and other operations infrastructure to meet the needs of all of our clients. We also seek to maintain excess capacity to facilitate the rapid provision of new client deployments and the expansion of existing client deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our applications. However, the provision of new hosting infrastructure requires significant lead time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in client usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing clients may experience service outages that may subject us to financial penalties, financial liabilities and client losses. If our operations infrastructure fails to keep pace with increased sales, clients may experience delays as we seek to obtain additional capacity, which could adversely affect our reputation and our revenues.

        In addition, our ability to deliver our cloud-based applications depends on the development and maintenance of Internet infrastructure by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption. However, we have experienced and expect that we will experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients. To operate without interruption, both we and our clients must guard against:

  •
  Damage from fire, power loss, natural disasters and other force majeure events outside our control;

  •
  Communications failures;

  •
  Software and hardware errors, failures and crashes;

  •
  Security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and

  •
  Other potential interruptions.

        We also rely on computer hardware purchased or leased and software licensed from third parties in order to offer our services. These licenses and hardware are generally commercially available on varying terms. However, it is possible that this hardware and software might not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated.

        Furthermore, our payroll application is essential to our clients' timely payment of wages to their employees. Any interruption in our service may affect the availability, accuracy or timeliness of these programs and could damage our reputation, cause our clients to terminate their use of our application, require us to indemnify our clients against certain losses due to our own errors and prevent us from gaining additional business from current or future clients.

Any disruption in the operation of our data centers could adversely affect our business.

        We host our applications and serve all of our clients from data centers located at our company headquarters in Arlington Heights, Illinois with a backup data center at a third-party facility in Kenosha, Wisconsin. We also may decide to employ additional offsite data centers in the future to accommodate growth.

        Problems faced by our data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their clients, including us, could adversely affect the availability and processing of our solutions and related services and the experience of our clients. If our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business and cause us to incur additional expense. In addition, any financial difficulties faced by our third-party data center's operator or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Any changes in service levels at our third-party data center or any errors, defects, disruptions or other performance problems with our applications could adversely affect our reputation and may damage our clients' stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenues, subject us to potential liability or other expenses or adversely affect our renewal rates.

        In addition, while we own, control and have access to our servers and all of the components of our network that are located in our backup data center, we do not control the operation of this facility. The operator of our Wisconsin data center facility has no obligation to renew its agreement with us on commercially reasonable terms, or at all. If we are unable to renew this agreement on commercially reasonable terms, or if the data center operator is acquired, we may be required to transfer our servers and other infrastructure to a new data center facility, and we may incur costs and experience service interruption in doing so.

Our software might not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

        Our payroll and HCM software is complex and may contain or develop undetected defects or errors, particularly when first introduced or as new versions are released. Despite extensive testing, from time to time we have discovered defects or errors in our products. In addition, because changes in employer and legal requirements and practices relating to benefits are frequent, we discover defects and errors in our software and service processes in the normal course of business compared against these requirements and practices. Material performance problems or defects in our products and services might arise in the future, which could have an adverse impact on our business and client relationship and subject us to claims.

        Moreover, software development is time-consuming, expensive and complex. Unforeseen difficulties can arise. We might encounter technical obstacles, and it is possible that we discover problems that prevent our products from operating properly. If they do not function reliably or fail to achieve client expectations in terms of performance, clients could cancel their agreements with us and/or assert liability claims against us. This could damage our reputation, impair our ability to attract or maintain clients and harm our results of operations.

        Defects and errors and any failure by us to identify and address them could result in delays in product introductions and updates, loss of revenue or market share, liability to clients or others, failure to achieve market acceptance or expansion, diversion of development and other resources, injury to our reputation, and increased service and maintenance costs. Defects or errors in our product or service processes might discourage existing or potential clients from purchasing from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability might be substantial and could adversely affect our operating results.

        Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our clients, their employees and taxing and other regulatory authorities regard as significant. The costs incurred in correcting any errors or in responding to regulatory authorities or to resulting claims or liability might be substantial and could adversely affect our operating results.

        We maintain insurance, but our insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

        Our clients might assert claims against us in the future alleging that they suffered damages due to a defect, error, or other failure of our product or service processes. A product liability claim and errors or omissions claim could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such a claim.

Client funds that we hold are subject to market, interest rate, credit and liquidity risks. The loss of these funds could have an adverse impact on our business.

        We invest funds held for our clients in liquid, investment-grade marketable securities, money market securities, and other cash equivalents. Nevertheless, our client fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in unison, during periods of unusual financial market volatility. Any loss of or inability to access client funds could have an adverse impact on our cash position and results of operations and could require us to obtain additional sources of liquidity.

        In addition, these funds are held in consolidated trust accounts, and as a result the aggregate amounts in the accounts exceed the applicable federal deposit insurance limits. We believe that since such funds are deposited in trust on behalf of our clients, the Federal Deposit Insurance Corporation, or the FDIC, would treat those funds as if they had been deposited by each of the clients themselves and insure each client's funds up to the applicable deposit insurance limits. If the FDIC were to take the position that it is not obligated to provide deposit insurance for our clients' funds or if the reimbursement of these funds were delayed, our business and our clients could be materially harmed.

If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to liability for past sales and our future sales may decrease. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our clients, which could increase the costs of our services and adversely impact our business.

        The application of federal, state, and local tax laws to services provided electronically is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the Internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.

        In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us (possibly with retroactive effect), which could require us or our clients to pay additional tax amounts, as well as require us or our clients to pay fines or penalties and interest for past amounts.

        For example, we might lose sales or incur significant expenses if states successfully impose broader guidelines on state sales and use taxes. A successful assertion by one or more states requiring us to collect sales or other taxes on the licensing of our software or provision of our services could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities in order to determine how to comply with that state's rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required.

        Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our clients typically pay us for applicable sales and similar taxes. Nevertheless, our clients might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our clients fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our software and services to our clients and might adversely affect our ability to retain existing clients or to gain new clients in the areas in which such taxes are imposed.

Any future litigation against us could be costly and time-consuming to defend.

        We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our clients in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, overall financial condition, and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our stock.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

        Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. Our proprietary technologies are not covered by any patent or patent application. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries.

        We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. The confidentiality agreements on which we rely to protect certain technologies may be breached and may not be adequate to protect our proprietary technologies. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. In addition, we depend, in part, on technology of third parties licensed to us for our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, reduced service levels or delayed sales of our solutions.

        In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new solutions, and we cannot assure you that we could license that technology on commercially reasonable terms, or at all. Although we do not expect that our inability to license this technology in the future would have a material adverse effect on our business or operating results, our inability to license this technology could adversely affect our ability to compete.

We may be sued by third parties for alleged infringement of their proprietary rights.

        There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, others may claim that our applications and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our clients or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

The use of open source software in our products and solutions may expose us to additional risks and harm our intellectual property rights.

        Some of our products and solutions use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on potentially unfavorable terms or at no cost.

        The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Accordingly, there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our products or solutions, to re-develop our products or solutions, to discontinue sales of our products or solutions, or to release our proprietary software code under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs.

        While we monitor the use of all open source software in our products, solutions, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or solution when we do not wish to do so, it is possible that such use may have inadvertently occurred in deploying our proprietary solutions. In addition, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions without our knowledge, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and our business, results of operations and financial condition.

If third-party software used in our products is not adequately maintained or updated, our business could be materially adversely affected.

        Our products utilize certain software of third-party software developers. For example, we license technology from bswift as part of our Paylocity Web Benefits solution. Although we believe that there are alternatives for these products, any significant interruption in the availability of such third-party software could have an adverse impact on our business unless and until we can replace the functionality provided by these products at a similar cost. Additionally, we rely, to a certain extent, upon such third parties' abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. We may be unable to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our products or is otherwise not adequately maintained or updated.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our applications, and could have a negative impact on our business.

        The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our applications in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, resulting in reductions in the demand for Internet-based applications such as ours.

        In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease of use, accessibility,and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by "viruses," "worms" and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our applications could suffer.

        Furthermore, the availability or performance of our applications could be adversely affected by a number of factors, including clients' inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our services. For example, our clients access our solutions through their Internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our clients' access to our solutions, adversely affect their perception of our applications' reliability and reduce our revenues. In addition to potential liability, if we experience interruptions in the availability of our applications, our reputation could be adversely affected and we could lose clients.

Regulatory requirements placed on our software and services could impose increased costs on us, delay or prevent our introduction of new products and services, and impair the function or value of our existing products and services.

        Our products and services may become subject to increasing regulatory requirements, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might render our products and services obsolete or might block us from developing new products and services. This might in turn impose additional costs upon us to comply or to further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate. It might even prevent introduction by us of new products or services or cause the continuation of our existing products or services to become more costly.

We might require additional capital to support business growth, and this capital might not be available.

        We intend to continue to make investments to support our business growth and might require additional funds to respond to business challenges or opportunities, including the need to develop new products and services or enhance our existing services, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we might need to engage in equity or debt financings to secure additional funds. In addition, we will need to expand our ACH capacity as we grow our business. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing or ACH facility secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities and to grow our business. In addition, we might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our services present the potential for embezzlement, identity theft, or other similar illegal behavior by our associates with respect to third parties.

        Certain services offered by us involve collecting payroll information from individuals, and this frequently includes information about their checking accounts. Our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties, commit identity theft, or otherwise gain access to their data or funds. If any of our associates take, convert, or misuse such funds, documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed. Moreover, if we fail to adequately prevent third parties from accessing personal and/or business information and using that information to commit identity theft, we might face legal liabilities and other losses than can have a negative impact on our business.

We rely on a third-party shipping provider to deliver printed checks to our clients, and therefore our business could be negatively impacted by disruptions in the operations of this third-party provider.

        We rely on third-party couriers such as the United Parcel Service, or UPS, to ship printed checks to our clients. Relying on UPS and other third-party couriers puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their ability to perform tasks on our behalf. If UPS or other third-party couriers fail to perform their tasks, we could incur liability or suffer damages to our reputation, or both. If we are forced to use other third-party couriers, our costs could increase and we may not be able to meet shipment deadlines. Moreover, we may not be able to obtain terms as favorable as those we currently use, which could further increase our costs. These circumstances may negatively impact our business, financial condition and results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

        Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

        We may in the future seek to acquire or invest in other businesses or technologies. The pursuit of potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

        In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

  •
  Inability to integrate or benefit from acquired technologies or services in a profitable manner;

  •
  Unanticipated costs or liabilities associated with the acquisition;

  •
  Incurrence of acquisition-related costs;

  •
  Difficulty integrating the accounting systems, operations and personnel of the acquired business;

  •
  Difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

  •
  Difficulty converting the clients of the acquired business onto our applications and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

  •
  Diversion of management's attention from other business concerns;

  •
  Adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;

  •
  The potential loss of key employees;

  •
  Use of resources that are needed in other parts of our business; and

  •
  Use of substantial portions of our available cash to consummate the acquisition.

        In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

        Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

Insiders will continue to have substantial control over us after this offering, which may limit our stockholders' ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

        Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately         % of our outstanding common stock compared to         % represented by the shares sold in this offering. This significant concentration of ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. In addition, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other stockholders. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section entitled "Principal and Selling Stockholders."

We have broad discretion in the use of the net proceeds from this offering and might not use them effectively.

        Our management will have broad discretion in the use of proceeds from this offering, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we might invest the net proceeds from this offering in a manner that does not produce income or that loses value.

An active, liquid, and orderly market for our common stock may not develop.

        Prior to this offering, there was no market for shares of our common stock. An active trading market for our common stock might never develop or be sustained, which could depress the market price of our common stock and affect your ability to sell our shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and might bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

  •
  Our operating performance and the operating performance of similar companies;

  •
  Announcements by us or our competitors of acquisitions, business plans or commercial relationships;

  •
  Any major change in our board of directors or senior management;

  •
  Publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

  •
  The public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  Sales of our common stock by our directors and executive officers;

  •
  Adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

  •
  Short sales, hedging and other derivative transactions in our common stock;

  •
  The market's reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act;

  •
  Threatened or actual litigation; and

  •
  Other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from ongoing budget negotiations and intermittent government shutdowns in the United States, acts of God, war, incidents of terrorism, or responses to such events).

        In addition, the stock market in general and the market for Internet-related companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations might be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results, and financial condition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have only declared or paid cash dividends on our common stock once since 2008 and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon future appreciation in its value, if any. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

        The price of our common stock could decline if there are substantial sales of our common stock in the public stock market after this offering. After this offering, we will have an aggregate of             outstanding shares of common stock. This includes shares being sold in this offering, all of which may be resold in the public market immediately following this offering. The remaining              shares, or approximately             of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below:

Number of shares and percentage of total outstanding	Date available for sale into public market
shares, or %	Immediately after this offering.
shares, or %
Generally, 180 days after the date of this prospectus due to lock-up agreements between certain of the holders of these shares and the underwriters and to contractual arrangements between the other holders of these shares and us, subject to certain exceptions and also to potential extensions under certain circumstances, of which will be subject to volume and other sale restrictions.

        We also intend to register all common stock that we may issue under our stock plans. Effective upon the completion of this offering, an aggregate of              shares of our common stock will be reserved for future issuance under these plans, assuming no exercise of outstanding options after September 30, 2013. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of sales that may occur in the future.

        We, certain of our securityholders, our directors and our executive officers have agreed to lock-up agreements that restrict us, these securityholders and our directors and executive officers, subject to specified exceptions, from selling or otherwise disposing of any shares of our stock for a period of 180 days after the date of this prospectus. The underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions of any lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in the section of this prospectus entitled "Underwriting." Also, in the future, we may issue securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding stock. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

You will experience immediate and substantial dilution.

        The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At an assumed initial public offering price of $             with net proceeds to us of $              million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering from us will have contributed approximately             % of the total amount of funding we have received to date, but the shares purchased from us in this offering will represent only approximately             % of the total voting rights. The dilution will be $             per share in the net tangible book value of the common stock from the assumed initial public offering price. In addition, if outstanding options to purchase shares of our common stock are exercised, there could be further dilution. For more information, refer to "Dilution."

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

        As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our annual report for the fiscal year ending June 30, 2015, provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we are no longer an "emerging growth company," as defined by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the             including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay, or prevent a change in control of our company and may affect the trading price of our common stock.

        We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, which apply to us, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the stockholder becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. For more information, see the section entitled "Description of Capital Stock—Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law." In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws, which will be in effect as of the closing of this offering:

  •
  Authorize the issuance of "blank check" convertible preferred stock that could be issued by our board of directors to thwart a takeover attempt;

  •
  Require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

  •
  Provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

  •
  Prevent stockholders from calling special meetings; and

  •
  Prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

We may elect to use the extended transition period for complying with new or revised accounting standards, which may result in our financial statements not being comparable to companies that comply with such standards.

        As an emerging growth company, we may elect under the JOBS Act to use the extended transition period for complying with new or revised accounting standards applicable to public and private companies. This election would allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of a delay in adoption, our financial statements may not be comparable to companies that comply with public company effective dates, and our investors may not be able to effectively evaluate our performance relative to our peers. As a result of this exemption and the other reduced disclosure obligations for emerging growth companies set forth elsewhere in this prospectus, our stock may appear less attractive to investors and could cause our stock price to decline.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

        For as long as we continue to be an emerging growth company, we intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and exemptions from the requirements of auditor attestation reports on the effectiveness of our internal control over financial reporting. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of December 31 of that fiscal year, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

        The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If few securities analysts commence coverage of us upon the completion of this offering, or if one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections titled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Executive Compensation" contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact or statements related to present facts or current conditions, are forward-looking. You can identify forward-looking statements by terminology such as "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "predicts," "potential," "seeks," "should," "will," or "would," or the negative of these terms, or similar expressions.

        There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include, but are not limited to:

  •
  Our ability to attract new clients to enter into subscriptions for our products;

  •
  Our ability to service clients effectively and induce them to continue to use our products and subscribe to additional products;

  •
  Our ability to expand our sales organization to address effectively new geographies which we may target;

  •
  Our ability to continue to expand our referral network of third parties, and to continue to provide data integration services compatibility with other third-party service providers;

  •
  Our ability to accurately forecast revenue and appropriately plan our expenses;

  •
  Continued acceptance of SaaS as an effective method for delivery payroll and HCM solutions;

  •
  The attraction and retention of qualified employees and key personnel;

  •
  Our ability to protect and defend our intellectual property;

  •
  Costs associated with defending intellectual property infringement and other claims;

  •
  Unexpected events in the market for our solutions;

  •
  Future regulatory, judicial and legislative changes in our industry;

  •
  Changes in the competitive environment in our industry and in the market in which we operate; and

  •
  Other factors that we discuss in this prospectus in the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

        You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act which does not extend to initial public offerings. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market share, is based on information from various sources (including IDC and other industry publications, surveys and forecasts, and our internal research), on assumptions that we have made, which we believe are reasonable, based on the data and other sources available to us and on our knowledge of the markets for our services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe the market position, market opportunity, and market share information included in this prospectus is generally reliable. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $       , based upon an assumed initial public offering price of $       per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds to us will be approximately $       , after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriter discounts and estimated offering expenses payable by us.

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        We expect to use a portion of the net proceeds from this offering to repay amounts outstanding under a note issued by us to Commerce Bank & Trust Company on March 9, 2011. As of September 30, 2013, we had $1.4 million outstanding under this note. The note bears interest at 6.50% per annum, payable monthly, and matures on December 31, 2015. Amounts borrowed under the note were used for working capital and other general corporate purposes.

        We do not have current specific plans for the use of the remaining portion of the net proceeds from this offering. We generally intend to use the balance of the net proceeds of this offering for working capital and other general corporate purposes, including to finance our growth, enhance and improve our products and services, fund capital expenditures, or expand our existing business through investments in or acquisitions of other businesses, solutions, or technologies. However, we do not have any commitments for any such investments or acquisitions at this time.

        Pending the uses mentioned above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. Our management will have broad discretion in the application of the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

 DIVIDEND POLICY

        We declared and paid a one-time, special cash dividend on our common stock in the aggregate amount of $3,500,000 in May 2008. Neither Delaware law nor our amended and restated certificate of incorporation requires our board of directors to declare dividends on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying cash dividends on our common stock for the foreseeable future.

 CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2013:

  •
  On an actual basis;

  •
  On a pro forma basis to give effect to (i) the automatic conversion of all of our outstanding convertible preferred stock into shares of common stock upon the completion of this offering; and (ii) the filing of our amended and restated certificate of incorporation to be effective upon completion of this offering; and

  •
  On a pro forma as adjusted basis to give effect to the pro forma adjustments listed above and the sale by us of           shares of common stock by us in this offering at an assumed initial public offering price of $       per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma as adjusted information set forth in the table below is for illustrative purposes only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        You should read the information in this table together with our consolidated financial statements and related notes, the sections entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(dollars in thousands)
Cash and cash equivalents	$5,299

Long-term debt, including current maturities	1,406
Preferred stock, $0.001 par value, 18,000 shares authorized and 17,900 shares outstanding, actual; no shares authorized and outstanding, pro forma; no shares authorized and outstanding, pro forma as adjusted	36,573
Stockholders' equity (deficit):
Preferred stock: $0.001 par value, no shares authorized and outstanding, actual; shares authorized and no shares outstanding, pro forma; shares authorized and no shares outstanding, pro forma as adjusted	—
Common stock: $0.001 par value, 100,000 shares authorized, 47,983 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized and shares outstanding, pro forma as adjusted	48
Additional paid-in capital	618
Accumulated deficit	(27,121)

Total stockholders' equity (deficit)	$(26,455)	$	$

Total capitalization	$11,524	$	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total

  stockholders' equity and total capitalization by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

          The number of shares of common stock outstanding set forth in the table above is based on          shares of common stock outstanding as of          after giving effect to the conversion of shares of convertible preferred stock into an equivalent number of shares of common stock upon the closing of this offering, and excludes:

  •
  Shares of common stock issuable upon the exercise of options outstanding as of         , having a weighted average exercise price of $         per share; and

  •
  additional common shares reserved for future grant or issuance under our 2013 Equity Incentive Plan.

DILUTION

        As of         , we had a pro forma net tangible book value of $          million, or $         per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding after giving effect to the conversion of our convertible preferred stock into shares of common stock upon the completion of this offering. Dilution in net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the          shares of common stock offered by us in this offering at an assumed initial public offering price of $         per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of             would have been $              million, or $         per share of common stock. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of $             per share to new investors in our common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of before giving effect to this offering	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$
Dilution per share to new investors in this offering		$

        Each $1.00 increase (decrease) in the assumed public offering price per share of common stock would increase (decrease) the pro forma as adjusted net tangible book value by $         per share and the net tangible book value dilution to investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $             per share.

        The following table summarizes, on a pro forma as adjusted basis after giving effect to the offering, based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%		$	100%		$

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after this offering.

        If all our outstanding options had been exercised, as of         , we would have had net tangible book value of $              million, or $         per share, and the pro forma net tangible book value after this offering would have been $          million, or $         per share, causing dilution to new investors of $         per share.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected consolidated financial data as of the dates and for the periods indicated. The selected consolidated statements of operations data for the fiscal years ended June 30, 2011, 2012 and 2013 and the consolidated balance sheet data as of June 30, 2011, 2012 and 2013 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. Our consolidated statements of operations data for the three months ended September 30, 2012 and 2013 and the selected consolidated balance sheet data presented below as of September 30, 2013 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data presented below as of September 30, 2012 has been derived from unaudited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of future results. This selected consolidated financial data should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Recurring fees	$36,443	$51,211	$71,309	$14,721	$20,738
Interest income on funds held for clients	1,100	1,263	1,459	302	353

Total recurring revenues	37,543	52,474	72,768	15,023	21,091
Implementation services and other	1,941	2,622	4,526	803	1,278

Total revenues	39,484	55,096	77,294	15,826	22,369

Cost of revenues:
Recurring revenues	16,329	22,054	28,863	6,386	7,993
Implementation services and other	5,416	7,040	10,803	2,133	3,754

Total cost of revenues	21,745	29,094	39,666	8,519	11,747

Gross profit	17,739	26,002	37,628	7,307	10,622

Operating expenses:
Sales and marketing	9,293	12,828	18,693	3,878	5,189
Research and development	1,565	1,788	6,825	1,357	1,956
General and administrative	6,868	8,618	12,079	2,688	3,911

Total operating expenses	17,726	23,234	37,597	7,923	11,056

Operating income (loss)	13	2,768	31	(616)	(434)
Other income (expense)	(179)	(196)	(16)	(42)	28

Income (loss) before income taxes	(166)	2,572	15	(658)	(406)
Income tax (benefit) expense	(36)	884	(602)	(253)	(362)

Net income (loss)	$(130)	$1,688	$617	$(405)	$(44)

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Net income (loss) attributable to common stockholders	$(774)	$998	$(2,291)	$(1,132)	$(825)
Net income (loss) per share attributable to common stockholders:
Basic	$(0.01)	$0.02	$(0.05)	$(0.02)	$(0.02)
Diluted	$(0.01)	$0.02	$(0.05)	$(0.02)	$(0.02)
Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	56,308	65,808	47,983	47,983	47,983
Diluted	56,308	66,475	47,983	47,983	47,983

	As of June 30,			As of September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,990	$9,031	$7,594	$6,990	$5,299
Working capital	4,488	2,786	2,305	1,863	501
Funds held for clients	298,979	263,255	355,905	246,065	291,559
Total assets	316,492	284,943	377,916	266,766	313,186
Debt, current portion	312	1,625	625	1,625	625
Client fund obligations	298,979	263,255	355,905	246,065	291,559
Long-term debt, less current portion	3,188	1,563	938	1,406	781
Redeemable convertible preferred stock	9,339	36,573	36,573	36,573	36,573
Stockholders' equity (deficit)	(2,254)	(27,646)	(26,592)	(28,006)	(26,455)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. Furthermore, the statements included herein that are not based solely on historical facts are "forward looking statements." Such forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those anticipated by us in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the section titled "Risk Factors."

Overview

        We are a leading provider of cloud-based payroll and HCM software solutions for medium-sized organizations, which we define as those having between 20 and 1,000 employees. Our comprehensive and easy-to-use solutions enable our clients to manage their workforces more effectively. As of June 30, 2013, we served approximately 6,850 clients across the U.S., which on average had over 100 employees. Our solutions help drive strategic human capital decision-making and improve employee engagement by enhancing the HR, payroll and finance capabilities of our clients.

        Effective management of human capital is a core function in all organizations and requires a significant commitment of resources. Medium-sized organizations operating without the infrastructure, expertise or personnel of larger enterprises are uniquely pressured to manage their human capital effectively.

        Our solutions were specifically designed to meet the payroll and HCM needs of medium-sized organizations. We designed our cloud-based platform to provide a unified suite of applications using a multi-tenant architecture. Our solutions are highly flexible and configurable and feature a modern, intuitive user experience. Our platform offers automated data integration with over 200 related third-party systems, such as 401(k), benefits and insurance provider systems.

        Our Paylocity Web Pay product is our core payroll solution and was the first of our current offerings introduced into the market. We believe payroll is the most critical system of record for medium-sized organizations and an essential gateway to other HCM functionality. We have invested in, and we intend to continue to invest in, research and development to expand our product offerings and advance our platform.

        We believe there is a significant opportunity to grow our business by increasing our number of clients and we intend to invest in our business to achieve this purpose. We market and sell our solutions primarily through our direct sales force. We have increased our sales and marketing expenses as we have added sales representatives and related sales and marketing personnel. We intend to continue to grow our sales and marketing organization across new and existing geographic territories. In addition to growing our number of clients, we intend to grow our revenue over the long term by increasing the number and quality of products that clients purchase from us. To do so, we must continue to enhance and grow the number of solutions we offer to advance our platform.

        In addition to sales made through our direct sales force, we have contractual arrangements with two third-party resellers who resell our payroll and HCM solutions. We report revenue generated through these resellers at the gross amount billed to clients. Sales attributable to resellers totaled $3.8 million, $6.1 million and $8.6 million during fiscal 2011, 2012 and 2013, respectively. Cost of revenues attributable to resellers totaled $1.9 million, $3.0 million and $4.2 million during fiscal 2011, 2012 and 2013, respectively.

        We believe that delivering a positive service experience is an essential element of our ability to sell our solutions and retain our clients. We seek to develop deep relationships with our clients through our unified service model, which has been designed to meet the service needs of medium-sized organizations. We expect to continue to invest in and grow our implementation and client service organization as our client base grows.

        We believe we have the opportunity to continue to grow our business over the long term, and to do so we have invested, and intend to continue to invest, across our entire organization. These investments include increasing the number of personnel across all functional areas, along with improving our solutions and infrastructure to support our growth. The timing and amount of these investments vary based on the rate at which we add new clients, add new personnel and scale our application development and other activities. Many of these investments will occur in advance of experiencing any direct benefit from them which will make it difficult to determine if we are effectively allocating our resources. We expect these investments to increase our costs on an absolute basis, but as we grow our number of clients and our related revenues, we anticipate that we will gain economies of scale and increased operating leverage. As a result, we expect our gross and operating margins will improve over the long term.

        Our operating subsidiary Paylocity Corporation was incorporated in July 1997 as an Illinois corporation. In November 2013, we formed Paylocity Holding Corporation, a Delaware corporation, of which Paylocity Corporation is now a wholly-owned subsidiary. Paylocity Holding Corporation had no operations prior to the restructuring. All of our business operations have historically been, and are currently, conducted by Paylocity Corporation, and the financial results presented herein are entirely attributable to the results of its operations.

Key Metrics

        We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

  Recurring Revenue Growth

        Our recurring revenue model and high annual revenue retention rates provide significant visibility into our future operating results and cash flow from operations. This visibility enables us to better manage and invest in our business. Recurring revenue increased from $52.5 million in fiscal 2012 to $72.8 million in fiscal 2013, representing a 39% year-over-year increase. Recurring revenue represented 95% and 94% of total revenue in fiscal 2012 and 2013, respectively. Recurring revenue increased from $15.0 million for the three months ended September 30, 2012 to $21.1 million for the three months ended September 30, 2013, representing a 41% year-over-year increase. Recurring revenue represented 95% and 94% of total revenue during the three months ended September 30, 2012 and 2013, respectively.

  Client Count Growth

        We believe there is a significant opportunity to grow our business by increasing our number of clients. We have increased our number of clients from approximately 4,400 as of June 30, 2011 to approximately 6,850 as of June 30, 2013, representing compound annual growth rate of approximately 25%. The table below sets forth our client count for the periods indicated, rounded to the nearest fifty.

	Year Ended June 30,
	2011	2012	2013
Client Count	4,400	5,500	6,850

        The rate at which we add clients is highly variable period-to-period and highly seasonal as many clients switch solutions during the first calendar quarter of each year. Although many clients have multiple divisions, segments or locations, we only count such clients once for these purposes.

  Annual Revenue Retention Rate

        Our annual revenue retention rate has been in excess of 92% during each of the past three fiscal years. We calculate our annual revenue retention rate as our total revenue for the preceding 12 months, less the annualized value of revenue lost during the preceding 12 months, divided by our total revenue for the preceding 12 months. We exclude interest income on funds held for clients from the revenue retention calculation. We believe that our annual revenue retention rate is an important metric to measure overall client satisfaction and the general quality of our product and service offerings.

  Adjusted Gross Profit and Adjusted EBITDA

        We disclose Adjusted Gross Profit and Adjusted EBITDA because we use them to evaluate our performance, and we believe Adjusted Gross Profit and Adjusted EBITDA assist in the comparison of our performance across reporting periods by excluding certain items that we do not believe are indicative of our core operating performance. We believe these metrics are used in the financial community, and we present it to enhance investors' understanding of our operating performance and cash flows.

        Adjusted Gross Profit and Adjusted EBITDA are not measurements of financial performance under generally accepted accounting principles in the United States, or GAAP, and you should not consider Adjusted Gross Profit as an alternative to gross profit or Adjusted EBITDA as an alternative to net income (loss) or cash provided by operating activities, in each case as determined in accordance with GAAP. In addition, our definition of Adjusted Gross Profit and Adjusted EBITDA may be different than the definition utilized for similarly-titled measures used by other companies.

        We define Adjusted Gross Profit as gross profit before amortization of capitalized internal-use software and stock-based compensation expenses, if any. We define Adjusted EBITDA as net income (loss) before interest expense (income), income tax expense (benefit), depreciation and amortization and stock-based compensation expenses. The table below sets forth our Adjusted Gross Profit and Adjusted EBITDA for the periods presented.

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Adjusted Gross Profit	$19,962	$28,729	$40,695	$8,170	$11,227
Adjusted EBITDA	$4,028	$7,660	$6,301	$919	$1,188

        For a further discussion of Adjusted Gross Profit and Adjusted EBITDA, including a reconciliation of Adjusted Gross Profit and Adjusted EBITDA to GAAP, see "Summary Consolidated Financial Data."

Basis of Presentation

Revenues

  Recurring Fees

        We derive the majority of our revenues from recurring fees attributable to our cloud-based payroll and HCM software solutions. Recurring fees for each client generally include a base fee in addition to a fee based on the number of client employees and the number of products a client uses. We also charge fees attributable to our preparation of W-2 documents and annual required filings on behalf of our clients. Recurring fees attributable to our cloud-based payroll and HCM solutions accounted for approximately 92%, 93% and 92% of our total revenues during the years ended June 30, 2011, 2012 and 2013, respectively.

        Our agreements with clients do not have a specified term and are generally cancellable by the client on 60 days' or less notice. Our agreements do not include general rights of return and do not provide clients with the right to take possession of the software supporting the services being provided. We recognize recurring fees in the period in which services are provided and when collection of fees is reasonably assured and the amount of fees is fixed or determinable.

  Interest Income on Funds Held for Clients

        We earn interest income on funds held for clients. We collect funds for employee payroll payments and related taxes in advance of remittance to employees and taxing authorities. Prior to remittance to employees and taxing authorities, we earn interest on these funds through financial institutions with which we have automated clearing house, or ACH, arrangements.

  Implementation Services and Other

        Implementation services and other revenues primarily consist of implementation fees charged to new clients for professional services provided to implement and configure our payroll and HCM solutions. Implementations of our payroll solutions typically require only three to four weeks at which point the new client's payroll is first run using our solution, our implementation services are deemed completed, and we recognize the related revenue. We implement additional HCM products as requested by clients and leverage the data within our payroll solution to accelerate our implementation processes. Implementation services and other revenues may fluctuate significantly from quarter to quarter based on the number of new clients, pricing and the product utilization.

Cost of Revenues

  Cost of Recurring Revenues

        Costs of recurring revenues are generally expensed as incurred, and include costs to provide our payroll and other HCM solutions primarily consisting of employee-related expenses, including wages, bonuses and benefits, relating to the provision of ongoing client support, payroll tax filing and distribution of printed checks and other materials. These costs also include third-party reseller costs, delivery costs, computing costs and amortization of capitalized software costs, as well as bank fees associated with client fund transfers. We expect to realize cost efficiencies over the long term as our business scales, resulting in improved operating leverage and increased margins.

        We capitalize a portion of our costs for software developed for internal use, which are then all amortized as a cost of recurring revenues. We amortized $2.2 million, $2.7 million and $3.1 million of capitalized internal-use software costs in fiscal 2011, 2012 and 2013, respectively.

  Cost of Implementation Services and Other

        Cost of implementation services and other consists almost entirely of employee-related expenses involved in the implementation of our payroll and other HCM solutions for new clients. Implementation costs are generally fixed in the short-term and exceed associated implementation revenue charged to each client. We intend to grow our business through acquisition of new clients, and doing so will require increased personnel to implement our solutions. Therefore our cost of implementation services and other is expected to increase in absolute dollars for the foreseeable future.

Operating Expenses

  Sales and Marketing

        Sales and marketing expenses consist primarily of employee-related expenses for our direct sales and marketing staff, including wages, commissions, bonuses and benefits, marketing expenses and other related costs. Commissions are primarily earned and recognized in the month when implementation is complete and the client first utilizes a service, typically by running its first payroll. Bonuses paid to sales staff for attainment of certain performance criteria are accrued in the fiscal year in which they are earned and are subsequently paid annually in the first fiscal quarter of the following year.

        We will seek to grow our number of clients for the foreseeable future and therefore our sales and marketing expense is expected to continue to increase in absolute dollars as we grow our sales organization and expand our marketing activities.

  Research and Development

        Research and development expenses consist primarily of employee-related expenses for our research and development and product management staff, including wages, benefits and bonuses. Additional expenses include costs related to the development, maintenance, quality assurance and testing of new technologies and ongoing refinement of our existing solutions. Research and development expenses, other than software development expenses qualifying for capitalization, are expensed as incurred.

        We capitalize a portion of our development costs related to internal-use software. The timing of our capitalized development projects may affect the amount of development costs expensed in any given period. The table below sets forth the amounts of capitalized and expensed research and development expenses for each of fiscal 2011, 2012 and 2013.

	Year Ended June 30,
	2011	2012	2013
	(in thousands)
Capitalized portion of research and development	$2,746	$3,716	$1,967
Expensed portion of research and development	1,565	1,788	6,825

Total research and development	$4,311	$5,504	$8,792

        We expect to grow our research and development efforts as we continue to broaden our product offerings and extend our technological leadership by investing in the development of new technologies and introducing them to new and existing clients. We expect research and development expenses to continue to increase in absolute dollars but to vary as a percentage of total revenue on a period-to-period basis.

  General and Administrative

        General and administrative expenses consist primarily of other employee-related costs, including wages, benefits, stock-based compensation and bonuses for our administrative, finance, accounting, and human resources departments. Additional expenses include consulting and professional fees, insurance and other corporate expenses.

        We expect our general and administrative expenses to increase in absolute dollars as a result of our preparation to become and operate as a public company. After the completion of this offering, these expenses will also include costs associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies, increased costs of directors' and officers' liability insurance and increased professional services expenses.

  Other Income (Expense)

        Other income (expense) consists primarily of interest income and expense. Interest income represents interest received on our cash and cash equivalents. Interest expense consists primarily of the interest incurred on outstanding borrowings under our note payable. We expect to use a portion of the net proceeds of this offering to retire amounts outstanding under our note payable.

Results of Operations

        The following table sets forth our statements of operations data for each of the periods indicated.

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Recurring fees	$36,443	$51,211	$71,309	$14,721	$20,738
Interest income on funds held for clients	1,100	1,263	1,459	302	353

Total recurring revenues	37,543	52,474	72,768	15,023	21,091
Implementation services and other	1,941	2,622	4,526	803	1,278

Total revenues	39,484	55,096	77,294	15,826	22,369

Cost of revenues:
Recurring revenues	16,329	22,054	28,863	6,386	7,993
Implementation services and other	5,416	7,040	10,803	2,133	3,754

Total costs of revenues	21,745	29,094	39,666	8,519	11,747

Gross profit	17,739	26,002	37,628	7,307	10,622

Operating expenses:
Sales and marketing	9,293	12,828	18,693	3,878	5,189
Research and development	1,565	1,788	6,825	1,357	1,956
General and administrative	6,868	8,618	12,079	2,688	3,911

Total operating expenses	17,726	23,234	37,597	7,923	11,056

Operating income (loss)	13	2,768	31	(616)	(434)
Other income (expense)	(179)	(196)	(16)	(42)	28

Income (loss) before income taxes	(166)	2,572	15	(658)	(406)
Income tax (benefit) expense	(36)	884	(602)	(253)	(362)

Net income (loss)	$(130)	$1,688	$617	$(405)	$(44)

        The following table sets forth our statements of operations data as a percentage of revenue for each of the periods indicated.

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
Consolidated Statements of Operations Data:
Revenues:
Recurring fees	92%	93%	92%	93%	93%
Interest income on funds held for clients	3%	2%	2%	2%	1%

Total recurring revenues	95%	95%	94%	95%	94%
Implementation services and other	5%	5%	6%	5%	6%

Total revenues	100%	100%	100%	100%	100%

Cost of revenues:
Recurring revenues	41%	40%	37%	40%	36%
Implementation services and other	14%	13%	14%	13%	17%

Total costs of revenues	55%	53%	51%	53%	53%

Gross profit	45%	47%	49%	47%	47%

Operating expenses:
Sales and marketing	24%	23%	24%	24%	23%
Research and development	4%	3%	9%	9%	9%
General and administrative	17%	16%	16%	17%	17%

Total operating expenses	45%	42%	49%	50%	49%

Operating income (loss)	0%	5%	0%	(3)%	(2)%
Other income (expense)	(0)%	(0)%	0%	(0)%	0%

Income (loss) before income taxes	(0)%	5%	0%	(3)%	(2)%
Income tax (benefit) expense	(0)%	2%	(1)%	(2)%	(2)%

Net income (loss)	(0)%	3%	1%	(1)%	(0)%

Comparison of Three Months Ended September 30, 2012 and 2013

  Revenues

	Three Months Ended September 30,		Change
	2012	2013	$	%
Recurring fees	$14,721	$20,738	$6,017	41%
Percentage of total revenues	93%	93%
Interest income on funds held for clients	$302	$353	$51	17%
Percentage of total revenues	2%	1%
Implementation services and other	$803	$1,278	$475	59%
Percentage of total revenues	5%	6%

  Recurring Fees

        Recurring fees for the three months ended September 30, 2013 increased by $6.0 million, or 41%, to $20.7 million from $14.7 million for the three months ended September 30, 2012. Recurring fees increased as a result of the continued growth of our client base and increased revenue per client during fiscal 2013 and the first quarter of fiscal 2014.

  Interest Income on Funds Held for Clients

        Interest income on funds held for clients for the three months ended September 30, 2013 was not materially different as compared to the three months ended September 30, 2012. The increase in interest income due to an increase in the amount of funds held for clients was partially offset by declining interest rates.

  Implementation Services and Other

        Implementation services and other revenue for the three months ended September 30, 2013 increased by $0.5 million, or 59%, to $1.3 million from $0.8 million for the three months ended September 30, 2012. Implementation services and other revenue increased primarily as a result of the continued growth of our new client base during the quarter.

  Cost of Revenues

	Three Months Ended September 30,		Change
	2012	2013	$	%
Cost of recurring revenues	$6,386	$7,993	$1,607	25%
Percentage of recurring revenues	42%	38%
Recurring gross margin	58%	62%
Cost of implementation services and other	$2,133	$3,754	$1,621	76%
Percentage of implementation services and other	266%	294%
Implementation gross margin	(166)%	(194)%

  Cost of Recurring Revenues

        Cost of recurring revenues for the three months ended September 30, 2013 increased by $1.6 million, or 25%, to $8.0 million from $6.4 million for the three months ended September 30, 2012. Cost of recurring revenues increased primarily as a result of the continued growth of our business, in particular $0.7 million in employee-related costs resulting from additional personnel necessary to service new and existing clients and $0.9 million of other processing-related fees. Recurring gross margin increased from 58% for the three months ended September 30, 2012 to 62% for the three months ended September 30, 2013, primarily due to a 3% reduction in amortization expense as a percentage of total recurring revenue and a 1% reduction in personnel-related and other costs as a percentage of total recurring revenue.

  Cost of Implementation Services and Other

        Cost of implementation services and other for the three months ended September 30, 2013 increased by $1.7 million, or 76%, to $3.8 million from $2.1 million for the three months ended September 30, 2012. Cost of implementation services and other increased primarily as a result of the expenses associated with the continued acquisition of new clients, in particular $1.5 million in employee-related costs resulting from additional personnel related to client implementation activities during the three months ended September 30, 2013.

  Operating Expenses

  Sales and Marketing

	Three Months Ended September 30,		Change
	2012	2013	$	%
Sales and marketing	$3,878	$5,189	$1,311	34%
Percentage of total revenues	24%	23%

        Sales and marketing expenses for the three months ended September 30, 2013 increased by $1.3 million, or 34%, to $5.2 million from $3.9 million for the three months ended September 30, 2012. The increase in sales and marketing expenses was primarily the result of $1.1 million of additional employee-related expenses incurred due to the expansion of our direct sales force and other miscellaneous sales and marketing related expenses.

  Research and Development

	Three Months Ended September 30,		Change
	2012	2013	$	%
Research and development	$1,357	$1,956	$599	44%
Percentage of total revenues	9%	9%

        Research and development for the three months ended September 30, 2013 increased by $0.6 million, or 44%, to $2.0 million from $1.4 million for the three months ended September 30, 2012. The increase in research and development expense was primarily as a result of $1.3 million in employee-related expenses related to additional development personnel, partially offset by an increase of $0.7 million in capitalized internally-developed software costs for the three months ended September 30, 2013.

  General and Administrative

	Three Months Ended September 30,		Change
	2012	2013	$	%
General and administrative	$2,688	$3,911	$1,223	45%
Percentage of total revenues	17%	17%

        General and administrative expenses for the three months ended September 30, 2013 increased by $1.2 million, or 45%, to $3.9 million from $2.7 million for the three months ended September 30, 2012. The increase was primarily the result of $1.0 million of additional employee-related expenses related to additional personnel within our administrative, finance, accounting and HR departments to support our continued growth.

  Other Income (Expense)

	Three Months Ended September 30,		Change
	2012	2013	$	%
Other income (expense)	$(42)	$28	$70		*
Percentage of total revenues	*	*

*
Not meaningful

        Other expense for the three months ended September 30, 2013 decreased by $0.07 million as compared to the three months ended September 30, 2012. The decrease in other expense was primarily the result of reduced interest expense as we repaid approximately $1.6 million of debt during the year ended June 30, 2013 in accordance with the terms of our outstanding promissory notes and note payable.

  Income Tax (Benefit) Expense

	Three Months Ended September 30,		Change
	2012	2013	$	%
Income tax (benefit) expense	(253)	(362)	(109)	43%
Percentage of total revenues	(2)%	(2)%

        Income tax benefit for the three months ended September 30, 2013 increased by $0.1 million, or 43% as compared to the three months ended September 30, 2012. The increase in income tax benefit was primarily the result of research and development tax credits of $0.2 million realized during the three months ended September 30, 2013. We did not record any research and development tax credits for the three months ended September 30, 2012 due to the fact that the enabling statute was not enacted until January 2013.

Comparison of Fiscal Years Ended June 30, 2011, 2012 and 2013

Revenues

	Year Ended June 30,			Change from 2011 to 2012		Change from 2012 to 2013
	2011	2012	2013	$	%	$	%
Recurring fees	$36,443	$51,211	$71,309	$14,768	41%	$20,098	39%
Percentage of total revenues	92%	93%	92%
Interest income on funds held for clients	$1,100	$1,263	$1,459	$163	15%	$196	16%
Percentage of total revenues	3%	2%	2%
Implementation services and other	$1,941	$2,622	$4,526	$681	35%	$1,904	73%
Percentage of total revenues	5%	5%	6%

  Recurring Fees

        Recurring fees for the year ended June 30, 2013 increased by $20.1 million, or 39%, to $71.3 million from $51.2 million for the year ended June 30, 2012. Recurring fees increased as a result of the continued growth of our client base in fiscal 2013 and increased revenue per client.

Our client count at June 30, 2013 increased by 25% to approximately 6,850 from approximately 5,500 at June 30, 2012.

        Recurring fees for the year ended June 30, 2012 increased by $14.8 million, or 41%, to $51.2 million from $36.4 million for the year ended June 30, 2011. Recurring fees increased primarily as a result of the continued growth of our client base in fiscal 2012 and the full year impact of new clients added throughout fiscal 2011. Our client count at June 30, 2012 increased by 25% to approximately 5,500 from approximately 4,400 at June 30, 2011.

  Interest Income on Funds Held for Clients

        Interest income on funds held for clients for the year ended June 30, 2013 increased by $0.2 million, or 16%, to $1.5 million from $1.3 million for the year ended June 30, 2012. Interest income increased primarily as a result of an increased average daily balance of funds held due to the addition of new clients to our client base during fiscal 2013.

        Interest income on funds held for clients for the year ended June 30, 2012 increased by $0.2 million, or 15%, to $1.3 million from $1.1 million for the year ended June 30, 2011. Interest income increased primarily as a result of an increased average daily balance of funds held due to the addition of new clients to our client base during fiscal 2012.

  Implementation Services and Other

        Implementation services and other revenue for the year ended June 30, 2013 increased by $1.9 million, or 73%, to $4.5 million from $2.6 million for the year ended June 30, 2012. Implementation services and other revenue increased primarily as a result of the continued growth of our new client base during fiscal 2013.

        Implementation services and other revenue for the year ended June 30, 2012 increased by $0.7 million, or 35%, to $2.6 million from $1.9 million for the year ended June 30, 2011. Implementation services and other revenue increased primarily as a result of the continued growth of our new client base during fiscal 2012.

Cost of Revenues

	Year Ended June 30,			Change from 2011 to 2012		Change from 2012 to 2013
	2011	2012	2013	$	%	$	%
Cost of recurring revenues	$16,329	$22,054	$28,863	$5,725	35%	$6,809	31%
Percentage of recurring revenues	43%	42%	40%
Recurring gross margin	57%	58%	60%
Cost of implementation services and other	$5,416	$7,040	$10,803	$1,624	30%	$3,763	53%
Percentage of implementation services and other	279%	268%	239%
Implementation gross margin	(179)%	(168)%	(139)%

  Cost of Recurring Revenues

        Cost of recurring revenues for the year ended June 30, 2013 increased by $6.8 million, or 31%, to $28.9 million from $22.1 million for the year ended June 30, 2012. Cost of recurring revenues increased primarily as a result of the continued growth of our business, in particular $2.9 million in additional employee-related costs resulting from additional personnel to provide services to new and existing clients, $1.2 million of additional costs attributable to resellers, and $2.4 million other processing-related fees. Recurring gross margin increased by 2% from 58% in fiscal 2012 to 60% in fiscal 2013 primarily due to a 1% reduction in amortization expense as a percentage of total recurring revenue and a 1% reduction in personnel-related and other costs as a percentage of total recurring revenue.

        Cost of recurring revenues for the year ended June 30, 2012 increased by $5.8 million, or 35%, to $22.1 million from $16.3 million for the year ended June 30, 2011. Cost of recurring revenues increased primarily as a result of the continued growth of our business, in particular $2.4 million in employee-related costs resulting from additional personnel to provide client service to new and existing clients, $1.1 million of additional costs attributable to resellers, and $1.7 million of other processing-related fees. Recurring gross margin increased by 1% from 57% in fiscal 2011 to 58% in fiscal 2012 primarily due to a reduction in amortization expense as a percentage of total recurring revenue and a reduction in personnel-related and other costs as a percentage of total recurring revenue.

  Cost of Implementation Services and Other

        Cost of implementation services and other for the year ended June 30, 2013 increased by $3.8 million, or 53%, to $10.8 million from $7.0 million for the year ended June 30, 2012. Cost of implementation services and other increased primarily due to an increase in new clients during fiscal 2013, and a corresponding increase of $3.0 million in employee-related and other costs to implement our solutions for new clients.

        Cost of implementation services and other for the year ended June 30, 2012 increased by $1.6 million, or 30%, to $7.0 million from $5.4 million for the year ended June 30, 2011. Cost of implementation services and other increased primarily due to an increase in new clients during fiscal 2012, and a corresponding increase of $1.4 million in employee-related and other costs to implement our solutions for new clients.

Operating Expenses

  Sales and Marketing

	Year Ended June 30,			Change from 2011 to 2012		Change from 2012 to 2013
	2011	2012	2013	$	%	$	%
Sales and marketing	$9,293	$12,828	$18,693	$3,535	38%	$5,865	46%
Percentage of total revenues	24%	23%	24%

        Sales and marketing expenses for the year ended June 30, 2013 increased by $5.9 million, or 46%, to $18.7 million from $12.8 million for the year ended June 30, 2012. The increase in sales and marketing expenses in fiscal 2013 was primarily the result of $5.2 million of additional employee-related costs from the expansion of our direct sales force and other miscellaneous sales and marketing related expenses.

        Sales and marketing expenses for the year ended June 30, 2012 increased by $3.5 million, or 38%, to $12.8 million from $9.3 million for the year ended June 30, 2011. The increase in sales and marketing expenses in fiscal 2012 was primarily a result of $3.3 million of additional employee-

related costs from the expansion of our direct sales force and other miscellaneous sales and marketing related expenses.

  Research and Development

	Year Ended June 30,			Change from 2011 to 2012		Change from 2012 to 2013
	2011	2012	2013	$	%	$	%
Research and development	$1,565	$1,788	$6,825	$223	14%	$5,037	282%
Percentage of total revenues	4%	3%	9%

        Research and development for the year ended June 30, 2013 increased by $5.0 million, or 282%, to $6.8 million from $1.8 million for the year ended June 30, 2012. Research and development costs increased in fiscal 2013 primarily due to $3.3 million of additional employee-related expenses related to additional development personnel. Additionally, in fiscal 2013 one of our core payroll applications transitioned beyond the development stage into the maintenance and incremental improvements stage, and therefore our capitalized internally developed software costs decreased by $1.7 million in fiscal 2013, as compared to fiscal 2012.

        Research and development for the year ended June 30, 2012 increased by $0.2 million, or 14%, to $1.8 million from $1.6 million for the year ended June 30, 2011. Research and development costs increased in fiscal 2012 primarily due to $1.2 million of additional employee-related expenses related to additional development personnel, offset by $1.0 million of additional software capitalization as compared to fiscal 2011. We amortized $2.2 million, $2.7 million, and $3.1 million of capitalized research and development costs in fiscal 2011, 2012 and 2013, respectively.

  General and Administrative

	Year Ended June 30,			Change from 2011 to 2012		Change from 2012 to 2013
	2011	2012	2013	$	%	$	%
General and administrative	$6,868	$8,618	$12,079	$1,750	26%	$3,461	40%
Percentage of total revenues	17%	16%	16%

        General and administrative expenses for the year ended June 30, 2013 increased by $3.5 million, or 40%, to $12.1 million from $8.6 million for the year ended June 30, 2012. General and administrative expenses increased primarily as a result of $2.2 million of additional employee-related expenses relating to additional personnel, as well as $0.7 million of increased occupancy costs incurred as a result of our requirement for additional office space.

        General and administrative expenses for the year ended June 30, 2012 increased by $1.7 million, or 26%, to $8.6 million from $6.9 million for the year ended June 30, 2011. General and administrative expenses increased primarily as a result of $1.0 million of employee-related expenses relating to additional personnel, as well as $0.2 million of professional service costs, and $0.2 million of increased occupancy costs incurred as a result of our requirement for additional office space.

  Other Income (Expense)

	Year Ended June 30,						Change from 2011 to 2012		Change from 2012 to 2013
	2011		2012		2013		$	%	$	%
Other income (expense)	$(179)		$(196)		$(16)		$(17)	9%	$180		*
Percentage of total revenues		*		*		*

*
Not Meaningful

        Other income (expense) for the year ended June 30, 2013 increased by $0.2 million as compared to the year ended June 30, 2012. Other expense for the year ended June 30, 2013 primarily consists of interest expense incurred on our note payable and other debt, which was reduced as compared to the year ended June 30, 2012 due to increased principal payments in fiscal 2013.

        Other income (expense) for the year ended June 30, 2012 decreased by $0.02 million, or 9% as compared to the year ended June 30, 2011. Other expense for the year ended June 30, 2012 primarily consists of interest expense incurred on our note payable and other debt.

  Income Tax (Benefit) Expense

	Year Ended June 30,			Change from 2011 to 2012			Change from 2012 to 2013
	2011	2012	2013	$	%		$	%
Effective tax rate	(22)%	34%	*
Income tax (benefit) expense	(36)	884	(602)	920		*	(1,486)		*
Percentage of total revenues	*	2%	(1)%

*
Not Meaningful

        Income tax (benefit) expense for the year ended June 30, 2013 decreased by $1.5 million, as compared to the year ended June 30, 2012. The decrease in income tax provision was primarily the result of income before taxes of $0 for the year ended June 30, 2013, as compared to income before taxes of $2.6 million for the year ended June 30, 2012. Additionally, our income tax provision for the year ended June 30, 2013 was reduced by $0.7 million due to the application of various research and development tax credits.

        Income tax (benefit) expense for the year ended June 30, 2012 increased by $0.9 million, as compared to the year ended June 30, 2011. The increase in income tax provision was primarily the result of income before taxes of $2.6 million for the year ended June 30, 2012 as compared to loss before taxes of $0.2 million for the year ended June 30, 2011. The increase in income tax provision was partially offset by $0.2 million of research and development tax credits realized during the year ended June 30, 2012.

Critical Accounting Policies and Estimates

        In preparing our financial statements and accounting for the underlying transactions and balances in accordance with GAAP, we apply various accounting policies that require our management to make estimates, judgments and assumptions that affect the amounts reported in our financial statements. We consider the policies discussed below as critical to understanding our financial statements, as their application places the most significant demands on management's judgment. Management bases its estimates, judgments and assumptions on historical experience, current economic and industry conditions and on various other factors deemed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral part of the financial reporting process, actual results could differ and such differences could be material.

  Revenue Recognition

        We derive revenues predominantly from recurring revenues associated with our cloud-based payroll and HCM software applications and one-time service fees for implementation of our solutions. Our agreements with clients do not include general rights of return and do not provide clients with the right to take possession of the software supporting the services being provided. As such, revenue is recognized as services are performed.

        We recognize revenue when all of the following criteria are achieved:

  •
  There is persuasive evidence of an agreement;

  •
  The service has been provided to the client;

  •
  Collection of the fees is reasonably assured; and

  •
  The amount of fees to be paid by the client is fixed or determinable.

        For arrangements with multiple-elements, we recognize revenues in accordance with Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements. For each agreement, we evaluate whether the individual deliverables qualify as separate units of accounting. If one or more of the deliverables does not have standalone value upon delivery, the deliverables that do not have standalone value are generally combined and treated as a single unit of accounting. Revenue for arrangements treated as a single unit of accounting is generally recognized within the same month that the services are rendered given that the agreements are cancellable with 60 days' or less notice.

        In determining whether revenues from implementation services can be accounted for separately from recurring revenues, we consider the nature of the implementation services and the availability of the implementation services from other vendors. We established standalone value for implementation primarily due to the number of partners that perform these services and account for such implementation services separate from the recurring revenues.

        If we determine that the services have standalone value upon delivery, we account for each separately and revenues are recognized as the services are delivered with allocation of consideration based on the relative selling price method. That method requires the selling price of each element in a multiple deliverable arrangement to be based on, in descending order: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of fair value, or TPE, or (iii) management's best estimate of the selling price, or BESP.

        We are not able to demonstrate VSOE of selling price with respect to our recurring fees paid for our solutions because the deliverables are sold across an insufficiently narrow range of prices on a stand-alone basis. We are also not able to demonstrate TPE for subscription fees because no third-party offerings are reasonably comparable to our product offerings. We thus establish BESP by service offering, requiring the use of significant estimates and judgment. To determine BESP, we consider numerous factors, including the nature of the deliverables themselves, the geography for the sale, internal costs, and pricing and discounting practices utilized by our direct sales force. Arrangement consideration is allocated to each deliverable based on the established BESP and subject to the limitation that because the arrangements are cancellable with 60 days' or less notice, recurring revenue is not allocated to any deliverable until the consideration has been earned, typically with each payroll cycle or monthly, depending on the service.

  Capitalized Internal-Use Software Costs

        We capitalize employee-related expenses, external consultant costs and other related costs associated with software developed for internal use. Internal-use software development costs are capitalized when application development begins, when we determine it is probable that the project will be completed and the software will be used as intended. Capitalization of these costs ceases once the project transitions beyond the development stage into the maintenance and incremental improvements stage.

        Internal-use software is amortized on a straight-line basis over 18 to 24 months. Management evaluates the useful lives of these assets on an annual basis and tests for impairments whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to capitalized software developed for internal use during the three months ended September 30, 2013, or the years ended June 30, 2011, 2012 or 2013. We capitalized $1.0 million, $2.7 million, $3.7 million and $2.0 million of software development costs and amortized $0.6 million, $2.2 million, $2.7 million and $3.1 million of capitalized research and development costs for the three months ended September 30, 2013, and the years ended June 30, 2011, 2012 and 2013, respectively. In fiscal 2013, one of our solutions transitioned beyond the development stage into the maintenance and incremental improvements stage, which resulted in lower capitalized internally-developed software costs in fiscal 2013 as compared to fiscal 2012.

  Income Taxes

        We account for federal income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Deferred tax assets may be reduced by a valuation allowance to the extent we determine it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred tax consequences represents the best estimate of those future events. Changes in current estimates, due to unanticipated events or otherwise, could have an adverse impact on our financial condition and results of operations.

        In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. Cumulative losses in recent years are significant negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

        We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

  Stock-Based Compensation

        We have historically maintained one stock-based compensation plan, our 2008 Equity Incentive Plan, or the 2008 Plan, under which we have issued options to purchase shares of our common stock and grants of restricted stock awards to employees, officers, directors and consultants. As of September 30, 2013, options to purchase 3,563,587 shares of our common stock were outstanding, 403,800 shares of restricted common stock were outstanding and 443,770 shares of our common stock were reserved for future grant under the 2008 Plan.

        In                      , our board of directors and stockholders approved the 2013 Equity Incentive Plan pursuant to which we may grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and cash-based and other stock awards. We will not grant any additional awards under our 2008 Plan following this offering, though our 2008 Plan will continue to govern the terms and conditions of all outstanding equity awards granted under the 2008 Plan.

        The following table presents data related to stock options granted on the dates indicated:

	June 1, 2011	Aug. 21, 2012	Sept. 17, 2012	July 8, 2013	Aug. 26, 2013
Options granted	686,500	1,340,000	50,000	700,000	75,000
Fair value of stock	$1.52	$3.25	$3.25	$4.69	$4.69
Exercise price	$1.52	$3.25	$3.25	$4.69	$4.69
Fair value of option	$0.47	$0.81	$0.81	$1.14	$1.14

        Equity-classified awards are measured at the grant date fair value of the award and expense is recognized, net of assumed forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award. We estimate grant date fair value using the Black-Scholes Option-Pricing Model, or Black-Scholes, which requires the use of certain subjective assumptions. Below is a table of the key weighted-average assumptions used in the option valuation calculation for options issued on the dates indicated. We did not grant stock options in fiscal 2012.

	June 1, 2011	Aug. 21, 2012	Sept. 17, 2012	July 8, 2013	Aug. 26, 2013
Valuation assumptions:
Weighted average expected dividend yield	—	—		—
Weighted average expected volatility	31.0%	30.7%	30.7%	29.5%	29.5%
Weighted average expected team (years)	5.0	4.0	4.0	4.0	4.0
Weighted average risk-free interest rate	2.0%	0.6%	0.6%	0.5%	0.5%

        We use a dividend yield assumption of zero as we have not paid regular cash dividends on our common stock and presently have no intention of paying any such cash dividends. Since our shares are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. We calculate the expected term using company specific historical data, such as employee option exercise and employee post-vesting departure behavior. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

        Stock-based compensation expense was $0.2 million, $0.2 million, $0.2 million and $0.5 million, for the three months ended September 30, 2013 and the years ended June 30, 2011, 2012 and 2013, respectively. If factors change and we employ different assumptions, stock-based compensation expense may differ from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors which become known over time, we may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may adversely impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

        One significant factor in determining the fair value of our options, when using Black-Scholes, is the fair value of the common stock underlying those stock options. We have been a private company with no active public market for our common stock. Therefore, the fair value of the common stock underlying our stock options was determined by our board of directors, which considered in making its determination of fair value a variety of factors including contemporaneous periodic valuation studies from an independent and unrelated third-party valuation firm.

  Third-Party Valuation Methodology

        In performing its analysis, the valuation firm engaged in discussions with management, analyzed historical and forecasted financial statements, and reviewed our corporate documents. The valuation consultant utilized the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation study was prepared using a combination of four generally accepted approaches to determining the fair market value of a business: the discounted cash flows, or DCF, method, the guideline public company method, the prior transaction method and the market transactions method. The discounted cash flows method forecasted future cash flows utilizing a terminal value based on our expectation of long-term growth to arrive at a valuation. The guideline public company method utilizes a market approach which estimates the fair value of a company by applying to that company the market multiples of publicly-traded companies to arrive at a valuation. The prior transaction method looks to recent arms-length transactions in a company's capital stock to arrive at a valuation. The market transactions method utilizes a market approach which estimates the fair value of a company by applying to that company the market multiples of publicly-traded and private companies to arrive at a valuation.

  Fiscal 2011

        The independent third-party valuation as of April 30, 2011 was performed using the DCF method and the guideline public company method. The valuation firm considered our nature and history, the condition and outlook of the industry in which we operate, our financial condition, our current operations and earning capacity, our relative position within the industry in which we operate, prior transactions involving our stock, our strategic direction and management and our goodwill and intangible value. The valuation firm took into account our financial statements for fiscal 2006 through 2010 as well as our trailing twelve month, or TTM, financial performance for the 12 months ended April 30, 2011.

        In applying the guideline public company method, the valuation firm analyzed the prices that investors are willing to pay for the publicly-traded common stock of companies that are comparable to us. The valuation firm then calculated total market value of invested capital multiples based on each of (i) TTM earnings before interest, taxes, depreciation and amortization, (ii) TTM earnings before interest and taxes, (iii) TTM net sales and (iv) book value. The valuation firm applied the average of the public companies' TTM net sales multiple to our TTM net sales. The valuation firm then adjusted the resulting value downward by 30% to reflect our smaller size, limited access to capital, historical and future growth expectations, and differences in liquidity, profitability and leverage among the guideline companies.

        In applying the DCF method, the valuation firm analyzed financial projections prepared by our management for the remainder of fiscal 2011 and fiscal 2012 through 2015. The valuation firm calculated our net cash flows to invested capital by taking our debt-free net income, as estimated by management, adding depreciation expenses and subtracting both capital expenditures, as estimated by management, and incremental working capital needs, which were estimated based on a review of an industry average. For the terminal year, the valuation firm applied a revenue multiple, calculated using the guideline public company method. A discount rate of 30% was then applied.

        Our value was then allocated between our shares of Series A preferred stock and our shares of common stock using the option pricing equity allocation method, using Black-Scholes. Black-Scholes considers the intrinsic value and time value of stock options. In utilizing Black-Scholes, our volatility was estimated at 31% which was based on the average volatility of the guideline public companies over a five-year period. The assumed time to expiration was five years, which was based on the estimated timing of a potential liquidity event. Finally, the valuation firm applied a marketability discount of 20% to reflect the lack of an active market in shares of our common stock, which resulted in a fair market value of $1.52 per share.

        Our board of directors considered this third-party valuation and the other factors discussed above in determining that the fair market value of our common stock was $1.52 on June 1, 2011.

  Fiscal 2013

        The independent third-party valuation as of June 30, 2012 was performed using the DCF method, the guideline public company method and the prior transaction method. The valuation firm considered our nature and history, the condition and outlook of the industry in which we operate, our financial condition, our current operations and earning capacity, our relative position within the industry in which we operate, prior transactions involving our stock, our strategic direction and management and our goodwill and intangible value. The valuation firm took into account our financial statements for fiscal 2007 through 2012.

        In applying the guideline public company method, the valuation firm analyzed the prices that investors are willing to pay for the publicly-traded common stock of companies that are comparable to us. The valuation firm then calculated total market value of invested capital multiples based on each of (i) TTM earnings before interest, taxes, depreciation and amortization, (ii) TTM earnings before interest and taxes, (iii) TTM net sales and (iv) book value. The valuation firm applied the average of the public companies' TTM net sales multiple to our TTM net sales. The valuation firm then adjusted the resulting value downward by 35% to reflect our smaller size, limited access to capital, historical and future growth expectations, and differences in liquidity, profitability and leverage among the guideline companies.

        In applying the DCF method, the valuation firm analyzed financial projections prepared by our management for fiscal 2013 through 2016. The valuation firm calculated our net cash flows to invested capital by taking our debt-free net income, as estimated by management, adding depreciation expenses and subtracting both capital expenditures, as estimated by management, and incremental working capital needs, which were estimated based on a review of an industry average. For the terminal year, the valuation firm applied a revenue multiple, calculated using the guideline public company method. A discount rate of 35% was then applied.

        In applying the prior transaction method, the valuation firm reviewed three arms-length transaction in our capital stock. The most recent transaction occurred on June 28, 2012, two days prior to the date of the valuation, in which we sold shares of Series B preferred stock for approximately $3.25 per share.

        Our value was then allocated between our shares of Series A preferred stock, our shares of Series B preferred stock and our shares of common stock using the option pricing equity allocation method, using Black-Scholes. In utilizing the Black-Scholes method, our volatility was estimated at 31% which was based on the average volatility of the guideline public companies over one-year, two-year and five-year period. The assumed time to expiration was three years, which was based on the estimated timing of a potential liquidity event. Finally, the valuation firm applied a marketability discount of 10% to reflect the lack of an active market in shares of our common stock, which resulted in a fair market value of $3.25 per share.

        Our board of directors considered this third party valuation and the other factors discussed above in determining that the fair market value of our common stock was $3.25 on August 21, 2012 and September 17, 2012.

  Fiscal 2014

        The independent third-party valuation as of May 31, 2013 was performed using the DCF method, the guideline public company method and the market transactions method. The valuation firm considered our nature and history, the condition and outlook of the industry in which we operate, the book value of our stock and our financial condition, the earning capacity of our business, the dividend-paying capacity of our business, prior transactions involving our stock, the market price of public traded stock of companies engage in the same or a similar line of business and our goodwill and intangible value. The valuation firm took into account our financial statements for fiscal 2009 through 2012, as well as interim financial statements for the eleven months ended May 31, 2013 and May 31, 2012.

        In applying the guideline public company method, the valuation firm analyzed the prices that investors are willing to pay for the publicly-traded common stock of companies that are comparable to us. The valuation firm then calculated total market value of invested capital multiples based on TTM earnings before interest, taxes, depreciation and amortization and TTM revenues. The valuation firm considered our smaller size, limited access to capital, historical and future growth expectations, and differences in liquidity, profitability and leverage among the guideline companies before selecting a TTM multiple that was slightly above the average of the TTM revenues multiples for the companies determined to be most comparable to us.

        In applying the DCF method, the valuation firm analyzed financial projections prepared by our management for a five year period. The valuation firm calculated our net cash flows to invested capital by taking our debt-free net income, as estimated by management, adding depreciation expenses and subtracting both capital expenditures, as estimated by management, and incremental working capital needs, which were estimated based on a review of an industry average. For the terminal year, the valuation firm applied a revenue multiple, calculated using the guideline public company method. A discount rate of 35% was then applied.

        In applying the market transactions method, the valuation firm reviewed publicly available data regarding transactions that have occurred in the industry, as well as prior arms-length transactions in our capital stock. The valuation firm applied a revenue multiple that was slightly above the median revenue multiple of all transactions and in-line with the sale of our Series B preferred stock in June 2012.

        Our value was then allocated between our shares of Series A preferred stock, our shares of Series B preferred stock and our shares of common stock using the option pricing equity allocation method, using Black-Scholes. In utilizing the Black-Scholes method, our volatility was estimated at 31% which was based on the average volatility of the guideline public companies over a five-year period. The assumed time to expiration was four years, which was based on the estimated timing of a potential liquidity event. Finally, the valuation firm applied a marketability discount to reflect the lack of an active market in shares of our common stock, which resulted in a fair market value of $4.60 per share.

        Our board of directors considered this third-party valuation and the other factors discussed above in determining that the fair market value of our common stock was $4.69 on July 8, 2013 and August 26, 2013.

  Intrinsic Value of Outstanding Options

        Based upon the assumed initial public offering price of $                  per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of         , 2013 was approximately $          million, of which approximately $              million related to unvested stock options, and approximately $          million related to vested stock options.

Liquidity and Capital Resources

        Our primary liquidity needs are related to the funding of general business requirements, including working capital requirements, research and development, and capital expenditures. As of September 30, 2013, our principal sources of liquidity were $5.3 million of cash and cash equivalents and $2.5 million of borrowing capacity under our line of credit.

        In order to grow our business, we intend to increase our personnel and related expenses and to make significant investments in our platform, data centers and infrastructure generally. The timing and amount of these investments will vary based on the rate at which we can add new clients and new personnel and the scale of our application development, data center and other activities. Many of these investments will occur in advance of our experiencing any direct benefit from them which could negatively impact our liquidity and cash flows during any particular period and may make it difficult to determine if we are effectively allocating our resources. However, we expect to fund our operations, capital expenditures and other investments principally with cash flows from operations, and to the extent that our liquidity needs exceed our cash from operations, we would look to our cash on hand and available borrowings to satisfy those needs.

        Our cash and cash equivalents are influenced by the amount of funds held for clients which varies significantly from quarter to quarter. The balance of the funds we hold depends on our clients' payroll calendar, and therefore such balance changes from period to period in accordance with the timing with each payroll cycle.

        We believe our current cash and cash equivalents and cash flow from operations will be sufficient to meet our working capital, capital expenditure and other investment requirements for at least the next 12 months.

        The following table sets forth data regarding cash flows for the periods indicated:

	Year Ended June 30,
				Three Months Ended September 30, 2013
	2011	2012	2013
Net cash provided by operating activities	$5,022	$8,564	$6,228	$298
Cash flows from investing activities:
Capitalized internally-developed software costs	(2,746)	(3,716)	(1,967)	(1,024)
Purchases of property and equipment	(1,987)	(3,446)	(3,987)	(1,412)
Net change in funds held for clients	(176,480)	35,724	(92,650)	64,346

Net cash provided by (used in) investing activities	(181,213)	28,562	(98,604)	61,910
Cash flows from financing activities:
Net change in client funds obligation	176,480	(35,724)	92,650	(64,346)
Principal payments on long-term debt	(467)	(312)	(1,625)	(157)
Proceeds from issuance of long-term debt	519	—	—	—
Proceeds from issuance of redeemable convertible Series B preferred stock	—	27,234	—	—
Proceeds from exercise of stock options	—	88	76	—
Payments for redemption of common stock	—	(27,371)	(162)	—

Net cash provided by (used in) financing activities	176,532	(36,085)	90,939	(64,503)

Net increase (decrease) in cash and cash equivalents	$341	$1,041	$(1,437)	$(2,295)

  Operating Activities

        Net cash provided by (used in) operating activities was $0.3 million for the three months ended September 30, 2013 as compared to $(0.4) million for the three months ended September 30, 2012. Net cash provided by operating activities was $5.0 million, $8.6 million and $6.2 million for the years ended June 30, 2011, 2012 and 2013, respectively.

        The decline in net cash provided by operating activities from fiscal 2012 to fiscal 2013 was primarily the result of a decrease of $1.1 million in net income, as well as a decline of $0.9 million in working capital, partially offset by increased depreciation and amortization. The increase in net cash provided by operating activities from fiscal 2011 to fiscal 2012 was primarily the result of a $1.8 million increase in net income, a $0.8 million increase in depreciation and amortization expense, and a $0.9 million increase in deferred income tax expense.

  Investing Activities

        Changes in net cash (used in) provided by investing activities are significantly influenced by the amount of funds held for clients at the end of a reporting period. Changes in the amount of funds held for client from period to period will vary substantially. Our payroll processing activities involves the movement of significant funds from the account of an employer to employees and relevant taxing authorities. During the year ended June 30, 2013 we processed almost $30 billion in payroll transactions. Though we debit a client's account prior to any disbursement on its behalf, there is a delay between our payment of amounts due to employees and taxing and other regulatory authorities and when the incoming funds from the client to cover these amounts payable actually clear into our operating accounts. We currently have agreements with nine banks to execute ACH and wire transfers to support our client payroll and tax services. We believe we have sufficient capacity under these ACH arrangements to handle our transactions for the foreseeable future.

        Other investing activities that influence our net cash (used in) provided by investing activities are our capitalization of internally developed software costs and purchases of property and equipment.

        Net cash (used in) provided by investing activities was $61.9 million for the three months ended September 30, 2013 as compared to $15.7 million for the three months ended September 30, 2012. Net cash (used in) provided by investing activities was $(181.2) million, $28.6 million and $(98.6) million, for the years ended June 30, 2011, 2012 and 2013, respectively.

        Excluding the net change in funds held for clients, our net cash (used in) provided by investing activities was $(2.4) million for the three months ended September 30, 2013 as compared to $(1.4) million for the three months ended September 30, 2012. Excluding the net change in funds held for clients, our net cash (used in) provided by investing activities was $4.7 million, $7.2 million and $6.0 million, for the years ended June 30, 2011, 2012 and 2013, respectively.

        The increase of $127.2 million in net cash used in investing activities from fiscal 2012 to fiscal 2013 was primarily the result of our holding $128.4 million fewer funds for clients at the end of fiscal 2013 versus fiscal 2012. This decrease in the amount of funds held for clients was offset by a decrease of $1.7 million in capitalized internally developed software costs.

        The decline of $209.8 million in net cash used in investing activities from fiscal 2011 to fiscal 2012 was primarily the result of our holding an additional $212.2 million funds for clients at the end of fiscal 2012 versus fiscal 2011. This increase in the amount of funds held for clients was offset by an increase of $1.0 million in capitalized internally developed software costs and an increase of $1.5 million in purchases of property and equipment.

  Financing Activities

        Net cash provided by (used in) financing activities was $(64.5) million for the three months ended September 30, 2013 as compared to $(17.4) million for the three months ended September 30, 2012. Net cash provided by (used in) financing activities was $176.5 million, $(36.1) million and $90.9 million for the years ended June 30, 2011, 2012 and 2013, respectively.

        The decrease in net cash used in financing activities from fiscal 2012 to fiscal 2013 was primarily the result of a $128.4 million net change in funds held for clients, partially offset by a net increase of $1.3 million of principal payments on long-term debt. The increase in net cash used in financing activities from fiscal 2011 to fiscal 2012 was primarily a result of a $212.2 million net change in funds held for clients and a $27.4 million payment for the redemption of shares of common stock in connection with our Series B preferred stock financing. This redemption was offset by $27.2 million of proceeds from the issuance of Series B preferred stock.

Contractual Obligations and Commitments

        Our principal commitments consist of operating lease obligations and our note payable. The following table summarizes our contractual obligations at June 30, 2013:

	Payment Due By Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Note payable—principal payments	$1,563	$625	$938	$—	$—
Note payable—interest payments	133	84	49	—	—
Operating lease obligations	17,705	2,367	6,562	5,806	2,970

Total	$19,401	$3,076	$7,549	$5,806	$2,970

        As of September 30, 2013, we had outstanding indebtedness of $1.4 million under a note. The note bears interest at 6.50% per annum, payable monthly, and will mature on December 31, 2015. The note is collateralized by substantially all of our assets. We intend to use a portion of the proceeds of this offering to repay our outstanding indebtedness. For a description of how we intend to use of the proceeds of this offering, see "Use of Proceeds."

        We also have a line of credit which allows for borrowings up to $2.5 million. Interest is payable monthly at the bank's base rate, which was 3.25% at September 30, 2013, plus 1.50% with a floor of 5.50%. A commitment fee on the average daily undisbursed amount is assessed quarterly at a rate of 0.375% per annum. The line of credit is collateralized by substantially all of our assets. The line of credit expires on December 31, 2013. There were no outstanding borrowings under this line of credit as of September 30, 2013. On November 27, 2013, we increased the line of credit to $3.5 million and extended the due date to December 31, 2015.

        Each of our two reseller agreements provides that we are required upon a termination of the agreement to acquire the assets of the reseller. One of the agreements provides that either party may terminate the agreement by electing not to renew the agreement beyond its original term ending in February 2016. We, but not the reseller, also have the right to terminate the agreement at any time following the completion of this offering. If a termination were to occur, the purchase price of the assets would be determined based on the annualized value of net amounts paid by us to the reseller during the three months preceding such termination. We paid this reseller $1.0 million, $1.7 million and $2.4 million for the full fiscal years 2011, 2012 and 2013, respectively. For additional information see note 14 to our consolidated financial statements included elsewhere in this prospectus.

        The second reseller agreement provides that the reseller may terminate the agreement by providing nine months' prior notice; provided that the reseller may not provide such nine-month termination notice until after the earlier of (i) six months following the closing of this offering or (ii) December 31, 2014. We, but not the reseller, also have the right to terminate the agreement at any time after the date that is six months following the completion of this offering. If a termination were to occur, the purchase price of the assets would be determined based on net amounts paid by us to the reseller during the 12 months preceding the termination. We paid this reseller $0.9 million, $1.3 million and $1.8 million for the full fiscal years 2011, 2012 and 2013, respectively. For additional information see note 14 to our consolidated financial statements included elsewhere in this prospectus.

Capital Expenditures

        We expect to increase capital spending as we continue to grow our business and expand and enhance our data centers and technical infrastructure. Future capital requirements will depend on many factors, including our rate of sales growth. In the event that our sales growth or other factors do not meet our expectations, we may eliminate or curtail capital projects in order to mitigate the impact on our use of cash. Capital expenditures were $2.0 million, $3.4 million and $4.0 million for the years ended June 30, 2011, 2012 and 2013, respectively, and $1.4 million for the three months ended September 30, 2013, exclusive of capitalized internally developed software costs of $2.7 million, $3.7 million, $2.0 million and $1.0 million for the same periods, respectively.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that may be material to investors.

Quantitative and Qualitative Disclosures about Market Risk

        We have operations solely in the United States and are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and certain exposure as well as risks relating to changes in the general economic conditions in the United States. We have not used, nor do we intend to use, derivatives to mitigate the impact of interest rate or other exposure or for trading or speculative purposes.

Interest Rate Risk

        Funds held for clients are held in interest-bearing accounts at financial institutions. As a result of our investing activities, we are exposed to changes in interest rates that may materially affect our results of operations. In a falling rate environment, a decline in interest rates would decrease our interest income.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

New Accounting Pronouncements

        From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

BUSINESS

Overview

        We are a leading provider of cloud-based payroll and human capital management, or HCM, software solutions for medium-sized organizations, which we define as those having between 20 and 1,000 employees. Our comprehensive and easy-to-use solutions enable our clients to manage their workforces more effectively. As of June 30, 2013, we served approximately 6,850 clients across the U.S., which on average had over 100 employees. Our solutions help drive strategic human capital decision-making and improve employee engagement by enhancing the human resource, payroll and finance capabilities of our clients.

        Our multi-tenant software platform is highly configurable and includes a unified suite of payroll and HCM applications, such as time and labor tracking and benefits and talent management. Our solutions have been organically developed from our core payroll solution, which we believe is the most critical system of record for medium-sized organizations and an essential gateway to other HCM functionality. We seek to develop deep relationships with our clients through our integrated implementation and client service organization, which is designed to meet the needs of medium-sized organizations.

        Effective management of human capital is a core function in all organizations and requires a significant commitment of resources. Organizations are faced with complex and ever-changing requirements, including diverse federal, state and local regulations across multiple jurisdictions. In addition, the workplace operating environment is rapidly changing as employees increasingly become mobile, work remotely and expect an end user experience similar to that of consumer-oriented Internet applications. Medium-sized organizations operating without the infrastructure, expertise or personnel of larger enterprises are uniquely pressured in this complex and dynamic environment. Existing solutions offered by third-party payroll service providers can have limited capabilities and configurability while enterprise-focused software vendors can be expensive and time-consuming to implement and manage. We believe that medium-sized organizations are better served by solutions designed to meet their unique needs.

        Our solutions provide the following key benefits to our clients:

  •
  Comprehensive cloud-based platform optimized to meet the payroll and HCM needs of medium-sized organizations;

  •
  Modern, intuitive user experience and self-service capabilities that significantly increase employee engagement;

  •
  Flexible and configurable platform that aligns with business processes and centralizes payroll and HCM data;

  •
  Software as a service, or SaaS, delivery model that reduces total cost of ownership for our clients; and

  •
  Seamless data integration with our extensive partner ecosystem that saves time and expense and reduces the risk of errors.

        We market and sell our products primarily through our direct sales force. We generate our sales leads through a variety of focused marketing initiatives and referrals from our extensive referral network of 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants. Our platform is priced on a per employee basis, and our recurring revenue model provides significant visibility into our future operating results. Our revenue retention rate was greater than 92% in each of fiscal 2012 and 2013. Our total revenue increased from $55.1 million in fiscal 2012 to $77.3 million in fiscal 2013, representing a 40% year-over-year increase, while our recurring revenues increased from $52.5 million in fiscal 2012 to $72.8 million in fiscal 2013, representing a 39% year-over-year increase.

Industry Background

        Effective management of human capital is a core function for all organizations and requires a significant commitment of resources. Identifying, acquiring and retaining talent is a priority at all levels of an organization. In today's increasingly complex business and regulatory environment, organizations are being pressured to manage critical payroll and HCM functions more effectively, automate manual processes and decrease their operating costs.

  Complex and Ever-Changing Tax and Regulatory Environment

        The tax and regulatory environment in the United States is complex and ever-changing. Organizations are subject to a myriad of tax, benefit, workers compensation, healthcare and other rules, regulations and reporting obligations. In addition to U.S. federal taxing and regulatory authorities, there are more than 10,000 state and local tax codes in the United States. Further, federal, state and local government agencies continually enact and amend the rules, regulations and reporting requirements with which organizations must comply.

  Growing Demand for Mobility and Enhanced User Experience

        Connectivity and mobility are enabling employees to spend less time in traditional office environments and more time working remotely. This trend increases the demand for advanced and intuitive solutions that improve collaboration and foster employee engagement, such as remote self-service access to payroll and timesheet reporting, HR and benefits portals and other talent management applications. Given the prominence of consumer-oriented Internet applications, employees expect the user experience and accessibility of internal systems to be similar to those of the latest Internet applications, such as LinkedIn, Amazon and Facebook.

  Medium-Sized Organizations Face Unique Challenges

        Medium-sized organizations functioning without the infrastructure, expertise or personnel of larger enterprises are uniquely pressured in the current complex and dynamic environment. Employees in these medium-sized organizations often perform multiple job functions, and many medium-sized organizations have limited financial, technical and other resources needed to effectively manage their critical business requirements and to build and maintain the systems required to do so.

  Large Market Opportunity for Payroll and HCM Solutions

        According to International Data Corporation, or IDC, the U.S. market for HCM applications and payroll outsourcing services is estimated to be $22.5 billion in 2014. The market opportunity is driven by the importance of payroll and HCM solutions to the successful management of organizations.

        To estimate our addressable market, we focus our analysis on the number of U.S. medium-sized organizations and the number of their employees. According to the U.S. Census Bureau, there were over 565,000 firms with 20 to 999 employees in the U.S. in 2010, employing over 40 million persons. We estimate that if clients were to buy our entire suite of existing solutions at list prices, they would spend approximately $200 per employee annually. Based on this analysis, we believe our current target addressable market is approximately $8.0 billion. As we continue to expand our product offerings, we believe that we have an opportunity to increase the amount clients spend on payroll and HCM solutions per employee and to expand our addressable market.

  Organizations Are Increasingly Transitioning to SaaS Solutions

        SaaS solutions are easier and more affordable to implement and operate than those offered by traditional software providers. SaaS solutions also enable software updates with greater frequency and without new hardware investments, enabling organizations to better react to changes in their environments. Many organizations are transitioning to SaaS solutions for front-office business applications such as salesforce management. Similarly, we believe organizations are adopting back-office SaaS applications, such as payroll and HCM, with increasing frequency. According to IDC, the U.S. SaaS market is estimated to be $21 billion in 2014 and is projected to grow at a 16% compound annual growth rate from 2012 to 2016.

  Limitations of Existing Solutions

        We believe that existing payroll and HCM solutions have limitations that cause them to underserve the unique needs of medium-sized organizations. Existing payroll and HCM solutions include:

  •
  Traditional Payroll Service Providers.  Traditional payroll service providers are primarily focused on delivery of a variety of payroll processing services, insurance products and HR business process outsourcing solutions. Many of these solutions offer limited capabilities and integration beyond traditional payroll processing. The lack of a unified and configurable payroll and HCM suite can diminish the effectiveness of a system, detract from user experience and limit integration with other solutions. In addition, we believe that certain traditional payroll service providers often do not provide a high-quality client service experience.

  •
  Enterprise-Focused Payroll and HCM Software Vendors.  Enterprise-focused software vendors offer solutions and services that are designed for the complex needs and structures of large enterprises. As a result, their solutions can be expensive, complex and time-consuming to implement, operate and maintain.

  •
  HCM Point Solution Providers.  Many HCM point solutions lack integrated payroll functionality. The implementation and management of multiple point solutions and the reliance on multiple service organizations can be challenging and expensive for medium-sized organizations.

  •
  Manual Processes for Payroll and HCM Functions.  Manual payroll and HCM processes require increased HR, payroll and finance personnel involvement, resulting in higher costs, slower processing and greater risks of data entry errors.

        Given the challenges medium-sized organizations face operating in complex and dynamic environments and the limited ability of traditional offerings to address these challenges, we believe there is a significant market opportunity for a comprehensive, unified SaaS solution designed to serve the payroll and HCM needs of medium-sized organizations.

Our Solution

        We are a leading provider of cloud-based payroll and HCM software solutions for medium-sized organizations. Our solutions enable medium-sized organizations to more efficiently manage payroll and human capital in their complex and dynamic operating environments. As of June 30, 2013, we served approximately 6,850 clients across the U.S., which on average had over 100 employees.

        The key benefits of our solution include the following:

  •
  Comprehensive Platform Optimized for Medium-Sized Organizations.  Our solutions empower finance and HR professionals in medium-sized organizations to drive strategic human capital decisions by providing enterprise-grade payroll and HCM applications, including robust reporting and analytics. Our unified platform fully automates payroll and HCM processes, enabling our clients to focus on core business activities. Our solutions help our clients attract, retain and manage their employees within a single, comprehensive system.

  •
  Modern, Intuitive User Experience.  Our intuitive, easy-to-use interface is based on current technology and automatically adapts to users' devices, including mobile platforms, thereby significantly increasing accessibility of our solutions and decreasing the need for training. Our platform's self-service functionality, combined with seamless integration across all our solutions, provides employees with an engaging experience. Our performance management applications include peer-to-peer employee recognition and social employee profiles that create a reward and recognition environment resulting in greater employee engagement.

  •
  Flexible and Configurable Platform.  We design our solutions to be flexible and configurable, allowing our clients to match their use of our software with their specific business processes and workflows. Our platform has been organically developed from a common code base, data structure and user interface, providing a consistent user experience with powerful features that are easily adaptable to our clients' needs. Our systems centralize payroll and HCM data, minimizing inconsistent and incomplete information that can be produced when using multiple databases.

  •
  Highly-Attractive SaaS Solution for Medium-Sized Organizations.  Our solutions are cloud-based and offered on a subscription basis, making them easier and more affordable to implement, operate and update and enabling our clients to focus less on their IT infrastructure and more on their core businesses. Our cloud-based software can be operated by a single administrator without the support of an in-house information technology department. Our multi-tenant and modern architecture allows for frequent software enhancements thereby enabling our clients to react to a rapidly changing and complex operating environment. Our cloud-based platform enables our clients to scale their businesses without having to acquire additional hardware or to resolve the integration challenges that often result from traditional outsourcing solutions.

  •
  Seamless Integration with Extensive Ecosystem of Partners.  Our platform offers our clients automated data integration with over 200 related third-party partner systems, such as 401(k), benefits and insurance provider systems. This integration reduces the complexity and risk of error of manual data transfers and saves time for our clients and their employees. We integrate data with these related systems through a secure connection, which significantly decreases the risk of unauthorized third-party access and other security breaches. Our direct and automated data transmission improves the accuracy of data and facilitates data collection in our partners' systems. We believe having automated data integration with a payroll and HCM provider like us differentiates our partners' product offerings, strengthening their competitive positioning in their own markets.

Our Strategy

        We intend to strengthen and extend our position as a leading provider of cloud-based payroll and HCM software solutions to medium-sized organizations. Key elements of our strategy include:

  •
  Grow Our Client Base.  We believe that our current client base represents only a small portion of the medium-sized organizations that could benefit from our solutions. While we served approximately 6,850 clients across the U.S. as of June 30, 2013, there were over 565,000 firms with 20 to 999 employees in the United States, employing more than 40 million persons, according to the U.S. Census Bureau in 2010. In order to acquire new clients, we plan to continue to grow our sales organization aggressively across all U.S. geographies.

  •
  Expand Our Product Offerings.  We believe that our leadership position is in significant part the result of our investment and innovation in our product offerings designed for medium-sized organizations. Therefore, we plan to increase investment in software development to continue to advance our platform and expand our product offerings. For example, we recently introduced new healthcare reform functionality that provides clients with the ability to forecast and model the impact of healthcare reform on their businesses.

  •
  Increase Average Revenue Per Client.  Our average revenue per client has consistently increased in each of the last three years as we have broadened our product offerings. We plan to further grow average revenue per client by selling a broader selection of products to new and existing clients.

  •
  Extend Technological Leadership.  We believe that our organically developed cloud-based multi-tenant software platform, combined with our unified database architecture, enhances the experience and usability of our products, providing what we believe to be a competitive advantage over alternative solutions. Our modern, intuitive user interface utilizes features found on many popular consumer Internet sites, enabling users to use our solutions with limited training. We plan to continue our technology innovation, as we have done with our mobile applications, social features and analytics capabilities.

  •
  Further Develop Our Referral Network.  We have developed a strong network of referral participants, such as 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, that recommend our solutions and provide referrals. We believe that our platform's automated data integration with over 200 related third-party partner systems is valuable to our referral participants, as they are able to access payroll and HR data through a single system which decreases complexity and cost and complements their own product offerings. We plan to increase integration with third-party providers and expand our referral network to grow our client base and lower our client acquisition costs.

Our Products

        Our cloud-based platform features a suite of unified payroll and HCM applications. Our solutions are highly configurable and easy to use, implement, update and maintain.

  Paylocity Web Pay

        Paylocity Web Pay is designed to provide enterprise-grade payroll processing and administration.

Feature	Functionality
Company-Level Configuration	• Real time ability to add, delete and modify client-specific payroll settings, including departments, job codes, earnings, deductions, taxes and garnishments
• Ability to create customized payroll earning or deduction code calculations, 401(k) match calculations and labor cost allocations
• Ability to configure payroll audits that identify potential errors prior to finishing payroll, such as paying the same employee twice
Configurable Templates	• Combination of standard and modifiable templates powered by highly-flexible drag-and-drop technology
• Standard templates such as new hire, job change, leave of absence and termination templates
• Enables users to configure user interface to efficiently align to organizations' business processes
• Ability to require additional data, add default values and insert new custom fields increases accuracy and consistency of data across the platform
Custom Checklists	• Allows users to track critical steps in hiring and other processes
• Triggers reports and notification emails to track critical steps and informs users when tasks are complete
Advanced Reporting	• Easy-to-use, powerful reporting dashboard enables users to design and create ad-hoc reports or rely on over 100 standard reports
• Ability to generate a variety of pre-process reports via report library and report writer
• Real-time report generation, including the ability to automatically schedule reports to run on a user-defined frequency
• Point-in-time reporting, including comparative analysis over multiple periods, allowing users to view data from any time in history
HR Insight and Analytics	• Provides a dashboard view into critical HR metrics such as headcount and employee turnover
• Users can choose between different types of graphical display or export the information to spreadsheets or other documents

Feature	Functionality
Affordable Care Act Compliance	• Allows for modeling of all affordability safe harbor methods
• Simultaneous measurement of initial and standard measurement periods for new hire employees
• Reporting that provides multiple views allowing brokers and clients to make better informed benefit decisions
• Advanced search and query capabilities provide ability for administrators to easily access key employee information

  Paylocity HR

        Paylocity HR provides a set of core HR capabilities designed to improve HR compliance, enhance reporting capabilities and reduce the amount of time necessary to manage employee information.

Feature	Functionality
Employee Record Management	• Manage employee benefit plans such as health and 401(k)
• Automated employee time-off requests
• Track employee skills, events, education and prior employment
• Store employee documentation electronically
• Record and track company property issued to employees
• Ability to add custom fields to track additional employee related information
HR Compliance and Reporting	• Interactive employee organizational chart
• Family Medical Leave Act (FMLA) tracking
• Equal Employment Opportunity (EEO) reporting
• Occupational Safety & Health Administration (OSHA) tracking
• Consolidated Omnibus Budget Reconciliation Act (COBRA) tracking
• VETS 100/100A reporting
• Workers' compensation tracking and reporting
• I-9 verification

  Paylocity Impressions

        Paylocity Impressions is our advanced social media feature designed to integrate peer-to-peer collaboration and recognition into our solution, giving employees the ability to recognize each other and provide immediate feedback through virtually any device having Internet access. Paylocity Impressions helps to provide timely, meaningful recognition and promotes repeat positive behaviors among employees. Administrators have the ability to give their employees the option to post their accomplishments on their employee profiles to share with co-workers and other members of the organization. Employees can also be given the option to self-manage their profiles as well as update images and link to social sites such as LinkedIn, Twitter and Facebook. We believe that this functionality delivers a unique and modern solution to managing employee recognition programs.

  Performance Management

        Performance Management is designed to bring ease and convenience to the employee performance appraisal process and to give employees the opportunity to participate in their performance review and be more engaged in their professional development. Employee reviews and appraisals throughout the organization are stored and analyzed in a single system. Key features of Performance Management include:

Feature	Functionality
Reviews	• Provides the ability for employees and managers to complete online reviews, add comments and sign off on completed reviews
• Includes automated workflow at each step of the review process with ability for HR administrators to review and provide feedback prior to final approval
360° Feedback	• Provides the ability to access feedback from employees across the organization to receive input on employee performance and accomplishments
• Enables year-round or point-in-time 360° feedback
Goals Management	• Manages employee goals and appraisals in a single place to reduce the time required to navigate between screens
• Allows specific goals to be displayed on the performance review for increased employee focus and development
• Assigns goals specific to employees based on skill level and other factors
Self-Service Set-Up	• Provides the ability to determine and control key success factors
• Provides the ability to create review forms and set review notification date reminders

  Self-Service HR Portals

        Self-Service HR Portals are designed to extend our solutions' functionality by giving employees and managers secure and real-time access to critical payroll and HR information. Self-Service HR Portals help to improve communication within clients' organizations with such tasks as reviewing time-off requests, scheduling and benefits enrollment. Self-Service HR Portals also provide the ability to post and manage company news items, add reminders, create custom web pages, view organizational charts and download videos.

Feature	Functionality
Employee Self-Service Portal	• Full online and mobile access through virtually any device having Internet access to individual payroll, HR and benefits information
• Provides the ability for administrators to communicate company news, policy changes, such as handbook revisions, and to post documents, create custom web pages to communicate with employees
• Administrators can configure portal to link to third-party websites or embed videos

•

Allows employees to independently take actions such as clock in and out, make direct deposit changes, email check information, access tax forms, request time off, view time-off balances, access the company directory, manage contact information

Manager Self-Service Portal	• Improves communication among managers and HR and payroll and finance departments
• Provides a single view for managers where they can approve employee changes and requests, manage outstanding tasks and easily access employee information
• A workflow engine allows managers to initiate pay rate changes and automatically route changes for approval to various levels of the organization
• Allows managers to assign supervisors to both direct and indirect reports

  Paylocity Web Time

        Paylocity Web Time is a time and attendance solution designed to automate manual processes, improve productivity and help organizations control labor costs. Paylocity Web Time handles such tasks as managing schedules, tracking time and attendance, including overtime, rounding rules, payroll policies, labor allocation and time-off accruals. Paylocity Web Time also notes exceptions such as tardiness, absenteeism and misuse of break or meal periods. Paylocity Web Time is fully integrated with Paylocity Web Pay giving supervisors and employees a single point of entry into the system and automatic set-up of employee records and policies. Paylocity Web Time also provides the ability to select from a wide variety of biometric and bar code hardware options to track employees' time. We believe this integration helps organizations reduce redundant processes, improve data accuracy, reduce leave liability and improve tracking capabilities.

  Paylocity Web Benefits

        Paylocity Web Benefits is a benefit management solution that integrates with insurance carrier systems to provide automated administrative processes and allows users to choose benefit elections and make life event changes online, summarize benefit elections and perform other similar benefit-related tasks. Paylocity Web Benefits also enables premium reconciliation, management of voluntary benefits and advanced reporting.

Implementation and Client Services

        Delivering our clients a positive experience is an essential element of our ability to sell our solutions and retain our clients. We provide our clients with a single point-of-contact supplemented by teams with deep technical and subject matter expertise. The single point of contact allows our account managers to better understand our clients' needs, which we believe strengthens our client relationships.

  Implementation and Training Services

        Our clients are medium-sized organizations that are typically migrating to our platform from a competitive solution or are adopting an online payroll and HCM solution for the first time. These organizations often have limited internal resources and generally rely on us to implement our solutions.

        We typically implement our Paylocity Web Pay product within only three to four weeks, and any additional products thereafter, as requested by the client. Each client is guided through the implementation process by an implementation consultant who serves as a single point-of-contact for all implementation matters. We believe our ability to rapidly implement our solutions is principally due to the combination of our emphasis on engagement with the client, our standardized methodology, our cloud-based architecture and our highly-configurable, easy-to-use products.

        We offer our clients the opportunity to participate in formal training designed to increase their ability to further utilize the functionality of our products within their organizations. Our training courses are designed to enable selected employees of our clients to develop expertise in our solutions and act as a first-level support resource for their colleagues.

        In order to ensure client satisfaction, a team of client service representatives conducts a comprehensive audit of a client's account after the client has completed the implementation process. Thereafter, the client is transitioned to our client service team.

  Client Service

        Our client service model is designed to serve the needs of medium-sized organizations and to build loyalty by developing strong relationships with our clients. We strive to achieve high revenue retention, in part, by delivering high-quality service. Our revenue retention was greater than 92% in each of fiscal 2011, 2012 and 2013.

        Each client is assigned an account manager who serves as the central point-of-contact for any questions or support needs. We believe this approach enhances our client service by providing each client with a single person who understands the client's business, responds quickly and is accountable for the client experience. Our account managers are supplemented by teams with deep technical and subject matter expertise who help to expediently and effectively address client needs. We also proactively solicit client feedback through ongoing surveys from which we receive actionable feedback that we use to enhance our client service processes.

  Tax and Regulatory Services

        Our software contains a rules engine designed to make accurate tax calculations that is continually updated to support all pertinent legislative changes across all U.S. jurisdictions. Our tax filing service provides a variety of solutions to our clients including processing payroll tax deposits, preparing and filing quarterly and annual tax returns and amendments and resolving client tax notices.

Clients

        As of June 30, 2013, we provided our solutions to approximately 6,850 clients in all U.S. states. Although many clients have multiple divisions, segments or locations, we only count such clients once for these purposes.

        Our clients include for-profit and non-profit organizations across industries including business services, financial services, healthcare, manufacturing, restaurants, retail, technology and others. For each of the three years ended June 30, 2011, 2012 and 2013, no client accounted for more than 1% of our revenues.

Case Studies

  Rapid Manufacturing

        Rapid Manufacturing, headquartered in Anaheim, California, is a global electronics manufacturing company with approximately 180 employees that specializes in electronic custom-designed wire and cable harnesses. When evaluating its payroll and HCM needs, Rapid sought to better leverage the limited resources within its HR and finance departments, while at the same time improving access to real-time data for executive decision-making.

        A primary driver in Rapid's decision to select Paylocity was the fact that our solutions were optimized for medium-sized organizations and could grow with Rapid's needs. Rapid's HR and finance departments discovered that our advanced reporting and analytics applications, such as point-in-time reporting to analyze year-over-year headcount, location or rate changes, significantly enhanced their ability to drive strategic decisions. In addition, the flexibility to access historical data in the cloud, combined with our powerful cross-year reporting features, greatly facilitated Rapid's preparation for regulatory tasks such as 401(k) and workers' compensation audits. By integrating Rapid's general ledger accounting data into our solutions, we were able to decrease Rapid's processing times such that tasks previously requiring multiple hours could now be accomplished within seconds.

  Cantoni

        Cantoni, headquartered in Dallas, Texas, is a full service interior design provider that offers innovative modern home furnishings. Cantoni has approximately 133 employees in multiple locations across the country. Before switching to Paylocity, Cantoni's existing payroll and HCM solutions required significant manual intervention to meet the company's everyday needs. Cantoni sought a solution that would help eliminate paper-intensive processes, automate manual tasks and create a unified experience across payroll, HR and time and labor.

        Cantoni selected our cloud-based solutions based on the intuitive user interface and robust capabilities, along with our unified implementation and client service model. Cantoni reported that our platform significantly enhanced ease of use and enabled access in a single system to critical information that had previously been stored across multiple systems. Our solution's configurable templates and checklists seamlessly aligned with Cantoni's internal processes, saving Cantoni's team significant time and improving the accuracy of its employee records. Cantoni and its employees realized additional time savings and reductions in errors by integrating their 401(k) data with our large network of integration partners. As a result of the benefits of our platform, Cantoni and its employees can now focus more on Cantoni's core business.

  Lutco

        Lutco, headquartered in Worcester, Massachusetts, is a global supplier of quality semi-precision bearings, metal stampings and housed bearing assemblies and has approximately 150 employees.

Recognizing that its existing payroll and HCM solution, offered by a regional service provider, did not provide the breadth of functionalities needed to operate efficiently, Lutco conducted an evaluation of available solutions with the goal of finding a flexible and configurable solution. Lutco also sought to minimize potential disruptions to critical payroll and HR processes from switching providers.

        After comprehensive testing of our platform, Lutco found that our solutions provided a modern user interface with features found on major consumer Internet sites, decreasing the need for end user training. Having selected Paylocity, our platform was implemented with minimal impact on existing workflows. After Lutco ran its first payroll on our platform, Lutco recognized that the blackout periods that limited access to employee data after payroll processing were a system requirement of its previous provider that was no longer required, shortening from days to minutes the time needed by Lutco to respond to broker requests for critical census information.

  INSP

        INSP, headquartered in Charlotte, North Carolina, is a cable network provider that specializes in high quality television programs. As INSP grew beyond 250 employees, it performed a complete evaluation of its payroll and HCM needs. INSP sought a comprehensive payroll and HCM solution with a unified database that could be accessed remotely by administrators, managers and employees.

        INSP chose Paylocity due to the powerful and easy-to-use features of our solutions. Our cloud-based self-service HR portals enabled INSP's managers and employees to easily interact with each other from anywhere in the country through mobile devices. These and other benefits of our platform improved INSP's manager productivity, increased employee satisfaction and enabled INSP to accelerate its cultural transformation.

Sales and Marketing

        We market and sell our products and services primarily through our direct sales force. Our direct sales force includes sales representatives who have defined geographic territories throughout the U.S. We seek to hire experienced sales representatives wherever they are located, and believe we have room to grow the number of sales representatives in each of our territories. In addition, we have contractual arrangements with third-party resellers who also sell subscriptions to our payroll and HCM solutions.

        The sales cycle begins with a sales lead generated by the sales representative through our third-party referral network, a client referral, our telemarketing team, our external website, e-mail marketing or territory-based activities. Through one or more on-site visits, phone-based sales calls, or web demonstrations, sales representatives perform in-depth analysis of prospective clients' needs and demonstrate our solutions. We employ sophisticated software to track, classify and manage our sales representatives' pipeline of potential clients. We support our sales force with a marketing program that includes seminars and webinars, email marketing, social media marketing, broker events and web marketing.

Referral Network

        As a core element of our business strategy, we have developed a referral network of third-party service providers, including 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, that recommend our solutions and provide referrals. Our referral network has become an increasingly important component of our sales process, and in fiscal 2013, approximately 25% of our new client revenue originated by referrals from participants in our referral network.

        We believe participants in our referral network refer potential clients to us because we do not provide services that compete with their own and because we offer third parties the ability to integrate their systems with our platform. Unlike other payroll and HCM solution providers who also provide retirement plans, health insurance and other products and services competitive with the offerings of the participants in our referral network, we focus only on our core business of providing cloud-based payroll and HCM solutions. In some cases we have formalized relationships in which we are a recommended vendor of these participants. In other cases, our relationships are informal. We typically do not compensate these participants for referrals.

Partner Ecosystem

        We have developed a partner ecosystem of third-party systems, such as 401(k), benefits and insurance provider systems, with whom we provide automated data integration for our clients. These third-party providers require certain financial information from their clients in order to efficiently provide their respective services. After securing authorization from the client, we exchange payroll data with these providers. In turn, these third-party providers supply data to us, which allows us to deliver comprehensive benefit management services to our clients. We believe our ability to integrate our systems with those of these partners adds value to our mutual clients and to our partners.

        We have also developed our solutions to integrate with a variety of other systems used by our clients, such as accounting, point of sale, banking, expense management, recruiting, background screening and skills assessment solutions. We believe our clients benefit from an integrated and seamless solution.

Technology

        We offer our solutions on a cloud-based platform that leverages a unified database architecture and a common code base that we organically developed. Clients do not need to install our software in their data centers and can access our solutions through any mobile device or web browser with Internet access.

  •
  Multi-Tenant Architecture.  Our software solutions were designed with a multi-tenant architecture. This architecture gives us an advantage over many disparate traditional systems which are less flexible and require longer and more costly development and upgrade cycles.

  •
  Mobile Focused.  We employ mobile-centric principles in our solution design and development. We believe that the increasing mobility of employees heightens the importance of access to our solutions through mobile devices, including smart phones and tablets. Our mobile experience provides our clients and their employees with access to our solutions through virtually any device having Internet access. We bring the flexibility of a secure, cloud-based solution to users without the need to access a traditional desktop or laptop computer.

  •
  Security.  We maintain comprehensive security programs designed to ensure the security and integrity of client and employee data, protect against security threats or data breaches and prevent unauthorized access. We regulate and limit all access to servers and networks at our data centers. Our systems are monitored for irregular or suspicious activity, and we have dedicated internal staff perform security assessments for each release. Our systems undergo regular penetration testing and source code reviews by an independent third-party security firm.

        We host our solutions at our primary data center at our corporate headquarters in Arlington Heights, Illinois. We utilize a secondary data center through a third-party in Kenosha, Wisconsin for backup and disaster recovery. We supply the hardware infrastructure and are responsible for the ongoing maintenance of our equipment at both data center locations.

Competition

        The market for payroll and HCM solutions is fragmented, highly competitive and rapidly changing. Our competitors vary for each of our solutions and include enterprise-focused software providers, such as Ultimate Software Group, Inc., Workday, Inc., SAP AG, Oracle Corporation and Ceridian Corporation; payroll service providers, such as Automatic Data Processing, Inc., Paychex, Inc. and other regional providers; and HCM point solutions providers, such as Cornerstone OnDemand, Inc.

        We believe the principal competitive factors on which we compete in our market include the following:

  •
  Focus on medium-sized organizations;

  •
  Breadth and depth of product functionality;

  •
  Configurability and ease of use of our solutions;

  •
  Modern, intuitive user experience;

  •
  Benefits of a cloud-based technology platform;

  •
  Ability to innovate and respond to client needs rapidly;

  •
  Domain expertise in payroll and HCM;

  •
  Quality of implementation and client service;

  •
  Ease of implementation;

  •
  Real-time web-based payroll processing; and

  •
  Integration with a wide variety of third-party applications and systems.

        We believe that we compete favorably on these factors within the medium-sized organization market. We believe our ability to remain competitive will largely depend on the success of our continued investment in sales and marketing, research and development and implementation and client services.

Research and Development

        We invest heavily in research and development to continuously introduce new applications, technologies, features and functionality. We are organized in small product-centric teams that utilize an agile development methodology. We focus our efforts on developing new applications and core technologies and on further enhancing the usability, functionality, reliability, performance and flexibility of existing applications.

        Research and development costs, including research and development costs that were capitalized, were approximately $4.3 million, $5.5 million and $8.8 million for the years ended June 30, 2011, 2012 and 2013, respectively, and approximately $3.0 million for the three months ended September 30, 2013. Our research and development personnel are principally located at our headquarters, although we seek to hire highly experienced personnel wherever they are located.

Intellectual Property

        Our success is dependent, in part, on our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections to establish and protect our intellectual property rights. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. Although we rely on laws respecting intellectual property rights, including trade secret, copyright and trademark laws, as well as contractual protections to establish and protect our intellectual property rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

        Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to misappropriate our rights or to copy or obtain and use our proprietary technology to develop applications with the same functionality as our applications. Policing unauthorized use of our technology and intellectual property rights is very difficult.

        We expect that providers of payroll and HCM solutions such as ours may be subject to third-party infringement claims as the market and the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these or other third parties might make a claim of infringement against us at any time.

Properties

        As of September 30, 2013, our corporate headquarters occupied approximately 70,000 square feet in Arlington Heights, Illinois under a lease expiring in April 2019. As of September 30, 2013, we also leased facilities in New York, New York, Lake Mary, Florida and Oakland, California.

Employees

        As of September 30, 2013, we had approximately 742 full-time employees, of which 303 were in client services and operations, 145 were in client implementation, 103 were in research and development, 126 were in sales and marketing and 65 were in general and administrative. None of our employees is represented by a union or is party to a collective bargaining agreement, and we have not experienced any work stoppages. We believe we have good relations with our employees and that our culture benefits our clients and supports our growth. Our management team is committed to maintaining and improving our culture even as we grow rapidly. We were recognized by the Best Companies Group on the list of "Best Places to Work In Illinois" in each of 2011, 2012 and 2013.

Legal Proceedings

        From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or taken together have a material adverse effect on our business, financial condition or liquidity.

 MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages as of September 30, 2013.

Name	Age	Position
Executive Officers
Steven R. Beauchamp(3)	41	President, Chief Executive Officer and Director
Steven I. Sarowitz(2)(3)	47	Executive Chairman and Director
Peter J. McGrail	54	Chief Financial Officer
Michael R. Haske	41	Senior Vice President of Sales & Marketing
Edward W. Gaty	40	Senior Vice President of Product Development
Jenifer L. Page	41	Senior Vice President of Operations
Non-Management Directors
Jeffrey T. Diehl(1)(2)(3)	43	Director
Mark H. Mishler(1)(2)	55	Director
Ronald V. Waters, III(1)	61	Director

(1)
Member of Audit Committee
(2)
Member of Compensation Committee
(3)
Member of Nominating and Corporate Governance Committee

Executive Officers

        Steven R. Beauchamp is our President and Chief Executive Officer and a Director. Prior to joining Paylocity in 2007, Mr. Beauchamp was employed by Paychex, Inc., from September 2002 to August 2007 and served as VP of Product Management and as a Corporate Officer. Mr. Beauchamp also served as Vice President of Payroll Operations for Advantage Payroll Services, Inc. from August 2001 to September 2002 after Advantage Payroll acquired Payroll Central where he served as President from May 1999 to August 2001. Mr. Beauchamp also spent three years in operations management with ADP Canada from May 1995 to April 1998. Mr. Beauchamp holds a B.B.A. from Wilfrid Laurier University and an M.B.A. from Queen's University. Mr. Beauchamp brings to our board of directors over 15 years of experience in management positions in payroll services companies, and his experience and familiarity with our business as our President and Chief Executive Officer.

        Steven I. Sarowitz founded Paylocity in 1997 and is our Executive Chairman and a Director. Prior to founding Paylocity, Mr. Sarowitz worked at Robert F. White, a Chicago-based independent payroll service firm. He later was an executive at three privately-held payroll companies. Mr. Sarowitz formerly served as President of the Independent Payroll Providers Association. Mr. Sarowitz holds a B.A. in Economics from the University of Illinois at Urbana. Mr. Sarowitz brings to our board of directors extensive executive leadership and operational experience in payroll services companies, and his experience and familiarity with our business as the founder and Executive Chairman.

        Peter J. McGrail is our Chief Financial Officer. Prior to joining Paylocity in 2010, Mr. McGrail served from 2007 to 2009 as Chief Financial Officer of FetchDog, a pet accessory catalog and Internet sales company. Mr. McGrail also served previously as Chief Financial Officer for two payroll services companies: Advantage Payroll Services, Inc. from 1999 to 2003 and CompuPay, Inc. from

2005 to 2007. Mr. McGrail also spent seven years at the Boston office of KPMG Peat Marwick, now KPMG, where he was an audit manager and attained his CPA designation. Mr. McGrail holds a Master's Degree in Accounting from Bentley University and a B.A. in Economics from Colgate University.

        Michael R. Haske is our Senior Vice President of Sales & Marketing. Prior to joining Paylocity in 2007, Mr. Haske held several roles at Paychex, Inc., including Director of Marketing and Business Development and Regional Manager. Prior to joining Paychex, Inc., Mr. Haske held multiple roles with Automatic Data Processing, Inc., including Sales Manager & Corporate Sales Trainer. Mr. Haske earned his B.A. degree in Marketing and Finance from the University of Michigan. He also earned an M.B.A. in Marketing from Cardean/Ellis NYIT.

        Edward W. Gaty is our Senior Vice President of Product Development. Prior to joining Paylocity in July 2013, Mr. Gaty held several positions at Hewitt Associates and Aon Hewitt, a human resources consulting firm, from 1995 to 2013, including Chief Information Officer, Benefits Administration and Chief Technology Officer, Benefits Administration. Mr. Gaty holds a B.A. in Economics & Business Administration from Kalamazoo College and an M.S. in Information Technology from Northwestern University.

        Jenifer L. Page is our Senior Vice President of Operations. Ms. Page has held several positions at our company since joining Paylocity as one of our earliest employees in 1998. Ms. Page began her career with us as a client service representative, has risen through the ranks and has held various leadership positions in client service and operations. She was named our Vice President of Client Services in 2003 and our Senior Vice President of Operations in 2011. Ms. Page attended DePaul University where she studied organizational leadership.

Non-Management Directors

        Jeffrey T. Diehl has served as a Director since May 2008. Mr. Diehl is currently a Partner at Adams Street Partners, a global private equity investment management firm. Prior to joining Adams Street Partners in 2000, Mr. Diehl worked at Brinson Partners/UBS Global Asset Management and The Parthenon Group. Mr. Diehl serves as a director of various private companies. Mr. Diehl holds a B.S. from Cornell University and an M.B.A. from Harvard University. Mr. Diehl brings to our board of directors years of experience as an advisor to a wide range of technology companies, including companies in the software, IT-enabled business services and consumer Internet/media sectors. Mr. Diehl's experience with the growth and development of technology companies provides our board of directors with a unique perspective on our long-term strategy.

        Mark H. Mishler has served as a Director since November 2013. Since 2011, Mr. Mishler has served as the President and Chief Executive Officer and as a Director of Interstate National Corporation. From 2002 to 2010, Mr. Mishler served as President, Chief Operating Officer and as a Director of The Warranty Group. Mr. Mishler holds a B.S. in Accounting from Robert Morris University. Mr. Mishler is a retired officer of the United States Army. Mr. Mishler brings to our board of directors 30 years of business experience in positions such as controller, chief financial officer, chief operating officer and chief executive officer. In addition, Mr. Mishler has served as a director on numerous boards. Mr. Mishler has significant finance experience derived primarily from his previous service as a controller and chief financial officer.

        Ronald V. Waters, III has served as a Director since November 2013. Mr. Waters has been an independent business consultant since May 2010. From 2009 to May 2010, he was a Director and the President and Chief Executive Officer of LoJack Corporation, or LoJack, a worldwide marketer of wireless tracking and recovery systems for valuable mobile assets, and, from 2007 to 2008, he was a Director and the President and Chief Operating Officer of LoJack. He is a director of Fortune Brands Home & Security, Inc., a home and security products company, Chiquita Brands

International, Inc., an international marketer and distributor of food products, and HNI Corp., a manufacturer of office furniture and a manufacturer and marketer of gas- and wood-burning fireplaces. From 2006 to 2007, Mr. Waters served as a director of Sabre Holdings Corporation. Mr. Waters brings to our board of directors leadership experience through his former role as Chief Executive Officer of LoJack and significant finance expertise derived primarily from his current service on the audit committee of two other public companies and previous roles as a director and Chief Operating Officer at a public company, Chief Financial Officer at Wm. Wrigley Jr. Company, Controller at The Gillette Company and partner of a large public accounting firm. Mr. Waters also brings to the our board of directors international, legal and information technology expertise derived primarily from his service in various roles at several large public companies.

Election of Officers

        Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

        Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of five members. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Director Independence

        Our common stock will be listed on                      . The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors, and each member of a listed company's audit, compensation and nominating and corporate governance committees, be independent within specified periods following the closing of an initial public offering. Our board of directors has determined that the following non-employee directors do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of                          : Jeffrey T. Diehl, Mark H. Mishler and Ronald V. Waters, III.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

        In November 2013, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that none of Messrs. Diehl, Mishler or Waters, representing three of our five directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under                          rules. Our board of directors also determined that Mr. Waters, who serves on our audit committee, Mr. Mishler, who serves on our audit committee and compensation committee, and Mr. Diehl, who serves our audit committee, compensation committee and nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC and rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Role of the Board in Risk Oversight

        One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us.

Board Committees

        Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of these committees will have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

        Our audit committee is comprised of Messrs. Waters, Diehl and Mishler. Mr. Waters is the chairman of our audit committee. Each of Messrs. Waters, Diehl and Mishler satisfies the independence requirements of Rule 10A-3. Mr. Waters is an audit committee financial expert, as that term is defined under SEC rules, and possesses financial sophistication as defined under the rules of                          . The designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

  •
  Selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

  •
  Ensuring the independence of the independent registered public accounting firm;

  •
  Discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

  •
  Establishing procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

  •
  Considering the adequacy of our internal controls and internal audit function;

  •
  Reviewing material related party transactions or those that require disclosure; and

  •
  Approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

        Upon the completion of this offering, the composition of our audit committee will comply with all applicable requirements of the SEC and the listing requirements of               and all members of our audit committee will be independent directors.

        Prior to the completion of this offering, our board of directors will adopt an audit committee charter to be effective upon the completion of this offering. We believe that the composition of our audit committee, and our audit committee's charter and functioning, will comply with the applicable requirements of                  and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

        Our compensation committee is comprised of Messrs. Mishler, Diehl and Sarowitz. Mr. Mishler is the chairman of our compensation committee. Each of Messrs. Mishler and Diehl is independent under the applicable requirements of                      and SEC rules and regulations, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1984, as amended. Our compensation committee is responsible for, among other things:

  •
  Reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

  •
  Reviewing and recommending to our board of directors the compensation of our directors;

  •
  Reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

  •
  Administering our stock and equity incentive plans;

  •
  Reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

  •
  Reviewing our overall compensation philosophy.

        Upon the completion of this offering, the composition of our compensation committee will comply with all applicable requirements of the SEC and the listing requirements of              , and after the phase in period under the applicable requirements of the SEC and the listing requirements of             , upon which we intend to rely, all members of our compensation committee will be independent directors.

        Prior to the completion of this offering, our board of directors will adopt a compensation committee charter to be effective upon the completion of this offering. We believe that the composition of our compensation committee, and our compensation committee's charter and functioning, will comply with the applicable requirements of             and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee is comprised of Messrs. Sarowitz, Beauchamp and Diehl. Mr. Sarowitz is the chairman of our nominating and corporate governance committee. Mr. Diehl is independent under the applicable requirements of                      and SEC

rules and regulations. Our nominating and corporate governance committee is responsible for, among other things:

  •
  Identifying and recommending candidates for membership on our board of directors;

  •
  Reviewing and recommending our corporate governance guidelines and policies;

  •
  Reviewing proposed waivers of the code of conduct for directors and executive officers;

  •
  Overseeing the process of evaluating the performance of our board of directors; and

  •
  Assisting our board of directors on corporate governance matters.

        Upon the completion of this offering, the composition of our nominating and corporate governance committee will comply with all applicable requirements of the SEC and the listing requirements of                      , and after the phase in period under the applicable requirements of the SEC and the listing requirements of                      , upon which we intend to rely, all members of our nominating and corporate governance committee will be independent directors.

        Prior to the completion of this offering, our board of directors will adopt a nominating and corporate governance committee charter to be effective upon the completion of this offering. We believe that the composition of our nominating and corporate governance committee, and our nominating and corporate governance committee's charter and functioning, will comply with the applicable requirements of                      and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended June 30, 2013.

Code of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that will apply to all of our employees, officers and directors. The full text of our code of conduct will be posted on the Investor Relations section of our website upon completion of this offering. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table presents compensation information for fiscal 2013 paid to or accrued for our principal executive officer and our two other most highly compensated persons serving as executive officers as of the end of fiscal 2013. We refer to these executive officers as our "named executive officers" for fiscal 2013.

Name	Year	Salary ($)	Option Awards ($)(1)	Bonuses ($)(2)		All Other Compensation ($)(4)	Total ($)
Steven R. Beauchamp, President and Chief Executive Officer	2013	421,531	607,500	25,113		8,844	1,062,988
Steven I. Sarowitz, Executive Chairman	2013	304,887	—	100,117		6,389	411,393
Michael R. Haske, Senior Vice President of Sales & Marketing	2013	254,147	364,500	175,506	(3)	15,108	809,261

(1)
Amounts represent the aggregate grant date fair value of stock options granted during the year computed in accordance with FASB ASC Topic 718. Assumptions used in calculating these are described in Note 11 to our consolidated financial statements included elsewhere in this prospectus.
(2)
Includes annual bonus payouts determined by our compensation committee with management recommendations based on a holistic view of our performance.
(3)
Includes a bonus of up to 20% of base salary, as determined by our compensation committee based upon achievement of sales growth and productivity targets and a monthly bonus based on the prior month's commissionable sales by all sales personnel.
(4)
Consists of 401(k) matching contributions and phone and car allowances.

Outstanding Equity Awards at June 30, 2013

        The following table sets forth information regarding outstanding option and stock awards held by our named executive officers at June 30, 2013.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(1)		Market Value of Shares That Have Not Vested ($)(4)
Steven R. Beauchamp	—	750,000	(2)	$3.25	8/21/2022	—		—
Steven I. Sarowitz	—	—		—	—	—		—
Michael R. Haske	—	450,000	(2)	$3.25	8/21/2022	336,500	(3)

(1)
Shares of common stock.
(2)
This option grant vests as to 1/4 of the total option grant on August 21, 2013, and thereafter as to 1/4 of the total option grant yearly.

(3)
Represents shares of restricted common stock that will vest in full upon the first to occur of (i) our initial public offering or (ii) a change in control, subject to the grantee's continued service. These shares will vest in full upon the completion of this offering.
(4)
The market price of our common stock is based upon the assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus.

Employment Agreements

        The following is a summary of the employment agreements with our named executive officers as currently in effect.

        Steven R. Beauchamp is party to an amended and restated employment agreement with us effective December 21, 2008. Mr. Beauchamp's current annual base salary is $425,427 and such salary will be reviewed annually with a target increase of 5% per year based upon agreed upon financial objectives for each calendar year. The employment agreement also provides that we will make available to Mr. Beauchamp health, life and short-term disability insurance benefits and will provide him with membership in our retirement plan in accordance with and subject to the terms and conditions of the plan.

        Pursuant to his employment agreement, in the event Mr. Beauchamp's employment is terminated by us without cause as such term is defined in his employment agreement, we will be obligated to continue to pay him 100% of his then-current monthly base salary for 12 months following such termination. The severance benefits described above are contingent on Mr. Beauchamp executing a general release of claims.

        Steven I. Sarowitz is party to an employment agreement with us effective July 1, 2013. The employment agreement has a term of 24 months and automatically terminates at the end of the term. Mr. Sarowitz's current annual base salary is $275,000, representing a decrease of approximately $30,000 from fiscal 2013. Mr. Sarowitz is also eligible to participate in the fringe benefits and benefit plans maintained by us from time to time, subject to the terms and conditions of such plans.

        Pursuant to his employment agreement, in the event Mr. Sarowitz's employment is terminated by us without cause, as such term is defined in his employment agreement we will be obligated to pay him (i) 100% of his then-current monthly base salary for the remainder of the term of his employment agreement and (ii) to the extent Mr. Sarowitz participates in any of our group health plans immediately prior to the date of termination, a lump sum payment equal to the cost of monthly premiums for continued health insurance coverage under such plans for the remaining term of his employment agreement. The severance benefits described above are contingent on Mr. Sarowitz executing a general release of claims in our favor.

        Michael R. Haske is party to an amended and restated employment agreement with us effective May 14, 2008, as amended on December 4, 2013. This employment agreement provides for a one-year term, which automatically renews for a one year period on September 30 of each year unless either party provides the other party at least 30 days prior written notice of its intention not to renew the employment agreement prior to the expiration of the then current one-year term. Mr. Haske's current annual base salary is $257,992. Mr. Haske is also eligible to receive an annual bonus of up to 20% of his annual salary based upon the achievement of objectives established by us on a yearly basis relating to sales growth and productivity. Mr. Haske is further eligible to receive a monthly bonus based on the prior month's commissionable sales by all sales personnel. Mr. Haske is also eligible to participate in the benefit plans maintained by us from time to time. The employment agreement also provides that we will make available to Mr. Haske health, life and short-term disability insurance benefits and will provide him with membership in our retirement plan in accordance with and subject to the terms of and condition of such plan.

        Pursuant to his employment agreement, in the event Mr. Haske's employment is terminated (or the term of Mr. Haske's employment agreement is not renewed) by us without cause, as such term is defined in his employment agreement, we will be obligated to pay him 100% of his then-current monthly base salary for 12 months, following such termination, excluding any bonus payments. The severance benefits described above are contingent on Mr. Haske executing a general release of claims in our favor.

Director Compensation

        We have not historically paid any cash or equity compensation to our directors for their services as directors or as members of committees of our board of directors.

        On November 13, 2013, our board of directors adopted a cash compensation package for Messrs. Mishler and Waters. Messrs. Mishler and Waters are each entitled to receive a $20,000 annual retainer fee for service on our board of directors. Mr. Waters will receive an annual fee of $30,000 as compensation for his service as audit committee chairman. Mr. Mishler will receive an annual fee of $5,000 as compensation for his service on the audit committee and an annual fee of $10,000 as compensation for his service as compensation committee chairman. Prior to the completion of this offering, our board of directors may adopt an equity incentive package for our non-employee directors.

Limitations of Liability; Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Delaware law, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

  •
  For any breach of a duty of loyalty to us or our stockholders;

  •
  For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  For any transaction from which the director derived an improper benefit; or

  •
  For an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

        Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

        Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and authorize us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

        In addition, our amended and restated bylaws to be effective immediately prior to the completion of this offering provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws to be effective immediately prior to the completion of this offering may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in material claims for indemnification. We believe that our indemnity agreements and our amended and restated certificate of incorporation and bylaw provisions to be effective immediately prior to the completion of this offering are necessary to attract and retain qualified persons as directors and executive officers.

Indemnity Agreements

        We have entered into indemnity agreements with each of our directors and certain of our executive officers. These agreements, among other things, require us to indemnify each such director and officer to the fullest extent permitted by Delaware law and our amended and restated certificate of incorporation and bylaws to be effective immediately prior to the completion of this offering for expenses such as, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors' and officers' liability insurance.

Benefit Plans

  2008 Equity Incentive Plan

        Our 2008 Equity Incentive Plan, as amended, was adopted by our board of directors and approved by our stockholders on May 13, 2008, and was most recently amended in June 2012. Our 2008 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock awards (both restricted and unrestricted) and restricted stock unit awards to our employees, directors, consultants and independent contractors. As of September 30, 2013, options to purchase 3,563,587 shares of our common stock were outstanding and 443,770 shares of our common stock were reserved for future grant under this plan. As of September 30, 2013, in addition to incentive stock options and nonqualified stock options, we have issued 403,800 shares of restricted common stock under this plan.

        We will not grant any additional awards under our 2008 Equity Incentive Plan following the completion of this offering. Instead, we will grant equity awards under our 2013 Equity Incentive Plan which will be effective immediately prior to the closing of this offering. However, our 2008

Equity Incentive Plan will continue to govern the terms and conditions of all outstanding equity awards granted under the 2008 Equity Incentive Plan.

        The standard form of option agreement under the 2008 Equity Incentive Plan provides that options will vest 25% on the first anniversary of the vesting commencement date, with the remainder vesting in equal annual installments over the next three years, subject to continued service through each applicable vesting date. Under our 2008 Equity Incentive Plan, our board of directors has the authority to provide for accelerated vesting in connection with a change in control, as defined in the 2008 Equity Incentive Plan. In the event of a change in control, our board of directors may require the substitution of outstanding equity awards for similar rights in the acquiring entity. In the alternative, our board of directors may provide that all outstanding options be canceled in exchange for an amount per option share equal to the greater of (i) the highest per share price offered to the holders of our common stock in the change in control minus the exercise price per option share or (ii) the fair market value of a share of our common stock on the date of the change in control minus the exercise price per option share. In the case of outstanding shares of restricted stock or restricted stock units, our board of directors may provide that such shares or units be canceled in exchange for an amount per share or unit equal to the greater of (i) the highest per share price offered to the holders of our common stock in the change in control or (ii) the fair market value of a share of our common stock on the date of the change in control.

        Our 2008 Equity Incentive Plan provides that our board of directors, or its designated committee, will equitably and proportionally adjust or substitute outstanding awards upon certain events, including, without limitation, changes in our capitalization through stock splits, recapitalizations, mergers or consolidations. The standard form of option agreement under our 2008 Equity Incentive Plan provides that the participants will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of our stock or any rights to acquire our stock for such period of time from and after the effective date of this registration statement as may be established by the underwriter of our initial public offering.

  2013 Equity Incentive Plan

        Our 2013 Equity Incentive Plan was approved by our board of directors and our stockholders on                  and will be effective immediately prior to the closing of this offering. It is intended to make available incentives that will assist us to attract, retain and motivate employees (including officers), consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units and other cash-based or stock-based awards.

        A total of                  shares of our common stock will be initially authorized and reserved for issuance under the 2013 Equity Incentive Plan.

        Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2013 Equity Incentive Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2013 Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations; the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2013 Equity Incentive Plan.

        The 2013 Equity Incentive Plan will be generally administered by the compensation committee of our board of directors. Subject to the provisions of the 2013 Equity Incentive Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The compensation committee will have the authority to construe and interpret the terms of the 2013 Equity Incentive Plan and awards granted under it. The 2013 Equity Incentive Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2013 Equity Incentive Plan.

        The 2013 Equity Incentive Plan will authorize the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment.

        Awards may be granted under the 2013 Equity Incentive Plan to our employees, (including officers), directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

  •
  Stock options.  We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

  •
  Stock appreciation rights.  A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash, except that a stock appreciation right granted in tandem with a related option is payable only in stock.

  •
  Restricted stock.  The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

  •
  Restricted stock units.  Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price (unless required under applicable state corporate laws), subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

  •
  Performance shares and performance units.  Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights denominated in shares of our common stock, while performance unit awards are rights denominated in dollars. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2013 Equity Incentive Plan, such as net revenues, gross margin, net income or total stockholder return. To the extent earned, performance share and unit awards may be settled in cash or in shares of our common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

  •
  Cash-based awards and other stock-based awards.  The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. The holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant equivalent dividend rights with respect to other stock-based awards.

        The 2013 Equity Incentive Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the 2013 Equity Incentive Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

  401(k) Plan

        We maintain a 401(k) plan with a safe harbor matching provision that covers all eligible employees. We match 50% of the employees' contributions up to 6% of their gross pay. Contributions were approximately $332,000, $514,000 and $720,000 for the years ended June 30, 2011, 2012 and 2013, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since June 30, 2010, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required in the sections titled "Management" and "Executive Compensation" and the transactions described below.

Series B Preferred Stock Financing

        In June 2012, Paylocity Corporation issued 8,399,899 shares of Series B preferred stock to a total of eight accredited investors at a price of $3.2481 per share or an aggregate purchase price of $27,283,712. Each share of our Series B preferred stock will convert automatically into one share of common stock upon the completion of this offering. The following table summarizes the Series B preferred stock purchased by members of our board of directors and persons who hold more than 5% of any class of our voting securities.

Purchaser	Shares of Series B Preferred Stock	Aggregate Purchase Price
Entities affiliated with Adams Street Partners(1)	8,399,899	$27,283,712

(1)
Consists of shares purchased by Adams Street 2006 Direct Fund, L.P., Adams Street 2007 Direct Fund, L.P., a holder of more than 5% of a class of our voting securities, Adams Street 2008 Direct Fund, L.P., a holder of more than 5% of a class of our voting securities, Adams Street 2009 Direct Fund, L.P., Adams Street 2010 Direct Fund, L.P., Adams Street 2011 Direct Fund LP, Adams Street 2012 Direct Fund LP and Adams Street Co-Investment Fund II, L.P. Jeffrey T. Diehl, an affiliate of Adams Street Partners, is a member of our board of directors.

Common Stock Redemption

        In June 2012, we used the proceeds of the Series B preferred stock financing to redeem shares of common stock from certain of our stockholders. At the time of redemption transaction, the stockholders listed below were members of Paylocity Management Holdings, LLC, formerly our controlling stockholder. The stockholders listed below redeemed certain of their equity interests in Paylocity Management Holdings, LLC in exchange for shares of our common stock, which were subsequently redeemed by us, as set forth below.

        The following table summarizes the shares of common stock redeemed from members of our board of directors, our executive officers and persons who hold more than 5% of any class of our voting securities and affiliates of such persons.

Name of Stockholder	Shares of Common Stock	Total Redemption Price
Steven I. Sarowitz	6,773,191	$22,000,002
Steven R. Beauchamp	800,468	2,600,000
Michael R. Haske	385,000	1,250,519
Jenifer L. Page	197,722	642,221
Peter J. McGrail	74,198	241,003

Total	8,230,579	$26,733,745

Common Stock Purchase

        In December 2010, Steven I. Sarowitz sold 1,689,050 shares of Paylocity Corporation common stock to certain of our existing stockholders in exchange for gross proceeds of $2,499,794. Mr. Sarowitz redeemed certain of his equity interests in Paylocity Management Holdings, LLC in exchange for shares of Paylocity Corporation common stock, which were subsequently sold. The table below summarizes these sales.

Purchaser	Shares of Common Stock	Aggregate Purchase Price
Entities affiliated with Adams Street Partners(1)	1,689,050	$2,499,794

(1)
Consists of shares purchased by Adams Street 2006 Direct Fund, L.P., Adams Street 2007 Direct Fund, L.P., a holder of more than 5% of a class of our voting securities and Adams Street 2008 Direct Fund, L.P., a holder of more than 5% of a class of our voting securities. Jeffrey T. Diehl, an affiliate of Adams Street Partners, is a member of our board of directors.

Equity Issued to Executive Officers and Directors

        We have granted stock options to our executive officers and directors, as more fully described in "Executive Compensation—Summary Compensation Table."

Employment Agreements

        We have entered into employment agreements with certain of our executive officers that provide for salary, bonus and severance compensation. For more information regarding these employment agreements, see "Executive Compensation—Employment Agreements."

Indemnity Agreements

        We have entered into indemnity agreements with each of our directors and certain of our executive officers. These agreements, among other things, require us to indemnify each such director and officer to the fullest extent permitted by Delaware law and our amended and restated certificate of incorporation and bylaws to be effective immediately prior to the completion of this offering for expenses such as, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors' and officers' liability insurance.

Investor Rights Agreement

        We have entered into an amended and restated investors' rights agreement with certain of our stockholders, including entities affiliated with Adams Street Partners, Steven R. Beauchamp, Steven I. Sarowitz, Michael R. Haske and Jenifer L. Page. The amended and restated investors' rights agreement, as amended, among other things:

  •
  Grants such stockholders certain registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of our Series A preferred stock and Series B preferred stock;

  •
  Obligates us to deliver periodic financial statements to certain stockholders who are parties to the amended and restated investors' rights agreement, as amended, including entities affiliated with Adams Street Partners; and

  •
  Grants a preemptive right to participate in sales of our shares by us, subject to specified exceptions, to certain stockholders, including entities affiliated with Adams Street Partners, Steven R. Beauchamp and Michael R. Haske.

        For more information regarding the registration rights provided in this agreement, please refer to the section titled "Description of Capital Stock—Registration Rights." The provisions of this agreement related to preemptive rights will terminate upon completion of this offering. This summary discusses certain material provisions of the amended and restated investors' rights agreement and is qualified by the full text of the amended and restated investors' rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

        We have entered into an amended and restated voting agreement with certain of our stockholders, including entities affiliated with Adams Street Partners, Steven R. Beauchamp, Steven I. Sarowitz, Michael R. Haske and Jenifer L. Page. The amended and restated voting agreement provides, among other things:

  •
  For the voting of shares with respect to the constituency of the board of directors; and

  •
  For the voting of shares with respect to certain transactions approved by a majority of the holders of our outstanding preferred stock.

        This agreement will terminate upon completion of this offering. This is not a complete description of the amended and restated voting agreement and is qualified by the full text of the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

Right of First Refusal and Co-Sale Agreement

        We have entered into an amended and restated right of first refusal and co-sale agreement with certain of our stockholders, including entities affiliated with Adams Street Partners, Steven R. Beauchamp, Steven I. Sarowitz, Michael R. Haske and Jenifer L. Page. The amended and restated right of first refusal and co-sale agreement, among other things:

  •
  Grants us certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders; and

  •
  Grants certain of our investors certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders.

        This agreement will terminate upon completion of this offering. This is not a complete description of the amended and restated right of first refusal and co-sale agreement and is qualified by the full text of the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

Other Related Party Transactions

        We were party to an oral agreement with Elite Sales Generation, Inc., or Elite, a company owned by Steven I. Sarowitz, an executive officer, director and a holder of more than 5% of any class of our voting securities, pursuant to which Elite generated leads for our sales force. Elite was paid per lead generated. We paid Elite approximately $172,000 in fiscal 2011, $404,000 in fiscal

2012 and $893,000 in fiscal 2013. We terminated our oral agreement with Elite in October 2013 and, in connection therewith, we hired substantially all of the employees of Elite.

        We were party to two promissory notes, as borrower, each dated March 9, 2010, pursuant to which we borrowed $500,000 from Steven I. Sarowitz, an executive officer, director and a holder of more than 5% of any class of our voting securities, and $500,000 from Daniel L. Miller, a former officer and a current stockholder. These promissory notes bore interest at a rate of 8% per annum. We repaid each promissory note in full, together with approximately $131,000 in interest to each noteholder, in March 2013.

        We are party to a loan and security agreement with Commerce Bank & Trust Company. Steven I. Sarowitz, an executive officer, director and a holder of more than 5% of any class of our voting securities, is a guarantor of certain of our obligations under the loan and security agreement.

Policies and Procedures for Related Party Transactions

        As provided by our audit committee charter to be effective upon the closing of this offering, our audit committee must review and approve in advance any related party transaction. Pursuant to our Related Party Transactions Policy to be effective upon the consummation of the offering, all of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion. Prior to the creation of our current audit committee, our full board of directors reviewed related party transactions. Each of the related party transactions described above that was submitted to our board of directors was approved by disinterested members of our board of directors after disclosure of the interest of the related party in the transaction.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of November 30, 2013, subject to certain assumptions set forth in the footnote and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

  •
  Each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

  •
  Each of our named executive officers;

  •
  Each of our directors;

  •
  All of our directors and executive officers as a group; and

  •
  Each of the selling stockholders.

        Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and includes shares issuable upon exercise of options held by the person which may be exercised or converted within 60 days of November 30, 2013. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table possesses sole voting and investment power with respect to all shares of common stock beneficially owned by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of November 30, 2013, are deemed to be outstanding for calculating the number and percentage of outstanding shares of the person holding such options, but are not deemed to be outstanding for calculating the percentage ownership of any other person.

        Applicable percentage ownership in the following table is based on 66,286,248 shares of common stock outstanding as of November 30, 2013, assuming the conversion of our preferred stock into common stock, and             shares of common stock outstanding after completion of this offering.

        Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse. Unless otherwise noted below, the address of each person listed on the table is c/o 3850 N. Wilke Road, Arlington Heights, IL 60004.

Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full
Number of Shares to be Sold if Underwriters' Option is Exercised in Full
	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Number of Shares Offered
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% Stockholders:
Paylocity Management Holdings, LLC(1)
Entities affiliated with Adams Street Partners(2)
Named Executive Officers and Directors:
Jeffrey T. Diehl(2)
Steven I. Sarowitz(1)(3)
Steven R. Beauchamp(1)(4)
Michael R. Haske(1)(5)
Mark H. Mishler
Ronald V. Waters, III
All executive officers and directors as a group (9 persons)(6)

(1)
Shares held by Paylocity Management Holdings, LLC will be distributed to the members of Paylocity Management Holdings, LLC prior to this offering. The distribution will be in accordance with the terms of the Paylocity Management

  Holdings, LLC operating agreement. The members of Paylocity Management Holdings, LLC include Steven I. Sarowitz, our Executive Chairman and a director, Steven R. Beauchamp, our President and Chief Executive Officer and a director, Michael R. Haske, our Senior Vice President of Sales & Marketing and Jenifer L. Page our Senior Vice President of Operations, each of whom may be deemed to have shared voting and investment power over the shares.

(2)
Represents 3,791,364 shares held by Adams Street 2006 Direct Fund, L.P., or AS 2006, 4,281,494 shares held by Adams Street 2007 Direct Fund, L.P., or AS 2007, 6,122,952 shares held by Adams Street 2008 Direct Fund, L.P., or AS 2008, 1,269,196 shares held by Adams Street 2009 Direct Fund, L.P., or AS 2009, 720,972 shares held by Adams Street 2010 Direct Fund, L.P., or AS 2010, 579,228 shares held by Adams Street 2011 Direct Fund LP, or AS 2011, 581,291 shares held by Adams Street 2012 Direct Fund LP, or AS 2012 and 2,242,452 shares held by Adams Street Co-Investment Fund II, L.P., or AS CIF. The shares owned by AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2012 and AS CIF may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2012 and AS CIF. Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof) may be deemed to have shared voting and investment power over the shares. Adams Street Partners, LLC and Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David Welsh disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2012, AS CIF and ASP is One North Wacker Drive, Suite 2200, Chicago, Illinois 60606. Mr. Diehl is a member of our board of directors. For a discussion of our material relationships with AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2012, AS CIF, ASP and Mr. Diehl, see the section titled "Certain Relationships and Related Party Transactions."
(3)
Mr. Sarowitz is our Executive Chairman and is a director. For a discussion of our material relationships with Mr. Sarowitz, see the section entitled "Certain Relationships and Related Party Transactions."
(4)
Includes 187,500 shares issuable upon the exercise of options exercisable within 60 days of November 30, 2013. Mr. Beauchamp is our President and Chief Executive Officer and is a director. For a discussion of our material relationships with Mr. Beauchamp, see the section titled "Certain Relationships and Related Party Transactions."
(5)
Includes 336,500 shares of restricted stock that will vest in full upon the completion of this offering and 112,500 shares issuable upon the exercise of options exercisable within 60 days of November 30, 2013. Mr. Haske is our Senior Vice President of Sales & Marketing. For a discussion of our material relationships with Mr. Haske, see the section titled "Certain Relationships and Related Party Transactions."
(6)
Includes 976,229 shares issuable upon the exercise of options exercisable within 60 days of November 30, 2013.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and bylaws to be effective upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

        Immediately following the closing of this offering, our authorized capital stock will consist of shares of common stock, $0.001 par value, and             shares of undesignated preferred stock, $0.001 par value.

Common Stock

        As of September 30, 2013, there were 66,286,248 shares of common stock outstanding that were held of record by approximately 11 stockholders after giving effect to the conversion of our preferred stock into shares of common stock and the vesting of our restricted stock awards. There will be                  shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section titled "Dividend Policy." Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, all outstanding shares of our Series A preferred stock and Series B preferred stock will be automatically converted into shares of common stock. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to                  shares of preferred stock, in one or more series. Our board will determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

        We have entered into an amended and restated investor rights agreement dated as of June 29, 2012 with certain holders of our common and preferred stock. Subject to the terms of this agreement, holders of 19,588,949 shares (on an as converted to common stock basis) have full registration rights, which includes demand registration rights, piggyback registration rights, and short-form registration rights. Furthermore, holders of 46,293,499 shares of our common stock have piggyback registration rights, short-form registration rights and the right to join in demand registrations, but do not have the right to initiate a demand registration. The following description of the terms of the investor rights agreement is intended as a summary only and is qualified in its entirety by reference to the registration rights agreement filed as an exhibit to the registration statement, of which this prospectus forms a part.

        Each party to the investor rights agreement has agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days following the effective date of this offering.

  Demand Registration Rights

        Following this offering, subject to certain exceptions, the holders of not less than 50% of then outstanding registrable securities (on an as converted to common stock basis) with full registration rights may demand that we effect a registration under the Securities Act covering the public offering and sale of all or part of the registrable securities held by such stockholders. Upon such demand, we must provide written notice to all other holders of registrable securities, who may likewise demand that their registrable securities be included in such offering. We must use commercially reasonable efforts to effect the registration of the registrable securities that we have been requested to register, together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the piggyback registration rights described below. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. In addition, we are not obligated to effect a demand registration (i) prior to 180 days following the effective date of the registration statement pertaining to this offering, (ii) prior to 90 days following the filing date of a registration statement that does not relate to an initial public offering, (iii) if we have already effected two demand registrations that have been declared or ordered effective or (iv) if the aggregate offering price, net of underwriting expenses and discounts, is less than $10 million.

        We have the ability to delay the filing of a registration statement, subject to certain restrictions, if the board of directors determines in its judgment that it would be materially detrimental to us and our stockholders for such registration to be effected at such time.

  Piggyback Registration Rights

        All stockholders party to the investor rights agreement, holding a total of 65,882,448 shares (on an as converted to common stock basis) have piggyback registration rights. Under these provisions, if we propose to register any securities under the Securities Act, whether on our own behalf or on behalf of other stockholders, these stockholders have the right to include their shares in the registration statement, subject to certain exceptions including a registration related solely to an employee benefit plan. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit, or in the case of this offering, completely exclude the number of shares included in any such registration under specified circumstances.

  Short-Form Registration Rights

        All stockholders party to the investor rights agreement have short-form registration rights. Under these provisions, the holders of at least 30% of shares of registrable securities then outstanding may request in writing that we effect a registration on Form S-3 under the Securities Act. Upon such request, we must also provide written notice of the request to all other holders of registrable securities, who may likewise request that their registrable securities be included in such offering. As soon as reasonably practical after such requests for registration, we are obligated to effect a registration on Form S-3 for such registrable securities. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. In addition, we are not obligated to effect a short-form registration if (i) we are not eligible to file a registration statement on Form S-3, (ii) the proposed aggregate offering price of the shares to be registered by the holders requesting registration is less than $1 million or (iii) such request is prior to six months following the effectiveness of the preceding requested short-form registration.

        We have the ability to delay the filing of a registration statement, subject to certain restrictions, if the board of directors determines in its judgment that it would be materially detrimental to us and our stockholders for such registration to be effected at such time.

  Expenses of Registration

        With specified exceptions, we are required to pay all expenses of registration, excluding underwriters' discounts, commissions and stock transfer taxes.

Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law

        Certain provisions of Delaware law, our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

  Amended and Restated Certificate of Incorporation

        Undesignated Preferred Stock.    As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of us or our management.

        Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    We have provided in our amended and restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

        In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer or a majority of the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

        Board Vacancies Filled Only by Majority of Directors.    Vacancies and newly created seats on our board may be filled only by a majority of the number of then-authorized members of our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

        No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that there shall be no cumulative voting and our amended and restated bylaws do not expressly provide for cumulative voting.

        Directors Removed Only for Cause.    Our amended and restated certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of at least 66 2/3% of the shares then entitled to vote at an election of our directors.

        Amendment of Charter Provisions.    The amendment of the provisions in our amended and restated certificate of incorporation requires approval by holders of at least 66 2/3% of our outstanding capital stock entitled to vote generally in the election of directors (in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law). The amendment of the provisions in our amended and restated bylaws requires approval by either a majority of our board of directors or holders of at least 66 2/3% of our outstanding capital stock entitled to vote generally in the election of directors (in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law).

  Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions of publicly held companies. This law provides that a specified person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the outstanding voting stock of a publicly held Delaware corporation, or an interested stockholder, may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in advance in a manner prescribed by Delaware law. The law does not include interested stockholders prior to the time our common stock is listed on             . The law defines the term "business combination" to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our amended and restated certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

        The provisions of Delaware law and our amended and restated certificate of incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        Our transfer agent and registrar for our common stock is             . The transfer agent's address is             , and its telephone number is             .

Listing

        We intend to apply to list our common stock on             under the symbol "PCTY."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining             shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act.

        As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

  •
  shares will be eligible for sale upon completion of this offering;

  •
  shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus; and

  •
  shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

Lock-Up Agreements and Obligations

        Each of our officers, directors and stockholders, together with certain of our optionholders, who together hold substantially all of our outstanding common stock (on a fully-diluted basis after giving effect to the sale by them of shares in this offering), have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 180 days after the date of this prospectus, subject to certain exceptions. Transfers or dispositions can be made sooner only under the conditions described above or with the prior written consent of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated together may release any of the shares subject to these lock-up agreements at any time without notice.

        In addition, each grant agreement under our 2008 Equity Incentive Plan issued by us contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for such period as the underwriters in the offering determine.

10b5-1 Plans

        Prior to the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with

Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

  •
  The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

        Upon completion of this offering, the holders of an aggregate of 65,882,448 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Form S-8 Registration Statements

        Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issued or issuable pursuant to our stock plans. See the section titled "Executive Compensation—Benefit Plans." Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

 MATERIAL U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

        This section summarizes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this summary, a "non-U.S. holder" is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person. The term "U.S. person" means:

  •
  An individual citizen or resident of the United States;

  •
  A corporation or entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state, including the District of Columbia;

  •
  An estate whose income is subject to U.S. income tax regardless of source; or

  •
  A trust (i) whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have authority to control all substantive decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

        This summary does not consider the tax consequences for partnerships, entities classified as a partnership for U.S. federal income tax purposes, or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of our common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of our common stock.

        This summary applies only to non-U.S. holders who acquire our common stock pursuant to this offering and who hold our common stock as a capital asset (generally property held for investment). This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Certain former U.S. citizens or long-term residents, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid federal income tax, life insurance companies, tax-exempt organizations, dealers in securities or currencies, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This summary does not address any U.S. federal gift tax consequences, or state or local or non-U.S. tax consequences. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below.

        INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER U.S. FEDERAL, FOREIGN, STATE OR LOCAL LAWS AND ANY APPLICABLE TAX TREATIES.

Dividends

        Payments of cash and other property that we make to our stockholders with respect to our common stock will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

        The gross amount of any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to receive an exemption or a reduced treaty rate, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8BEN (or successor form) certifying qualification for the exemption or reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and dividends attributable to a non-U.S. holder's permanent establishment in the United States if an income tax treaty applies) are exempt from this withholding tax. To obtain this exemption, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (or dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder (or dividends attributable to a corporate non-U.S. holder's permanent establishment in the United States if an income tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an income tax treaty).

        A non-U.S. holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form. A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock unless:

  •
  The gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or attributable to a permanent establishment in the United States if an income tax treaty applies), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

  •
  The non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder's country of residence) on the net gain derived from the disposition, which tax may be offset by U.S. source capital losses, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

  •
  Our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and we are not likely to become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If we become a U.S. real property holding corporation after this offering, so long as our common stock is regularly traded on an established securities market and continues to be so traded, a non-U.S. holder will not be subject to U.S. federal income tax on gain recognized from the sale, exchange or other disposition of shares of our common stock as a result of such status unless (i) such holder actually or constructively owned more than 5% of our common stock at any time during the shorter of (A) the five-year period preceding the disposition, or (B) the holder's holding period for our common stock, and (ii) we were a U.S. real property holding corporation at any time during such period when the more than 5% ownership test was met. If any gain on your disposition is taxable because we are a U.S. real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons. Any such non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock is urged to consult that holder's own tax advisor with respect to the particular tax consequences to such holder for the gain from the sale, exchange or other disposition of shares of our common stock if we were to be or to become a U.S. real property holding corporation.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding. Backup withholding will not apply if the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. person status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislation Relating to Foreign Accounts

        Recently enacted legislation generally may impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable law) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally may impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

        These withholding requirements are expected to be phased-in for payments of dividends made on or after July 1, 2014 and for payments of gross proceeds from a U.S. sale or other disposition of our common stock on or after January 1, 2017.

U.S. Federal Estate Tax

        The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

        THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C., have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
William Blair & Company, L.L.C.
JMP Securities LLC
Raymond James & Associates, Inc.
Needham & Company, LLC

Total

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Discounts

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $         per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $         per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. This offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' option to purchase additional shares:

Total Fees
	Per share	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option to Purchase Additional Shares
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders

        The expenses of this offering, not including the underwriting discounts and commissions, are estimated at approximately $          million, including approximately $         in connection with the qualification of the offering with FINRA by counsel to the underwriters.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Option to Purchase Additional Shares

        We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares referred to in the above table shares are being offered.

No Sales of Similar Securities

        Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock. There are no other agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Reserved Shares

        At our request, the underwriters have reserved for sale at the initial public offering price up to                      shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Price Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to such option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, the NASDAQ Global Market, in the over-the-counter market or otherwise.

Listing

        We intend to apply to list on the             , under the symbol "PCTY."

Pricing of this Offering

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholders and Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C., as representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

  •
  Prevailing market conditions;

  •
  Our results of operations in recent periods;

  •
  The present stage of our development;

  •
  The market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

  •
  Estimates of our business potential.

        An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

Electronic Offer, Sale and Distribution of Shares

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Deutsche Bank Securities Inc. may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Deutsche Bank Securities Inc. may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  To legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  To any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  By the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

  •
  In any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  To an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  Where no consideration is or will be given for the transfer; or

  •
  Where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

        The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Qatar

        The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

        No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriters.

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

        This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

        The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in

relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

 LEGAL MATTERS

        DLA Piper LLP (US) will provide us with an opinion as to the validity of the common stock offered under this prospectus. Goodwin Procter LLP will pass upon certain legal matters related to this offering for the underwriters.

EXPERTS

        Our consolidated financial statements as of June 30, 2011, 2012 and 2013, and for each of the years in the three-year period ended June 30, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information in and exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 100 F Street, NE, Washington, DC 20549, upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

        Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

        We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is (847) 463-3200.

PAYLOCITY HOLDING CORPORATION

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2011, 2012 and 2013	F-3
Consolidated Statements of Operations for the years ended June 30, 2011, 2012 and 2013	F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) for the years ended June 30, 2011, 2012 and 2013	F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2011, 2012 and 2013	F-6
Notes to Consolidated Financial Statements for the years ended June 30, 2011, 2012 and 2013	F-7
Consolidated Balance Sheets as of June 30, 2013 and September 30, 2013 (unaudited)	F-27
Consolidated Statements of Operations for the three months ended September 30, 2012 and 2013 (unaudited)	F-28
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) for the three-month period ended September 30, 2013 (unaudited)	F-29
Consolidated Statements of Cash Flows for the three months ended September 30, 2012 and 2013 (unaudited)	F-30
Notes to Consolidated Financial Statements for the three months ended September 30, 2012 and 2013 (unaudited)	F-31

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Paylocity Holding Corporation:

        We have audited the accompanying consolidated balance sheets of Paylocity Holding Corporation (the "Company") and subsidiary as of June 30, 2011, 2012 and 2013, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paylocity Holding Corporation and subsidiary as of June 30, 2011, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
December 5, 2013

PAYLOCITY HOLDING CORPORATION

Consolidated Balance Sheets

As of June 30, 2011, 2012 and 2013

(in thousands)

Assets	2011	2012	2013
Current assets:
Cash and cash equivalents	$7,990	$9,031	$7,594
Accounts receivable, net	852	505	740
Prepaid expenses and other	567	814	1,875
Deferred income tax assets, net	420	481	602

Total current assets before funds held for clients	9,829	10,831	10,811
Funds held for clients	298,979	263,255	355,905

Total current assets	308,808	274,086	366,716

Capitalized software, net	2,725	3,714	2,614
Property and equipment, net	4,959	7,143	8,586

Total assets	$316,492	$284,943	$377,916
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$312	$1,625	$625
Accounts payable	703	1,107	880
Taxes payable	—	48	207
Accrued expenses	4,326	5,265	6,794

Total current liabilities before client fund obligations	5,341	8,045	8,506
Client fund obligations	298,979	263,255	355,905

Total current liabilities	304,320	271,300	364,411
Long-term accrued liabilities	134	298	—
Long-term debt, net of current portion	3,188	1,563	938
Deferred rent	1,694	1,885	2,317
Deferred income tax liabilities, net	71	970	269

Total liabilities	$309,407	$276,016	$367,935

Redeemable convertible preferred stock, $0.001 par value
Series A, 6% cumulative dividend, $12,810 liquidation preference, 9,500 shares authorized, issued, and outstanding at June 30, 2011, 2012 and 2013	9,339	9,339	9,339
Series B, 8% cumulative dividend, $32,210 liquidation preference, 8,500 shares authorized, 8,400 shares issued and outstanding at June 30, 2012 and 2013	—	27,234	27,234
Stockholders' equity (deficit)
Common stock, $0.001 par value, 100,000 shares authorized, 56,308 shares issued and outstanding at June 30, 2011; 47,983 shares issued and outstanding at June 30, 2012 and 2013	56	48	48
Additional paid-in capital	4,286	—	437
Accumulated deficit	(6,596)	(27,694)	(27,077)

Total stockholders' equity (deficit)	(2,254)	(27,646)	(26,592)

Total liabilities, redeemable convertible preferred stock, and stockholders' equity (deficit)	$316,492	$284,943	$377,916

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Consolidated Statements of Operations

For the years ended June 30, 2011, 2012 and 2013

(in thousands)

	2011	2012	2013
Revenues
Recurring fees	$36,443	$51,211	$71,309
Interest income on funds held for clients	1,100	1,263	1,459

Total recurring revenues	37,543	52,474	72,768
Implementation services and other	1,941	2,622	4,526

Total revenues	39,484	55,096	77,294
Cost of revenues
Recurring revenues	16,329	22,054	28,863
Implementation services and other	5,416	7,040	10,803

Total cost of revenues	21,745	29,094	39,666

Gross profit	17,739	26,002	37,628
Operating expenses
Sales and marketing	9,293	12,828	18,693
Research and development	1,565	1,788	6,825
General and administrative	6,868	8,618	12,079

Total operating expenses	17,726	23,234	37,597

Operating income	13	2,768	31
Other income (expense)	(179)	(196)	(16)

Income (loss) before income taxes	(166)	2,572	15
Income tax (benefit) expense	(36)	884	(602)

Net income (loss)	$(130)	$1,688	$617

Net income (loss) attributable to common stockholders	$(774)	$998	$(2,291)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.01)	$0.02	$(0.05)

Diluted	$(0.01)	$0.02	$(0.05)

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	56,308	65,808	47,983

Diluted	56,308	66,475	47,983

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
For the years ended June 30, 2011, 2012 and 2013
(in thousands)

	Redeemable Convertible Preferred Stock
					Stockholders' Equity (Deficit)
	Preferred— Series A		Preferred— Series B
					Common Stock				Total Stockholders' Equity (Deficit)
							Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at July 1, 2010	9,500	$9,339	—	$—	56,308	$56	$4,109	$(6,466)	$(2,301)
Stock option expense	—	—	—	—	—	—	177	—	177
Net loss	—	—	—	—	—	—	—	(130)	(130)

Balances at June 30, 2011	9,500	9,339	—	—	56,308	56	4,286	(6,596)	(2,254)
Stock option expense	—	—	—	—	—	—	203	—	203
Stock options exercised	—	—	—	—	101	—	88	—	88
Issuance of Preferred Series B Shares	—	—	8,400	27,234	—	—	—	—	—
Redemption of Common Stock	—	—	—	—	(8,426)	(8)	(4,577)	(22,786)	(27,371)
Net income	—	—	—	—	—	—	—	1,688	1,688

Balances at June 30, 2012	9,500	9,339	8,400	27,234	47,983	48	—	(27,694)	(27,646)
Stock option expense	—	—	—	—	—	—	523	—	523
Stock options exercised	—	—	—	—	50	—	76	—	76
Redemption of Common Stock	—	—	—	—	(50)	—	(162)	—	(162)
Net income	—	—	—	—	—	—	—	617	617

Balances at June 30, 2013	9,500	$9,339	8,400	$27,234	47,983	$48	$437	$(27,077)	$(26,592)

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Consolidated Statements of Cash Flows

For the years ended June 30, 2011, 2012 and 2013

(in thousands)

	2011	2012	2013
Cash flows provided by operating activities:
Net income (loss)	$(130)	$1,688	$617
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	177	203	523
Depreciation and amortization	3,779	4,624	5,571
Deferred income tax (benefit) expense	(42)	838	(822)
Provision for doubtful accounts	72	60	60
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(339)	287	(295)
Increase in prepaid expenses	(163)	(247)	(1,061)
Increase in trade accounts payable	252	102	138
Increase in accrued expenses	1,416	1,009	1,497

Net cash provided by operating activities	5,022	8,564	6,228
Cash flows from investing activities:
Capitalized internally developed software costs	(2,746)	(3,716)	(1,967)
Purchases of property and equipment	(1,987)	(3,446)	(3,987)
Net change in funds held for clients	(176,480)	35,724	(92,650)

Net cash provided by (used in) investing activities	(181,213)	28,562	(98,604)
Cash flows from financing activities:
Net change in client funds obligation	176,480	(35,724)	92,650
Principal payments on long-term debt	(467)	(312)	(1,625)
Proceeds from issuance of long-term debt	519	—	—
Proceeds from issuance of Redeemable Convertible Preferred Series B Shares	—	27,234	—
Proceeds from exercise of stock options	—	88	76
Payments for redemption of Common Shares		(27,371)	(162)

Net cash provided by (used in) financing activities	176,532	(36,085)	90,939

Net Change in Cash and Cash Equivalents	341	1,041	(1,437)
Cash and Cash Equivalents—Beginning of Year	7,649	7,990	9,031

Cash and Cash Equivalents—End of Year	$7,990	$9,031	$7,594

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Build-out allowance received from landlord	$276	$333	$325

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements

(all amounts in thousands, except per share data)

(1) Organization and Description of Business

        Paylocity Holding Corporation (the "Company") was formed on November 6, 2013 (see Note 17 for further details) and Paylocity Corporation became a wholly-owned subsidiary of the Company resulting in the inclusion of Paylocity Corporation in the consolidated financial statements of Paylocity Holding Corporation. The stockholders of Paylocity Corporation became the stockholders of the Company. The Company is a leading provider of cloud-based payroll and human capital management software solutions for medium-sized organizations. Services are provided in a Software-as-a-Service ("SaaS") delivery model utilizing the Company's cloud-based platform delivered via the Internet. Payroll services include collection, remittance and reporting of payroll liabilities to the appropriate federal, state and local authorities.

(2) Summary of Significant Accounting Policies

  (a) Basis of Presentation, Consolidation, and Use of Estimates

        The accompanying consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC").

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include (1) allowance for doubtful accounts; (2) software developed for internal use; (3) impairment of property and equipment; (4) stock-based compensation; (5) valuation of net deferred income tax assets and (6) the best estimate of selling price for revenue recognition purposes. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

        The consolidated financial statements reflect the financial position and operating results of Paylocity Holdings Corporation and include its wholly-owned subsidiary Paylocity Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

  (b) Concentrations of Risk

        The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits. No individual client represents 10% or more of total revenues. For all periods presented, 100% of total revenues were generated by clients in the United States.

  (c) Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

  (d) Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains an allowance for doubtful accounts reflecting estimated potential losses in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our clients' financial conditions, the amount of receivables in dispute, the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all commercially reasonable means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its clients.

        Activity in the allowance for doubtful accounts was as follows:

	Year ended June 30,
	2011	2012	2013
Balance at the beginning of the year	$41	$80	$114
Charged to expense	72	60	60
Write-offs	(33)	(26)	(56)

Balance at the end of the year	$80	$114	$118

  (e) Prepaid expenses and other assets

        Prepaid expenses and other current assets consist of office space security deposits, deposits with vendors, prepaid licensing fees, supplies, and time clocks available for sale or lease.

  (f) Property and Equipment and Long-Lived Assets

        Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally three to seven years for most classes of assets, or over the term of the related lease for leasehold improvements.

        Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

  (g) Internal-Use Software

        The Company applies ASC 350-40, Intangibles—Goodwill and Other—Internal-Use Software, to the accounting for costs of internal-use software. Software development costs are capitalized when application development begins, it is probable that the project will be completed, and the software will be used as intended. Costs associated with preliminary project stage activities, training, maintenance and all other post implementation stage activities are expensed as incurred. The Company also capitalizes certain costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. The capitalization policy provides for the capitalization of certain payroll costs for employees who are directly associated with developing internal-use software as well as certain external direct costs. Capitalized employee costs are limited to the time directly spent on such projects.

        Capitalized internal-use software costs are amortized on a straight-line basis over the estimated useful lives, generally 18 to 24 months, depending on the expected life of the application enhancement. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

  (h) Deferred Rent

        The Company has operating lease agreements for its office space, which contain provisions for future rent increases, periods of rent abatement and build-out allowances. In accordance with GAAP, the Company records monthly rent expense for each lease equal to the total payments due over the lease term, divided by the number of months of the lease term. Build-out allowances are recorded as part of leasehold improvements and the incentive is amortized over the lease term against depreciation. The difference between recorded rent expense and the amount paid is reflected as "Deferred Rent" in the accompanying balance sheets.

  (i) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

        The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Accordingly, the impact of the American Taxpayer Relief Act of 2012, which was enacted on January 2, 2013, on deferred tax assets and liabilities and current taxes for the last six months of the fiscal year ended June 30, 2012 was recognized in the year ended June 30, 2013. Research and development tax credits are recognized using the flow-through method in the year the credit arises.

        Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. Significant management judgment is required in determining the period in

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

which the reversal of a valuation allowance should occur. The Company is required to consider all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income among other items, in determining whether a full or partial release of its valuation allowance is required. The Company is also required to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment.

        The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties as an element of income tax expense.

  (j) Revenue Recognition

        The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-25, Revenue Recognition—Multiple Element Arrangements, Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"), and Staff Accounting Bulletin 104, Revenue Recognition. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the revenue is probable.

        The Company derives its revenue predominantly from recurring fees and non-recurring service fees. Recurring fees are collected under agreements for payroll, timekeeping, HR-related cloud-based computing services and monthly time clock rentals, all of which are generally cancellable by the client on 60 days' notice or less. Non-recurring service fees consist mainly of implementation and custom reporting services. Such fees are billed to clients and revenue is recorded upon completion of the service. The Company's agreements do not include general rights of return and do not provide clients with the right to take possession of the software supporting the services being provided. As such, the agreements are accounted for as service contracts.

        Most multiple-element arrangements include a short implementation services phase which involves establishing the client within and loading data into the Company's cloud-based applications. Such activities are performed by either the Company or a third party vendor. Major recurring fees included in multiple-element arrangements include:

  •
  Payroll processing and related services, including payroll reporting and tax filing services delivered on a weekly, biweekly, semi-monthly, or monthly basis depending upon the payroll practices of the client and on an annual basis if a client selects W-2 preparation and processing services,

  •
  Timekeeping recording and reporting services, including time clock rentals, delivered on a monthly basis, and

  •
  Cloud-based HR software solutions, including employee administration and benefits enrollment and administration, delivered on a monthly basis.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

        For each agreement, the Company evaluates whether the individual deliverables qualify as separate units of accounting. If one or more of the deliverables does not have standalone value upon delivery, which is typical of the payroll and human capital management ("HCM") services our customers contract for, the deliverables that do not have standalone value are generally combined and treated as a single unit of accounting by frequency of occurrence for the product category involved such as biweekly payroll or monthly timekeeping services. Revenues for arrangements treated as a single unit of accounting are generally recognized within the same month that the services are rendered given that the agreements are cancellable with 60 days' or less notice.

        In determining whether implementation services can be accounted for separately from recurring revenues, the Company considers the nature of the implementation services and the availability of the implementation services from other vendors. The Company was able to establish standalone value for implementation activities based on the activity of third-party vendors that perform these services and accounts for such implementation services separate from the recurring revenues.

        If the recurring services have standalone value upon delivery, the Company accounts for each separately and revenues are recognized as services are delivered with allocation of consideration based on the relative selling price method as established in ASU 2009-13. That method requires the selling price of each element in a multiple-deliverable arrangement to be based on, in descending order: (i) vendor-specific objective evidence of fair value ("VSOE"), (ii) third-party evidence of fair value ("TPE") or (iii) management's best estimate of the selling price ("BESP").

        The Company is not able to establish VSOE because the deliverables are sold across an insufficiently narrow range of prices on a stand-alone basis and is also not able to establish TPE because no third-party offerings are reasonably comparable to the Company's offerings. The Company thus established its BESP by service offering, requiring the use of significant estimates and judgment. The Company considers numerous factors, including the nature of the deliverables themselves; the geography of the sale; and pricing and discounting practices utilized by the Company's sales force. Arrangement consideration is allocated to each deliverable based on the established BESP and subject to the limitation that because the arrangements are cancellable with 60 days' or less notice, recurring revenue is not allocated to any deliverable until the consideration has been earned, typically with each payroll cycle or monthly, depending on the service.

        Revenues generated from sales through partners or utilizing partner services is recognized in accordance with the appropriate accounting guidance of Accounting Standards Codification 605-45, Principal Agent Considerations. The Company reports revenue generated through partners or utilizing partner services at the gross amount billed to clients when (i) the Company is the primary obligor, (ii) the Company has latitude to establish the price charged and (iii) the Company bears the credit risk in the transaction.

        Sales taxes collected from clients and remitted to governmental authorities where applicable are accounted for on a net basis and therefore are excluded from revenues in the statements of operations.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

  (k) Cost of Revenues

        Cost of revenues consists primarily of the cost of recurring revenues and implementation services which are expensed when incurred. Cost of revenues—recurring revenues consists primarily of costs to provide recurring services and support to our clients, and includes amortization of capitalized software. Cost of revenues—implementation services and other consists primarily of costs to provide implementation services and costs related to sales of payroll-related forms and time clocks.

  (l) Advertising

        Advertising costs are expensed as incurred. Advertising costs amounted to $4, $32 and $27 for the years ended June 30, 2011, 2012 and 2013, respectively.

  (m) Stock Option Plan

        The Company recognizes all employee stock-based compensation as a cost in the financial statements. Equity-classified awards are measured at the grant date fair value of the award and expense is recognized, net of assumed forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model and periodically updates the assumed forfeiture rates for actual experience over their vesting terms.

        Excess tax benefits of awards that are recognized in equity related to stock option exercises are reflected as financing cash inflows. The total income tax benefit recognized in the statements of income for stock-based compensation arrangements was $0, $206 and $63 for the years ended June 30, 2011, 2012 and 2013, respectively.

  (n) Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

  (o) Segment Information

        The Company's chief operating decision maker reviews the financial results of the Company in total when evaluating financial performance and for purposes of allocating resources. The Company has thus determined that it operates in a single cloud-based software solution reporting segment.

  (p) Recently Issued Accounting Standards

        From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on the Company's consolidated financial statements upon adoption.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(3) Funds Held for Clients and Client Fund Obligations

        The Company obtains funds from clients in advance of performing payroll and payroll tax filing services on behalf of those clients. Funds held for clients represent assets that are used solely for the purposes of satisfying the obligations to remit funds relating to payroll and payroll tax filling services. Funds held for clients are held in demand deposit and money market accounts at major financial institutions. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client fund obligations.

        Client fund obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded in the accompanying balance sheets at the time that the Company obtains funds from clients. The client fund obligations represent liabilities that will be repaid within one year of the balance sheet date.

(4) Fair Value Measures

        The Company applies the fair value measurement and disclosure provisions of ASC 820, Fair Value Measurements and Disclosures, and ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

  •
  Level 1—Quoted prices in active markets for identical assets and liabilities.

  •
  Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

        Substantially all of the Company's assets that are measured at fair value on a recurring basis are measured using Level 1 inputs. The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable, to approximate the fair value of the respective assets and liabilities at June 30, 2011, 2012 and 2013 based upon the short-term nature of the assets and liabilities.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(5) Software Developed for Internal Use

        Capitalized software and accumulated amortization were as follows:

	Year ended June 30,
	2011	2012	2013
Internally developed software	$9,506	$13,222	$15,189
Accumulated amortization	(6,781)	(9,508)	(12,575)

Capitalized software, net	$2,725	$3,714	$2,614

        There were no impairments to software developed for internal use in any of the periods covered in these financial statements. Amortization of capitalized internal-use software costs amounted to $2,223, $2,727 and $3,067 for the years ended June 30, 2011, 2012 and 2013, respectively and is included in Cost of Revenues—Recurring Revenues.

(6) Property and Equipment

        The major classes of property and equipment are as follows as of June 30:

	Year ended June 30,
	2011	2012	2013
Office equipment	$1,147	$1,330	$1,350
Computer equipment	3,125	4,148	4,665
Furniture and fixtures	831	990	1,433
Automobiles	36	36	36
Software	1,880	3,464	3,791
Leasehold improvements	3,000	3,406	3,917
Time clocks rented by clients	647	1,140	1,649

	10,666	14,514	16,841
Accumulated depreciation and amortization	(5,707)	(7,371)	(8,255)

Property and equipment, net	$4,959	$7,143	$8,586

        Depreciation expense amounted to $1,556, $1,897 and $2,504, for the years ended June 30, 2011, 2012 and 2013, respectively.

(7) Accrued Expenses

        The components of accrued expenses are as follows:

	Year ended June 30,
	2011	2012	2013
Accrued payroll and personnel costs	$3,649	$4,243	$5,549
Reseller fees	155	202	259
Other	522	820	986

Total Accrued Expenses	$4,326	$5,265	$6,794

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(8) Leases

        The Company leases office space in Illinois, California and Florida under non-cancelable operating leases expiring on various dates from August 2014 through February 2020. The leases provide for increasing annual base rents and oblige the Company to fund proportionate share of operating expenses.

        In February 2013, the Company leased 46,000 square feet of additional office space at its headquarters in Arlington Heights, Illinois commencing in the first fiscal quarter 2014 through February 2020. The lease calls for two phases of construction build out and occupancy timelines with leasehold improvements to be amortized over the life of the lease. Upon the completion of each of the two phases of the project, the Company receives a six month rent holiday for the portion of the rent attributable to said phase.

        The Company leases various types of office and production related equipment under non-cancellable operating leases expiring on various dates from June 2014 through April 2018.

        Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases, including amortization of leasehold improvements, was $1,320, $1,519 and $2,347 for the years ended June 30, 2011, 2012 and 2013, respectively.

        Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2013 are:

Year ending June 30:
2014	$2,367
2015	3,225
2016	3,337
2017	2,900
2018	2,906
Later years, through 2020	2,970

Total minimum lease payments	$17,705

(9) Line of Credit and Long-Term Debt

        The Company maintains a line of credit agreement with a bank. Under this agreement, the Company has access of up to $2,500 of which $166 is earmarked for a letter of credit. Interest is payable monthly at the bank's base rate (3.25% at June 30, 2013) plus 1.50%, with a floor of 5.50%. A commitment fee on the average daily undisbursed amount is assessed quarterly at a rate of 0.375% per anum. The line of credit is collateralized by all of the Company's assets and a personal guarantee of a Company stockholder and is cross-collateralized to the Company's note payable—bank (see below). The line of credit expires on December 31, 2013. There were no outstanding borrowings under this line of credit as of June 30, 2011, 2012 and 2013. On November 27, 2013, this line of credit was increased to $3,500 and the due date was extended to December 31, 2015.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(9) Line of Credit and Long-Term Debt (Continued)

        Long-term debt at June 30, 2011, 2012 and 2013 consists of the following:

	Year ended June 30,
	2011	2012	2013
Note payable—bank	$2,500	$2,188	$1,563
Note payable—related parties	1,000	1,000	—

Total long-term debt	3,500	3,188	1,563
Less current installments	312	1,625	625

Long-term debt, excluding current installments	$3,188	$1,563	$938

        The note payable—bank agreement calls for payments of interest payable monthly at 6.50% with monthly principal payments in the amount of $52 commencing January 31, 2012 through maturity on December 31, 2015. The note is collateralized by substantially all of the Company assets and a personal guarantee of a Company stockholder. The note is cross-collateralized to the line of credit. The note is subject to certain prepayment penalties, as defined in the agreement.

        In accordance with the terms of the line of credit and note payable—bank agreements, the Company must comply with certain financial and non-financial covenants. The Company was in compliance with all covenants for each of the years ended June 30, 2011, 2012 and 2013.

        The notes payable—related parties bear interest at 8.00%. Principal and interest were paid in full in March of 2013. The notes were unsecured and were subordinated to the line of credit and note payable—bank. Interest expense on these notes was $80, $87 and $69 for the years ended June 30, 2011, 2012 and 2013, respectively. Accrued interest on these notes was $105 and $191 as of the years ended June 30, 2011 and 2012.

        The aggregate maturities of long-term debt for each of the five years subsequent to June 30, 2013 are: $625 in 2014, $625 in 2015 and $313 in 2016. Interest paid was $166, $161 and $385 for the years ended June 30, 2011, 2012 and 2013, respectively.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(10) Income Taxes

  (a) Income Taxes

        Income tax (benefit) expense for the years ended June 30, 2011, 2012 and 2013 consists of the following:

	Year ended June 30,
	2011	2012	2013
Current taxes
U.S. federal	$—	$12	$126
State and local	6	34	94
Deferred taxes:
U.S. federal	(36)	738	(516)
State and local	(6)	100	(306)

Total income tax (benefit) expense	$(36)	$884	$(602)

  (b) Tax Rate Reconciliation

        Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	Year ended June 30,
	2011	2012	2013
Income tax provision at statutory federal rate	$(53)	$875	$6
Increase (reduction) in income taxes resulting from:
Research and development credit, net of federal income tax benefit	—	(173)	(650)
Non-deductible expenses	17	25	53
State and local income taxes, net of federal income tax benefit	—	157	(11)

	$(36)	$884	$(602)

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(10) Income Taxes (Continued)

  (c) Components of Deferred Tax Assets and Liabilities

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2011, 2012 and 2013 are presented below.

	Year ended June 30,
	2011	2012	2013
Deferred tax assets:
Deferred rent	$254	$275	$438
Allowance for doubtful accounts	31	45	46
Accrued expenses	420	508	583
Stock-based compensation	71	138	333
Net operating loss carryforwards	1,383	1,015	359
Research and development credit	47	206	832
AMT Credits	—	12	138

Total deferred tax assets	2,206	2,199	2,729
Deferred tax liabilities:
Research and development costs	(1,062)	(1,463)	(1,024)
Prepaid expenses	(31)	(72)	(66)
Depreciation	(764)	(1,153)	(1,306)

Total deferred liabilities	(1,857)	(2,688)	(2,396)

Net deferred tax asset (liability)	$349	$(489)	$333

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. Taxable income (loss) for the years ended June 30, 2011, 2012 and 2013 was approximately $(1,108), $842 and $1,941, respectively, prior to utilization or establishment of net operating loss carryforwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at June 30, 2013.

        At June 30, 2013, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $588 which are available to offset future Federal taxable income, if any, through 2031, including excess tax benefits from stock option exercises of approximately $106 which will be credited to additional paid-in capital when realized. The Company also has gross federal and state research and development tax credit carryforwards of approximately $832 which expire between 2017 and 2032. In addition, the Company has alternative minimum tax credit carryforwards of approximately $138, which are available to reduce future Federal regular income taxes, if any, over an indefinite period.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(10) Income Taxes (Continued)

        Income taxes paid were approximately $6, $7 and $69 for the periods ended June 30, 2011, 2012 and 2013, respectively.

        The Company files income tax returns with the United States federal government and various state jurisdictions. Certain tax years remain open for federal and state tax reporting jurisdictions in which the Company does business due to net operating loss carryforwards and tax credits unutilized from such years or utilized in a period remaining open for audit under normal statute of limitations relating to income tax liabilities. The Company's tax years ended June 30, 2008 to June 30, 2013 remain open for federal purposes. The Company's tax returns filed in states in which it is required to do so remain open for a range of tax years including those ended June 30, 2008 to June 30, 2013 depending upon the jurisdiction and the applicable statute of limitations.

(11) Stockholders' Equity (Deficit)

  Common Stock

        Holders of common stock are entitled to one vote per share and to receive dividends. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the redeemable convertible preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

(12) Redeemable Convertible Preferred Stock

        The Company has two series of Redeemable Convertible Preferred Stock, Series A and Series B.

        The Series A Redeemable Convertible Preferred Stock, with a par value of $0.001 per share, has a liquidation preference senior to the common stock. In the event of liquidation as defined in the Company's charter, the Series A Redeemable Convertible Preferred Stock is entitled to a liquidation preference equal to the original issue price of each respective share of Series A Redeemable Convertible Preferred Stock plus unpaid and accrued and declared dividends. The liquidation amount of the Series A Redeemable Convertible Preferred Stock is capped at 2.25 times the original issue price of the Series A Redeemable Convertible Preferred Stock. Series A Redeemable Convertible Preferred Stockholders are entitled to a 6% cumulative preferred dividend computed on the contributed investment of $9,500 payable when declared by the Company. No dividends may be declared and paid on the Company's common stock until such time as the Company has paid in full any dividends actually accrued on such Redeemable Convertible Preferred Stock. No such dividends have been declared as of June 30, 2011, 2012 and 2013. Cumulative unpaid preferred dividends totaled approximately $1,900, $2,600 and $3,310 and were $0.20, $0.27 and $0.35 per share of Series A Redeemable Convertible Preferred Stock as of June 30, 2011, 2012 and 2013, respectively. Proceeds from the issuance were offset by issuance costs of $161.

        On June 29, 2012, the Company authorized 8,500 shares of $0.001 par value Series B Redeemable Convertible Preferred Stock and issued 8,400 shares at approximately $3.25 a share to investors. Proceeds from the issuance were used to redeem common stock.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(12) Redeemable Convertible Preferred Stock (Continued)

        The Series B Redeemable Convertible Preferred Stock, with a par value of $0.001 per share, has a liquidation preference senior to the common stock and is pari passu with the Series A Redeemable Convertible Preferred Stock. In the event of liquidation as defined in the Company's charter, the holders of Series B Redeemable Convertible Preferred Stock are entitled to a liquidation preference equal to original issue price of each respective share of Series B Redeemable Convertible Preferred Stock plus unpaid and accrued and declared dividends. If such liquidation occurs on or before the second anniversary of the initial issuance of the Series B Redeemable Convertible Preferred Stock, then the Series B Redeemable Convertible Preferred Stockholder is entitled to an additional amount equal to 10% of the original issue price on each outstanding share of Series B Redeemable Convertible Preferred Stock per annum. Series B Redeemable Convertible Preferred Stockholders are entitled to an 8% cumulative preferred dividend computed on the investment amount of $27,284 payable when declared by the Company. No dividends may be declared and paid on the Company's common stock until such time as the Company has paid in full any dividends actually accrued on such Preferred Stock. No such dividends have been declared as of June 30, 2012 and 2013. Cumulative unpaid preferred dividends totaled approximately $6 and $2,190, and $0.00 and $0.26 per share of Series B Redeemable Convertible Preferred Stock as of June 30, 2012 and 2013, respectively. Proceeds from the issuance were offset by issuance costs of $50.

        The Series A and B Redeemable Convertible Preferred Stockholders (together the "Preferred Stockholders") have the right to vote on certain corporate matters on an as converted basis with the common stock as a single class. At any time, the Preferred Stockholders can convert all or any portion of such shares into the aggregate number of shares of common stock, as defined in the agreement. Upon the closing of the sale of common stock to the public at a price of at least $5.6842, which also must result in at least $50,000 of gross proceeds, the Series A and Series B Redeemable Convertible Preferred Stock would automatically convert into common stock at the respective conversion rate, as defined in the agreement, currently one-for-one.

        At any time following the third anniversary of the initial issuance of the Series B Redeemable Convertible Preferred Stock, the majority holders of Series A and Series B Redeemable Convertible Preferred Stock may require the Company to redeem all of the Series A and Series B Redeemable Convertible Preferred Stock upon notice to the Company. Upon such an occurrence, the Company will reclassify as a liability any remaining Series A and Series B Redeemable Convertible Preferred Stock and adjust their carrying amount to fair market value in accordance with FASB ASC 480-10-55-11 Distinguishing Liabilities from Equity.

(13) Benefit Plans

  (a) Equity Incentive Plan

        The Company has established the 2008 Equity Incentive Plan (the "Plan"). The Plan authorizes the granting of options to purchase common stock and other equity incentives at the discretion of the Company's Board of Directors to certain employees. Under the Plan, the exercise price of each option approximates the fair value of a share of common stock on the grant date. As a privately owned company, the fair value of a share of common stock is determined contemporaneously with the award by the Company's board of directors, including by reference to valuation assessments by

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(13) Benefit Plans (Continued)

third-party valuation consultants utilizing the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Options are granted at various dates, have a maximum term of 10 years and typically vest over four years.

        The Company recorded $177, $203 and $523 of compensation expense for the years ended June 30, 2011, 2012 and 2013, respectively. Stock based compensation expense is recorded in General and Administrative expense to coincide with the salaries and benefits of the individuals participating in the plan.

        The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions for 2011, 2012 and 2013 grants are provided in the following table. The Company uses company-specific historical data to estimate the expected term of the option, such as employee option exercise and employee post-vesting departure behavior. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Since the Company's shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

	Year ended June 30,
	2011	2012	2013
Valuation assumptions:
Expected dividend yield	0%	N/A—no grants	0%
Expected volatility	31.0%	N/A—no grants	30.7%
Expected term (years)	5.0	N/A—no grants	4.0
Risk-free interest rate	1.97%	N/A—no grants	0.61%

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(13) Benefit Plans (Continued)

        Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
Balance at July 1, 2010	1,013	$0.87	9.98	$—
Granted	687	1.52

Balance at June 30, 2011	1,700	1.13	9.36	659
Granted	—	—
Exercised	(101)	0.87
Forfeited	(150)	1.52

Balance at June 30, 2012	1,449	1.11	8.33	3,096
Granted	1,390	3.25
Exercised	(50)	1.52

Balance at June 30, 2013	2,789	$2.17	8.22	$7,028

Options exercisable at June 30, 2013	902	$1.05	7.23	$3,287

Options vested and expected to vest at June 30, 2013	2,340	$2.14	8.19	$5,976

        The weighted average grant date fair value of options granted during the years ended June 30, 2011, 2012 and 2013 was $0.47, $0 and $0.81, respectively. There were no options granted in fiscal 2012. The total intrinsic value of options exercised during the years ended June 30, 2011, 2012 and 2013 was $0, $241 and $87, respectively.

        At June 30, 2013, there was $537 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.54 years. The Company may also grant Restricted Stock Awards ("RSAs") under the Plan with terms determined at the discretion of the Company's Board of Directors. As of June 30, 2011, 2012 and 2013 the Company had 404 RSAs outstanding to certain employees. The RSAs vest and become exercisable upon occurrence of a change in control or initial public offering, as defined in the Plan. The holders of RSAs have similar rights to common Stockholders. No compensation expense is reflected in the accompanying financial statements for RSAs as such expense will be recorded at the fair value of the stock upon vesting.

        The Company currently uses authorized and unissued shares to satisfy option exercises and share award vesting. As of June 30, 2013, the Company authorized 4,512 shares of common stock reserved for issuance under the plan, of which 1,219 are available for future grants.

  (b) 401(k) Plan

        The Company maintains a 401(k) plan with a safe harbor matching provision that covers all eligible employees. The Company matches 50% of the employees' contributions up to 6% of their gross pay. Contributions were approximately $332, $514 and $720 for the years ended June 30, 2011, 2012 and 2013, respectively.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(14) Commitments and Contingencies

  (a) Employment Agreements

        The Company has employment agreements with certain of its key officers. The agreements allow for minimum annual compensation increases, participation in the Plan and bonuses for annual performance as well as certain change of control events as defined in the agreements.

  (b) Litigation

        From time to time, the Company is subject to litigation arising in the ordinary course of business. Many of these proceedings are covered in whole or in part by insurance. In the opinion of the Company's management, the ultimate disposition of any matters currently outstanding or threatened will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

  (c) Reseller Agreements

        The Company has agreements with two resellers. The initial term of the first reseller agreement commenced in February 2007 and expires in February 2016 unless renewed. The initial term of the second reseller agreement commenced in June 2009 and expires in June 2016 unless renewed. Each of the Company's reseller agreements provides that the Company is required upon a termination of the agreement to acquire the assets of the reseller.

        The first reseller agreement provides that either party may terminate the agreement by electing not to renew the agreement beyond its original term. The Company, but not the reseller, also has the right to terminate the agreement at any time following the completion of an initial public offering by the Company. If a termination were to occur, the purchase price of the assets would be determined as a multiple of the annualized value of amounts, net of certain reductions, paid by the Company to the reseller during the three months preceding such termination. The Company paid the first reseller $1.0 million, $1.7 million and $2.4 million during fiscal years 2011, 2012 and 2013, respectively.

        The second reseller agreement provided that the reseller may terminate the agreement by providing nine months' prior notice or upon an initial public offering by the Company. If a termination were to occur, the purchase price of the assets would be determined as a multiple of amounts, net of certain reductions, paid by the Company to the reseller during the 12 months preceding the termination. The Company amended this agreement in December of 2013 to provide that the reseller may not give a nine-month termination notice until after the earlier of (i) six months following the closing of an initial public offering by the Company or (ii) December 31, 2014. In addition, the Company, but not the reseller, now has the right to terminate the agreement at any time after the date that is six months following the completion of an initial public offering by the Company. The Company paid the second reseller $0.9 million, $1.3 million and $1.8 million during fiscal years 2011, 2012 and 2013, respectively.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(15) Earnings Per Share

        Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Immediately prior to the completion of the Company's Initial Public Offering, all shares of outstanding Series A and Series B Redeemable Convertible Preferred Stock are expected to automatically convert into shares of the Company's common stock. Holders of Series A and Series B Redeemable Convertible Preferred Stock are entitled to liquidation preferences as outlined in Note 12 payable prior and in preference to any dividends on any shares of the Company's common stock.

        In the event a dividend is paid on common stock, the holders of Redeemable Convertible Preferred Stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the Company's Redeemable Convertible Preferred Stock do not have a contractual obligation to share in the losses of the Company. The Company considers its Redeemable Convertible Preferred Stock to be participating securities and, in accordance with the two-class method, earnings allocated to Redeemable Convertible Preferred Stock and the related number of outstanding shares of Redeemable Convertible Preferred Stock have been excluded from the computation of basic and diluted net income (loss) per common share.

        Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Redeemable Convertible Preferred Stock cumulative dividends, between common stock and Redeemable Convertible Preferred Stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

        Basic net loss per common share is computed using the weighted-average number of common shares outstanding during the period. Since the Series A and Series B Redeemable Convertible Preferred Stock are entitled to participate should any common stock dividends be declared but are not obligated to participate in any losses generated by the Company, basic net income per common share is computed using the weighted-average number of common shares outstanding during the period plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted-average basis.

        Diluted net loss per share is computed using the weighted-average number of common shares outstanding during the period and, if dilutive, potential common shares outstanding during the period. Since the Series A and Series B Redeemable Convertible Preferred Stock are entitled to participate should any common stock dividends be declared but are not obligated to participate in any losses generated by the Company, diluted net income per share is computed using the weighted-average number of common shares plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted-average basis and, if dilutive, potential common shares outstanding during the period. The Company's potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.

        Restricted Stock Awards are excluded from both basic and diluted earnings per share calculations as the vesting conditions have not been met as of June 30, 2013.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(15) Earnings Per Share (Continued)

        The following table presents the calculation of basic and diluted net income (loss) per share:

	Year ended June 30,
	2011	2012	2013
Basic net income (loss) per share:
Numerator:
Net Income (Loss)	$(130)	$1,688	$617
Less: Undistributed earnings allocated to participating securities	(644)	(690)	(2,908)

Net income (loss) attributable to common stockholders	$(774)	$998	$(2,291)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic (in thousands)	56,308	65,808	47,983
Weighted-average effect of potentially dilutive shares:
Employee stock options (in thousands)	—	667	—

Diluted (in thousands)	56,308	66,475	47,983
Net income (loss) per share attributable to common stockholders:
Basic	$(0.01)	$0.02	$(0.05)
Diluted	$(0.01)	$0.02	$(0.05)

        Potentially dilutive employee stock options were omitted from the 2011 and 2013 calculations because the effect of their inclusion was antidilutive. Series A and Series B Redeemable Convertible Preferred Stock were omitted from the 2011 and 2013 basic and diluted net loss per share calculations because Stockholders of those issuances are not obligated to participate in the losses generated by the Company as enumerated in the Company's Articles of Incorporation.

(16) Related Party Transactions

        The Company purchased sales leads from an entity owned by one of the stockholders in the amount of approximately $172, $404 and $893 for the years ended June 30, 2011, 2012 and 2013, respectively. The Company provides no management guidance to the entity and has no equity interest in the entity, no obligation or intention to fund any of the entity's operational shortfalls, and no right to any operational surpluses generated by the entity. Accounts payable to this entity were approximately $0, $0 and $65 as of June 30, 2011, 2012 and 2013, respectively. On October 14, 2013, the Company hired substantially all of the employees of the sales lead generation entity described above. See Note 9 for additional related party transaction information.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(17) Subsequent events

        The Company has evaluated subsequent events from the balance sheet date through December 5, 2013, the date at which the financial statements were available to be issued.

        On November 6, 2013, Paylocity Holding Corporation was established. All holders of Paylocity Corporation equity instruments were issued Paylocity Holding Corporation equity instruments with identical rights and obligations in exchange for their Paylocity Corporation equity instruments. Upon the completion of these transactions, Paylocity Holding Corporation was the sole stockholder of Paylocity Corporation. There was no impact on the Company's consolidated balance sheet, consolidated results of operations, or consolidated earnings per share presented in the consolidated financial statements and notes thereto for the periods ended June 30, 2011, 2012 and 2013 and there is not expected to be one in the future.

        See Notes 9, 14 and 16 for additional subsequent event disclosures.

PAYLOCITY HOLDING CORPORATION

Consolidated Balance Sheets

As of June 30 and September 30, 2013

(in thousands)
(unaudited)

	June 30, 2013	September 30, 2013	Pro forma as of September 30, 2013
Assets
Current assets:
Cash and cash equivalents	$7,594	$5,299	$5,299
Accounts receivable, net	740	819	819
Prepaid expenses and other	1,875	2,347	2,347
Deferred income tax assets, net	602	563	563

Total current assets before funds held for clients	10,811	9,028	9,028
Funds held for clients	355,905	291,559	291,559

Total current assets	366,716	300,587	300,587
Long-term prepaid expenses	—	223	223
Deferred income tax assets, net	—	131	131
Capitalized software, net	2,614	3,033	3,033
Property and equipment, net	8,586	9,212	9,212

Total assets	$377,916	$313,186	$313,186

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$625	$625	$625
Accounts payable	880	1,052	1,052
Taxes payable	207	12	12
Accrued expenses	6,794	6,838	6,838

Total current liabilities before client fund obligations	8,506	8,527	8,527
Client fund obligations	355,905	291,559	291,559

Total current liabilities	364,411	300,086	300,086
Long-term debt, net of current portion	938	781	781
Deferred income tax liabilities, net	269	—	—
Deferred rent	2,317	2,201	2,201

Total liabilities	$367,935	$303,068	$303,068

Redeemable convertible preferred stock, $0.001 par value
Series A, 6% cumulative dividend, 9,500 shares authorized, issued and outstanding as of June 30 and September 30, 2013, no shares issued and outstanding pro forma, $12,810 and $13,001 liquidation preference at June 30 and September 30, 2013	9,339	9,339	—
Series B, 8% cumulative dividend, 8,500 shares authorized, 8,400 shares issued and outstanding at June 30 and September 30, 2013, no shares issued and outstanding pro forma, $32,210 and $33,485 liquidation preference at June 30 and September 30, 2013	27,234	27,234	—
Stockholders' equity (deficit)
Common stock, $0.001 par value, 100,000 authorized 47,983 shares issued and outstanding as of June 30 and September 30, 2013, and 66,287 pro forma	48	48	66
Additional paid-in capital	437	618	39,067
Accumulated deficit	(27,077)	(27,121)	(29,015)

Total stockholders' equity (deficit)	(26,592)	(26,455)	10,118

Total liabilities, redeemable convertible preferred stock, and stockholders' equity (deficit)	$377,916	313,186	$313,186

        See accompanying notes to unaudited consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Consolidated Statements of Operations

For the periods ended September 30, 2012 and 2013

(in thousands, except per share data)

(unaudited)

	Three months ended September 30,
	2012	2013
Revenues
Recurring fees	$14,721	$20,738
Interest income on funds held for clients	302	353

Total recurring revenues	15,023	21,091
Implementation services and other	803	1,278

Total revenues	15,826	22,369
Cost of revenues
Recurring revenues	6,386	7,993
Implementation services and other	2,133	3,754

Total cost of revenues	8,519	11,747

Gross profit	7,307	10,622
Operating expenses
Sales and marketing	3,878	5,189
Research and development	1,357	1,956
General and administrative	2,688	3,911

Total operating expenses	7,923	11,056

Operating loss	(616)	(434)
Other income (expense)	(42)	28

Loss before income taxes	(658)	(406)
Income tax benefit	(253)	(362)

Net loss	$(405)	$(44)

Net loss attributable to common stockholders	$(1,132)	$(825)

Net loss per share attributable to common stockholders, basic and diluted	$(0.02)	$(0.02)

Pro-forma net loss per share attributable to common stockholders, basic and diluted		$(0.00)

Weighted average number of shares of common stock used in computing net loss per share attributable to common stockholders, basic and diluted	47,983	47,983

Pro-forma weighted average number of shares of common stock, basic and diluted		66,287

See accompanying notes to unaudited consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

For the three-month period ended September 30, 2013

(in thousands)

(unaudited)

	Redeemable Convertible Preferred Stock				Stockholders' Equity (Deficit)
	Preferred—Series A		Preferred—Series B		Common Stock
							Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at June 30, 2013	9,500	$9,339	8,400	$27,234	47,983	$48	$437	$(27,077)	$(26,592)
Stock option expense	—	—	—	—	—	—	181	—	181
Net loss	—	—	—	—	—	—	—	(44)	(44)

Balances at September 30, 2013	9,500	$9,339	8,400	$27,234	47,983	$48	$618	$(27,121)	$(26,455)

See accompanying notes to the unaudited consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Consolidated Statements of Cash Flows

For the periods ended September 30, 2012 and 2013

(in thousands)

(unaudited)

	Three months ended September 30,
	2012	2013
Cash flows provided by (used in) operating activities:
Net loss	$(405)	$(44)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation	131	181
Depreciation and amortization	1,389	1,391
Deferred income tax benefit	(304)	(361)
Provision for doubtful accounts	15	15
Changes in operating assets and liabilities:
Increase in accounts receivable	(38)	(94)
Increase in prepaid expenses	(822)	(695)
Increase in trade accounts payable	51	172
Decrease in accrued expenses	(374)	(267)

Net cash (used in) provided by operating activities	(357)	298
Cash flows from investing activities:
Capitalized internally developed software costs	(261)	(1,024)
Purchases of property and equipment	(1,180)	(1,412)
Net change in funds held for clients	17,190	64,346

Net cash provided by investing activities	15,749	61,910
Cash flows from financing activities:
Net change in client funds obligation	(17,190)	(64,346)
Principal payments on long-term debt	(157)	(157)
Proceeds from exercise of stock options	76	—
Payments for redemption of Common Shares	(162)	—

Net cash used in financing activities	(17,433)	(64,503)

Net Change in Cash and Cash Equivalents	(2,041)	(2,295)
Cash and Cash Equivalents—Beginning of Period	9,031	7,594

Cash and Cash Equivalents—End of Period	$6,990	$5,299

Supplemental disclosure of cash flow information
Cash paid for income taxes	$12	$195

Cash paid for interest	$35	$25

See accompanying notes to unaudited consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements

(all amounts in thousands, except per share data)

(unaudited)

(1) Organization and Description of Business

        Paylocity Holding Corporation (the "Company") was formed on November 6, 2013 (see Note 10 for further details) and Paylocity Corporation became a wholly-owned subsidiary of the Company resulting in the inclusion of Paylocity Corporation in the consolidated financial statements of Paylocity Holding Corporation. The stockholders of Paylocity Corporation became the stockholders of the Company. The Company is a leading provider of cloud-based payroll and human capital management software solutions for medium-sized organizations. Services are provided in a Software-as-a-Service ("SaaS") delivery model utilizing the Company's cloud-based platform delivered via the Internet. Payroll services include collection, remittance and reporting of payroll liabilities to the appropriate federal, state and local authorities.

(2) Summary of Significant Accounting Policies

  (a) Unaudited Pro Forma Stockholders' Equity (Deficit) and Net Loss per Share

        The Company has submitted a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the "SEC") for the proposed initial public offering ("IPO") of shares of its common stock. If the Company's IPO is consummated, all of the 17,900 shares of redeemable convertible preferred stock outstanding will convert into common stock and 404 shares of restricted common stock will fully vest. The unaudited pro forma stockholders' deficit data as if September 30, 2013 has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock and vesting of the restricted common stock into 18,304 shares of common stock.

        The unaudited pro forma net loss per common share, basic and diluted, for the three months ended September 30, 2013 have been computed to give effect to the conversion of the redeemable convertible preferred stock and vesting of the restricted common stock into an aggregate of 18,304 shares of common stock as if such shares converted or vested, as applicable, as of July 1, 2013.

        The Company believes that the unaudited pro forma net loss per common share provides material information to investors because the conversion of the redeemable convertible preferred stock and employee-held RSAs into common stock is expected to occur upon the closing of the Company's IPO and, therefore, the disclosure of pro forma net loss per common share provides a measure of net loss per common share that is more comparable to what will be reported as a public company.

        The unaudited pro forma stockholders' equity data also gives effect to $1,894 of stock-based compensation expense associated with the RSAs, which the Company expects to record upon completion of the Company's initial public offering. This pro forma adjustment related to stock-based compensation expense has been reflected as an increase to additional paid-in capital and accumulated deficit and has not been reflected in the results of operations for the three months ended September 30, 2013. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(2) Summary of Significant Accounting Policies (Continued)

  (b) Summary of Significant Accounting Policies

        The Company's significant accounting policies discussed in Note 2 to its audited financial statements for the fiscal year ended June 30, 2013 have not significantly changed.

  (c) Interim Unaudited Consolidated Financial Information

        The accompanying unaudited consolidated financial statements and footnotes have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") as contained in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC") for interim financial information, and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position, changes in stockholders' deficit and cash flows. The results of operations for the three months ended September 30, 2013 are not necessarily indicative of the results for the full year or the results for any future periods. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended June 30, 2013 appearing elsewhere in this prospectus.

  (d) Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include (1) allowance for doubtful accounts; (2) software developed for internal use; (3) impairment of property and equipment; (4) stock-based compensation; (5) evaluation of net deferred income tax assets and (6) the best estimate of selling price for revenue recognition purposes. Future events and their effects cannot be predicted with certainty, accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

  (e) Income Taxes

        Differences in the normal relationship between the income tax (benefit) provision and pre-tax income (loss) result from federal and state research and development credits. No federal research and development credits were recorded in the three month period ending September 30, 2012 due to the fact that no enabling statute was enacted until January 2013. As such, the research and development credit resulting from research and development activities conducted during the three

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(2) Summary of Significant Accounting Policies (Continued)

month period ending September 30, 2012, was recognized in the three month period ending March 31, 2013, the interim period that includes the enactment date.

  (f) Recently Issued Accounting Standards

        From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on the Company's consolidated financial statements upon adoption.

(3) Stockholder's Equity

  (a) Common Stock

        Holders of common stock are entitled to one vote per share and to receive dividends. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the redeemable convertible preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

(4) Redeemable Convertible Preferred Stock

        The Company has two series of Redeemable Convertible Preferred Stock, Series A and Series B.

        The Series A Redeemable Convertible Preferred Stock, with a par value of $0.001 per share, has a liquidation preference senior to the common stock. In the event of liquidation as defined in the Company's charter, the Series A Redeemable Convertible Preferred Stock is entitled to a liquidation preference equal to the original issue price of each respective share of Series A Redeemable Convertible Preferred Stock plus unpaid and accrued and declared dividends. The liquidation amount of the Series A Redeemable Convertible Preferred Stock is capped at 2.25 times the original issue price of the Series A Redeemable Convertible Preferred Stock. Series A Redeemable Convertible Preferred Stockholders are entitled to a 6% cumulative preferred dividend computed on the contributed investment of $9,500 payable when declared by the Company. No dividends may be declared and paid on the Company's common stock until such time as the Company has paid in full any dividends actually accrued on such Redeemable Convertible Preferred Stock. No such dividends have been declared as of June 30 and September 30, 2013. Cumulative unpaid preferred dividends total approximately $3,310 and $3,501 and were $0.35, and $0.37 per share of Series A Redeemable Convertible Preferred Stock as of June 30 and September 30, 2013, respectively. Proceeds from the issuance were offset by issuance costs of $161.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(4) Redeemable Convertible Preferred Stock (Continued)

        On June 29, 2012, the Company authorized 8,500 shares of $0.001 par value Series B Redeemable Convertible Preferred Stock and issued 8,400 shares at approximately $3.25 a share to investors. Proceeds from the issuance were used to redeem common stock.

        The Series B Redeemable Convertible Preferred Stock, with a par value of $0.001 per share, has a liquidation preference senior to the common stock and is pari passu with the Series A Redeemable Convertible Preferred Stock. In the event of liquidation as defined in the Company's charter, the holders of Series B Redeemable Convertible Preferred Stock are entitled to a liquidation preference equal to original issue price of each respective share of Series B Redeemable Convertible Preferred Stock plus unpaid and accrued and declared dividends. If such liquidation occurs on or before the second anniversary of the initial issuance of the Series B Redeemable Convertible Preferred Stock, then the Series B Redeemable Convertible Preferred Stockholder is entitled to an additional amount equal to 10% of the original issue price on each outstanding share of Series B Redeemable Convertible Preferred Stock per annum. Series B Redeemable Convertible Preferred Stockholders are entitled to an 8% cumulative preferred dividend computed on the investment amount of $27,284 payable when declared by the Company. No dividends may be declared and paid on the Company's common stock until such time as the Company has paid in full any dividends actually accrued on such Preferred Stock. No such dividends have been declared as of June 30 and September 30, 2013. Cumulative unpaid preferred dividends totaled approximately $2,190 and $2,780 and were $0.26 and $0.33 per share of Series B Redeemable Convertible Preferred Stock as of September 30, 2012 and 2013, respectively. Proceeds from the issuance were offset by issuance costs of $50.

        The Series A and B Redeemable Convertible Preferred Stockholders (together the "Preferred Stockholders") have the right to vote on certain corporate matters on an as converted basis with the common stock as a single class. At any time, the Preferred Stockholders can convert all or any portion of such shares into the aggregate number of shares of common stock, as defined in the agreement. Upon the closing of the sale of common stock to the public at a price of at least $5.6842, which also must result in at least $50,000 of gross proceeds, the Series A and Series B Redeemable Convertible Preferred Stock would automatically convert into common stock at the respective conversion rate, as defined in the agreement, currently one-for-one.

        At any time following the third anniversary of the initial issuance of the Series B Redeemable Convertible Preferred Stock, the majority holders of Series A and Series B Redeemable Convertible Preferred Stock may require the Company to redeem all of the Series A and Series B Redeemable Convertible Preferred Stock upon notice to the Company. Upon such an occurrence, the Company will reclassify as a liability any remaining Series A and Series B Redeemable Convertible Preferred Stock and adjust their carrying amount to fair market value in accordance with FASB ASC 480-10-55-11 Distinguishing Liabilities from Equity.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(5) Benefit Plans

  (a) Equity Incentive Plan

        The Company has established the 2008 Equity Incentive Plan (the "Plan"). The Plan authorizes the granting of options to purchase common stock and other equity incentives at the discretion of the Company's Board of Directors to certain employees. Under the Plan, the exercise price of each option approximates the fair value of a share of common stock on the grant date. As a privately owned company, the fair value of a share of common stock is determined contemporaneously with the award by the Company's board of directors, including by reference to valuation assessments by third-party valuation consultants utilizing the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Options are granted at various dates, have a maximum term of ten years, and typically vest over four years.

        The Company recorded $131 and $181 of compensation expense for the three months ended September 30, 2012 and 2013, respectively. Stock based compensation expense is recorded in General and Administrative expense to coincide with the salaries and benefits of the individuals participating in the plan.

        The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions for 2012 and 2013 grants are provided in the following table. The Company uses company-specific historical data to estimate the expected term of the option, such as employee option exercise and employee post-vesting departure behavior. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Since the Company's shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

	Period ended September 30,
	2012	2013
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	30.7%	29.5%
Expected term (years)	4.0	4.0
Risk-free interest rate	0.61%	0.52%

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(5) Benefit Plans (Continued)

        Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Balance at July 1, 2013	2,789	$2.17	8.22	$7,028
Granted	775	4.69	9.78
Exercised	—	—	—

Balance at September 30, 2013	3,564	$2.72	8.36	$7,028

Options exercisable at September 30, 2013	1,249	$1.66	7.51	$3,788

Options vested and expected to vest at September 30, 2013	2,864	$2.60	8.28	$5,976

        The weighted average grant date fair value of options granted during the three-month period ended September 30, 2012 and 2013 was $0.81 and $1.14, respectively. The total intrinsic value of options exercised during the quarters ended September 30, 2012 and 2013 was $87 and $0, respectively.

        At September 30, 2013, there was $1,130 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.01 years.

        The Company may also grant Restricted Stock Awards ("RSAs") under the Plan with terms determined at the discretion of the Company's Board of Directors. The RSAs vest and become exercisable upon occurrence of a change in control or initial public offering, as defined in the Plan. The holders of RSAs have similar rights to common stockholders. As of September 30, 2012 and 2013 the Company had 404 RSAs outstanding to certain employees. No compensation expense is reflected in the accompanying financial statements for RSAs as such expense will be recorded upon vesting.

        The Company currently uses authorized and unissued shares to satisfy option exercises and share award vesting. As of September 30, 2013, the Company authorized 4,512 shares of common stock reserved for issuance under the plan, of which 444 are available for future grants.

  (b) 401(k) Plan

        The Company maintains a 401(k) plan with a safe harbor matching provision that covers all eligible employees. The Company matches 50% of the employees' contributions up to 6% of their gross pay. Contributions were approximately $141 and $248 for the three months ended September 30, 2012 and 2013, respectively.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(6) Commitments and Contingencies

  Reseller Agreements

        The Company has agreements with two resellers. The initial term of the first reseller agreement commenced in February 2007 and expires in February 2016 unless renewed. The initial term of the second reseller agreement commenced in June 2009 and expires in June 2016 unless renewed. Each of the Company's reseller agreements provides that the Company is required upon a termination of the agreement to acquire the assets of the reseller.

        The first reseller agreement provides that either party may terminate the agreement by electing not to renew the agreement beyond its original term. The Company, but not the reseller, also has the right to terminate the agreement at any time following the completion of an initial public offering by the Company. If a termination were to occur, the purchase price of the assets would be determined as a multiple of the annualized value of amounts, net of certain reductions, paid by the Company to the reseller during the three months preceding such termination. The Company paid the first reseller $0.5 million and $0.6 million during the three-month period ended September 30, 2012 and 2013, respectively.

        The second reseller agreement provided that the reseller may terminate the agreement by providing nine months' prior notice or upon an initial public offering by the Company. If a termination were to occur, the purchase price of the assets would be determined as a multiple of amounts, net of certain reductions, paid by the Company to the reseller during the 12 months preceding the termination. The Company amended this agreement in December of 2013 to provide that the reseller may not give a nine-month termination notice until after the earlier of (i) six months following the closing of an initial public offering by the Company or (ii) December 31, 2014. In addition, the Company, but not the reseller, now has the right to terminate the agreement at any time after the date that is six months following the completion of an initial public offering by the Company. The Company paid the second reseller $0.4 million and $0.5 million during the three-month period ended September 30, 2012 and 2013, respectively.

(7) Earnings Per Share

        Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Immediately prior to the completion of the Company's Initial Public Offering, all shares of outstanding Preferred Stock are expected to automatically convert into shares of the Company's common stock. Holders of Series A and holders of Series B Preferred Stock are entitled to liquidation preferences as outlined in Note 4 to the financial statements payable prior and in preference to any dividends on any shares of the Company's common stock.

        In the event a dividend is paid on common stock, the holders of Preferred Stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the Company's Preferred Stock do not have a contractual obligation to share in the losses of the Company. The Company considers its Preferred Stock to be participating securities and, in accordance with the two-class method, earnings allocated to

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(7) Earnings Per Share (Continued)

Preferred Stock and the related number of outstanding shares of Preferred Stock have been excluded from the computation of basic and diluted net income (loss) per common share.

        Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Redeemable Convertible Preferred Stock cumulative dividends, between common stock and Redeemable Convertible Preferred Stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

        Basic net loss per common share is computed using the weighted-average number of common shares outstanding during the period. Since the Series A and Series B Redeemable Convertible Preferred Stock are entitled to participate should any common stock dividends be declared but are not obligated to participate in any losses generated by the Company, basic net income per share is computed using the weighted-average number of common shares outstanding during the period plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted-average basis.

        Diluted net loss per share is computed using the weighted-average number of common shares outstanding during the period and, if dilutive, potential common shares outstanding during the period. Since the Series A and Series B Redeemable Convertible Preferred Stock are entitled to participate should any common stock dividends be declared but are not obligated to participate in any losses generated by the Company, diluted net income per share is computed using the weighted-average number of common shares plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted-average basis and, if dilutive, potential common shares outstanding during the period. The Company's potential common shares consist of the Incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.

        Restricted Stock Awards are excluded from both basic and diluted earnings per share calculations as the vesting conditions have not been met as of September 30, 2013.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(7) Earnings Per Share (Continued)

        The following table presents the calculation of basic and diluted net loss per share:

	Three months ended September 30,
	2012	2013
Basic net loss per share:
Numerator:
Net loss	$(405)	$(44)
Less: Undistributed earnings allocated to participating securities	(727)	(781)

Net loss attributable to common stockholders	$(1,132)	$(825)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic (in thousands)	47,983	47,983
Weighted-average effect of potentially dilutive shares:
Employee stock options (in thousands)	—	—

Diluted (in thousands)	47,983	47,983
Net loss per share attributable to common stockholders:
Basic	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)

        Potentially dilutive employee stock options were omitted from the calculations because the effect of their inclusion was antidilutive. Series A and Series B Redeemable Convertible Preferred Stock were omitted from the basic and diluted net loss per share calculations because Stockholders of those issuances are not obligated to participate in the losses generated by the Company as enumerated in the Company's Articles of Incorporation.

  Pro Forma Net Loss Per Common Share

        The numerator and denominator used in computing the unaudited pro forma net loss per common share for the three months ended September 30, 2013 have been adjusted to assume the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as well as the vesting of the RSAs as of the beginning of the period presented or at the time of issuance, if later. Pro forma net loss per share does not give effect to potential dilutive securities where the impact would be anti-dilutive. Pro forma net loss per common share also excludes $1,894 of compensation expense associated with the automatic vesting of employee RSAs which

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(7) Earnings Per Share (Continued)

the Company would have recorded upon successful completion of the qualifying event on September 30, 2013.

Three months ended September 30, 2013
Numerator:
Net loss	$(44)

Net loss attributable to common stockholders	$(44)

Denominator:
Historical denominator for basic and diluted net loss per common share—weighted average common shares (in thousands)	47,983
Plus: assumed conversion of redeemable convertible preferred stock to common stock and vesting of RSAs (in thousands)	18,304

Denominator for pro forma basic and diluted net loss per common share (in thousands)	66,287

Pro forma basic and diluted net loss per common share	$0.00

(8) Income Taxes

        The Company's effective tax rate of 89.2% for the three months ended September 30, 2013 differed from statutory rates primarily due to the benefits from federal and state research and development credits available to the Company and expenses not deductible for income tax reporting purposes. The Company's effective tax rate of 38.4% for the three months ended September 30, 2012 differed from statutory rates primarily due to state research and development credits available to the Company and expenses not deductible for income tax reporting purposes. No federal research and development credits were available to the Company for the three months ended September 30, 2012 given the lack of authorizing legislation during that period.

(9) Related Party Transactions

        The Company purchased sales leads from an entity owned by one of the stockholders in the amount of approximately $212 and $199 for the three months ended September 30, 2012 and 2013, respectively. The Company provides no management guidance to the entity and has no equity interest in the entity, no obligation or intention to fund any of the entity's operational shortfalls, and no right to any operational surpluses generated by the entity. Accounts payable due to this entity were approximately $65 and $55 of June 30 and September 30, 2013, respectively.

        On October 14, 2013, the Company hired substantially all of the employees of the sales lead generation entity described above.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(unaudited)

(10) Subsequent events

        The Company has evaluated subsequent events from the balance sheet date through December 5, 2013, the date at which the financial statements were available to be issued.

        On November 6, 2013, Paylocity Holding Corporation was established. All holders of Paylocity Corporation equity instruments were issued Paylocity Holding Corporation equity instruments with identical rights and obligations in exchange for their Paylocity Corporation equity instruments. Upon the completion of these transactions, Paylocity Holding Corporation was the sole stockholder of Paylocity Corporation. There was no impact on the Company's consolidated balance sheet, consolidated results of operations, or consolidated earnings per share presented in the consolidated financial statements and notes thereto for the periods ended September 30, 2012 and 2013 and there is not expected to be one in the future.

        On November 27, 2013, the Company's line of credit was increased to $3,500 and the due date was extended to December 31, 2015.

        See Notes 6 and 9 for additional subsequent event disclosures.

                            Shares

Paylocity Holding Corporation

Common Stock

Deutsche Bank Securities	BofA Merrill Lynch	William Blair

JMP Securities	Raymond James	Needham & Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution*

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and listing fee.

SEC registration fee
FINRA filing fee
listing fee
Blue sky fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Legal fees and expenses
Printing and engraving costs
Miscellaneous expenses

Total	$

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

        As permitted by the Delaware General Corporation Law, our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  For any breach of the director's duty of loyalty;

  •
  For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  Under section 174 of the Delaware General Corporation law regarding unlawful dividends and stock purchases; or

  •
  For any transaction for which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, our bylaws provide that:

  •
  We are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

  •
  We may indemnify our other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

  •
  We are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

  •
  We may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

  •
  The rights conferred in the bylaws are not exclusive.

        We intend to enter into indemnity agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        The indemnification provisions in our restated certificate of incorporation and amended and restated bylaws and the indemnity agreements entered into between us and each of our directors and officers may be sufficiently broad to permit indemnification of the our directors and officers for liabilities arising under the Securities Act.

        Reference is also made to the underwriting agreement, which provides for the indemnification of our officers, directors and controlling persons against certain liabilities.

        We are seeking to obtain directors' and officers' liability insurance and expect the insurance to include coverage for securities matters.

Item 15.    Recent Sales of Unregistered Securities

        Since October 1, 2010, we have sold and issued the following unregistered securities:

  •
  In June 2012, we issued 8,399,899 shares of our Series B preferred stock to a total of 8 accredited investors at a price of $3.2481 per share resulting in an aggregate purchase price of $27,283,712.

  •
  From October 1, 2010 through September 30, 2013, we issued options to our employees to purchase an aggregate of 2,851,500 shares of our common stock under our 2008 Equity Incentive Plan, with exercise prices ranging from $1.52 to $4.69 per share.

        No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1	Share Exchange Agreement, dated November 7, 2013.
3.1	Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering.
3.3	Bylaws of the Registrant, as currently in effect.

Exhibit Number	Description
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering.
4.1	Amended and Restated Investor Rights Agreement, dated June 29, 2012.
4.2	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated June 29, 2012.
4.3	Amended and Restated Voting Agreement, dated June 29, 2012.
4.4	Promissory Note, dated March 9, 2011, payable to Commerce Bank & Trust Company.
4.5.1	Revolving Line of Credit Note, dated March 9, 2011, payable to Commerce Bank & Trust Company.
4.5.2	Allonge to Revolving Line of Credit Note, dated November 27, 2013.
5.1*	Opinion of DLA Piper LLP (US).
10.1	Loan and Security Agreement by and among Commerce Bank & Trust Company and Paylocity Corporation, dated May 5, 2009.
10.1.1	First Amendment to Loan and Security Agreement, dated March 9, 2011.
10.2	Form of Indemnification Agreement for directors and officers.
10.3	2008 Equity Incentive Plan and forms of agreement thereunder.
10.3.1	First Amendment to the 2008 Equity Incentive Plan, dated August 5, 2010.
10.3.2	Second Amendment to the 2008 Equity Incentive Plan, dated June 29, 2012.
10.4*	2013 Equity Incentive Plan and forms of agreement thereunder.
10.5	Further Amended and Restated Employment Agreement between Paylocity Corporation and Steven R. Beauchamp, dated December 21, 2008.
10.6	Employment Agreement between Paylocity Corporation and Steven I. Sarowitz, effective July 1, 2013.
10.7	Amended and Restated Employment Agreement between Paylocity Corporation and Michael R. Haske, dated May 14, 2008.
10.7.1	First Amendment to Amended and Restated Employment Agreement between Paylocity Corporation and Michael R. Haske, dated December 4, 2013.
10.8	Office Lease between 3850 Wilke LLC and Paylocity Corporation, dated January 12, 2007.
10.8.1	Amendment to Office Lease, dated January 5, 2011.
10.8.2	Amendment to Office Lease, dated May 6, 2013.
21.1	List of subsidiaries of the Registrant.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).
24.1*	Power of Attorney (see page II-5 to this Registration Statement on Form S-1).

*
To be filed by amendment.

(b)
Financial Statement Schedules

        All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.    Undertakings

        The registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Arlington Heights, Illinois on the           day of           , 2013.

PAYLOCITY HOLDING CORPORATION
By:	Steven R. Beauchamp President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steven R. Beauchamp and Peter J. McGrail and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Steven R. Beauchamp	President and Chief Executive Officer (Principal Executive Officer) and Director	, 2013
Peter J. McGrail	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2013
Jeffrey T. Diehl	Director	, 2013

Name	Title	Date

Mark H. Mishler	Director	, 2013
Steven I. Sarowitz	Executive Chairman	, 2013
Ronald V. Waters, III	Director	, 2013